As confidentially submitted to the Securities and Exchange Commission on December 1, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CANADA GOOSE HOLDINGS INC.

(Exact name of registrant as specified in its charter)

British Columbia	2300	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

250 Bowie Avenue

Toronto, Ontario, Canada, M6E 4Y2

(416) 780-9850

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David M. Forrest

Vice President, Legal

250 Bowie Ave

Toronto, Ontario, Canada M6E 4Y2

(416) 780-9850

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas Holden Ropes & Gray LLP 3 Embarcadero Center San Francisco, California 94111-4006 (415) 315-6300	Robert Carelli Stikeman Elliott LLP 1155 Blvd René-Lévesque West Montreal, Quebec, Canada H3B 3V2 (514) 397-3000	Marc D. Jaffe Ian D. Schuman John Chory Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 (212) 906-1200	Desmond Lee Osler, Hoskin & Harcourt LLP 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 (416) 362-2111

Approximate date of commencement of proposed sale to public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee (1)
Common Shares, no par value	US$	US$

(1)	Exchange rate calculated based on the noon buying rate of US$1.00 = C$ certified for customs purposes by the U.S. Federal Reserve Bank of New York on .
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(3)	Includes common shares that may be sold upon exercise of the underwriters’ option to purchase additional common shares. See “Underwriting.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Canada Goose Holdings Inc.

Common Shares

This is the initial public offering of our common shares. We are selling              common shares, and the selling shareholders named in this prospectus, including our principal shareholders, are offering, in the aggregate              common shares. We will not receive any proceeds from the common shares sold by the selling shareholders. We currently expect the initial public offering price to be between C$         and C$         per common share.

No public market currently exists for our common shares. We intend to apply for listing of our common shares on                 in the United States under the symbol “                 ,” and on the Toronto Stock Exchange under the symbol “             .”

We are eligible to be treated as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933 and, as a result, are subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of             . See “Management—Director Independence.”

Investing in our common shares involves risk. See “Risk Factors” beginning on page 14.

	Per share	Total
Initial public offering price	C$	C$
Underwriting discounts and commissions (1)	C$	C$
Proceeds to us, before expenses	C$	C$
Proceeds to the selling shareholders, before expenses	C$	C$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than              common shares, the underwriters have the option to purchase up to an aggregate of              additional common shares from the selling shareholders at the initial public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to investors on or about                     , 2017.

CIBC Capital Markets	Credit Suisse	Goldman, Sachs & Co.	RBC Capital Markets

BofA Merrill Lynch	Morgan Stanley	Barclays	BMO	TD	Wells Fargo Securities

Prospectus dated                     , 2017

HERITAGE
A global outerwear icon 60 years in the making.

CRAFTSMANSHIP
Designed with purpose. Uncompromised quality.

CRAFTSMANSHIP
Designed with purpose. Uncompromised quality.

FUNCTION
Field-tested in the coldest places on Earth.

FUNCTION
Field-tested in the coldest places on Earth.

TIMELESS
Superior function is always in style.

TIMELESS
Superior function is always in style.
CANADA GOOSE
ARCTIC PROGRAM

ADVENTURE
Inspiring greatness in every season.

To our Shareholders,

When my grandfather started this company 60 years ago, I don’t know if he ever dreamed that this is where we would be today, but I am sure he would be proud. That pride has been a cornerstone throughout three generations of Canada Goose and, today, I am both humbled and excited to be writing this letter.

I believe Canada Goose is a brand like no other.

Since 1957, we have gone against the grain, stayed true to who we are and surpassed our expectations at almost every turn. We have turned business challenges into leadership opportunities and intuition into insight, invested heavily when others only chased margins and we have demonstrated that ‘doing good’ is good for business. In a world of fabricated stories, we have given people something real to experience.

For three generations, Canada Goose has helped people from all corners of the globe embrace the elements and make their adventures possible. We outfitted Laurie Skreslet, the first Canadian to summit Mount Everest in 1982, and helped a former two-packs-a-day smoker, Ray Zahab, break the world speed record for an unsupported expedition by a team to the South Pole. We helped a nurse who was plunged into the icy waters of Hudson Bay keep her core temperature warm enough to keep her heart beating. We helped Lance Mackey, champion dog-musher and cancer survivor, stay warm as he won the Iditarod and Yukon Quest, two years in a row. We help protect First Air crews from the elements when they’re flying north of 60-degrees and we help researchers in Antarctica and Polar Bears International scientists work outside for hours in freezing temperatures. And along the way we have found a home in urban centres too. We’ve brought the same function, quality and craftsmanship into great cities around the world including Toronto, New York, London, Paris, Tokyo and many others in between.

In doing so, we have played a leading role in the creation of a new category, premium outerwear, and established Canada Goose as an iconic brand. We have also invented new technologies, challenged traditional thinking, sold into leading retailers around the world and opened experiential stores of our own. We have made award-winning products and award-winning marketing campaigns, been embraced by world-renowned artists, athletes and adventurers, helped reinvigorate the declining apparel industry in Canada by creating thousands of jobs and played the role of ambassador for our country internationally. In the process, we’ve become a brand to watch and one that other companies try to emulate — an authentic leader on a global stage.

Authenticity is everything to us. It is woven into every aspect of our business from how we design and build our products to how we engage with our customers. That commitment does not come without its challenges, but we believe it is the only way for us to build an enduring brand that will continue for generations.

Far from this company’s humble beginnings, we now proudly sell in 36 countries. Today, Canada Goose is a brand that is known around the world. We are proud to be a champion of Made-in-Canada manufacturing and export the brand of Canada around the world. We believe that Canada Goose is good for Canada and for the world.

Fueled by strong performance, a bold vision that’s underpinned by world-class talent who have experience garnered from some of the world’s best brands, a relentless focus on execution and an inspiring culture, I believe we have an extraordinary opportunity ahead. We have all the right pieces in place to build this company to be the enduring legacy I know it can be.

But we will be careful. We are not interested in trading short term revenue opportunities for bad long term business decisions. We are focused on building an enduring brand, a legacy for our employees and our country and long-term value for our shareholders. We have been careful stewards of this brand for 60 years and we will do the same as a publicly-traded company in the years ahead.

That may mean we won’t always choose the obvious path or do what traditional thinking would dictate. We would not be where we are today if we had done what everyone else was doing or what was easy. We have taken risks that we believed in and we have succeeded in doing so. We intend to continue on our path of swimming upstream. It’s certainly more challenging, but more fun — and more rewarding.

We are on a remarkable journey, one that I feel incredibly privileged to lead and one that I hope you will be proud to be a part of. This is your invitation.

Dani Reiss, C.M.

President & CEO

250 BOWIE AVENUE  •  TORONTO, ONTARIO  •  M6E 4Y2  •  CANADA

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with different information, and neither we, the selling shareholders nor the underwriters take responsibility for any other information others may give you. We are not, and the selling shareholders and underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is only accurate as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Industry and Market Data

This prospectus includes market data and forecasts with respect to the apparel industry including outerwear and luxury segments of the industry. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this prospectus are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that we believe to be reliable. Information in this prospectus on the outerwear and luxury apparel

i

markets is from Euromonitor Apparel and Footwear 2017 edition and Euromonitor Luxury Goods 2017 edition, which is independent market research carried out by Euromonitor International Limited, but should not be relied upon in making, or refraining from making, any investment decision. The Euromonitor data is reported in U.S. Dollars and includes sales taxes at current prices. Outerwear includes men’s and women’s clothing for outdoor/out-of-the-house wear including shorts and trousers, jeans, jackets and coats, suits, shirts and blouses, jumpers, tops, dresses, skirts and leggings. Luxury Apparel is equivalent to Designer Apparel (Ready-to-Wear) which is the aggregation of Men’s Designer Apparel, Women’s Designer Apparel, Designer Childrenswear, Designer Apparel Accessories and Designer Hosiery. However, designer haute couture is excluded from Euromonitor International’s coverage. Some market and industry data, and statistical information and forecasts, are also based on management’s estimates, which are derived from our review of customer surveys commissioned by us and conducted on our behalf as well as the independent sources referred to above. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed under the captions “Risk Factors.” As a result, although we believe that these sources are reliable, we have not independently verified the information and you should not place substantial weight on these studies in making your investment decision.

Trademarks and Service Marks

This prospectus contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending applications or common law rights. Our major trademarks include the CANADA GOOSE word mark and the ARCTIC PROGRAM & DESIGN trademark (our disc logo consisting of the colour-inverse design of the North Pole and Arctic Ocean). In addition to the registrations in Canada and the United States, our word mark and design are registered in other jurisdictions which cover approximately 37 jurisdictions. Furthermore, in certain jurisdictions we register as trademarks certain elements of our products, such as fabric, warmth categorization and style names such as our Snow Mantra parka.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ®, (sm) and (TM) symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

Basis of Presentation

Unless otherwise indicated, all references in this prospectus to “Canada Goose,” “we,” “our,” “us” or similar terms refer to Canada Goose Holdings Inc. and its consolidated subsidiaries.

We publish our consolidated financial statements in Canadian dollars. In this prospectus, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$,” “C$,” “CDN$,” “CAD$,” “Canadian dollars” and “dollars” mean Canadian dollars and all references to “US$” and “USD” mean U.S. dollars.

On December 9, 2013, investment funds advised by Bain Capital L.P. and its affiliates, which we refer to as Bain Capital, acquired a majority equity interest in our business. We refer to this as the Acquisition. Accordingly, the financial statements presented elsewhere in this prospectus as of and for fiscal 2014 reflect the periods both prior and subsequent to the Acquisition. The consolidated financial statements as at and for fiscal 2014 are presented separately for (i) the predecessor period from April 1, 2013 through December 8, 2013, which we refer to as the Predecessor 2014 Period, and (ii) the successor period from December 9, 2013 through March 31, 2014, which we refer to as the Successor 2014 period, with the periods prior to the Acquisition being labeled as predecessor and the periods subsequent to the Acquisition labeled as successor. For the purpose of performing a comparison to fiscal 2015, we have prepared Unaudited Pro Forma Combined Supplemental Financial Information for fiscal 2014, which gives effect to the Acquisition as if it had occurred on April 1, 2013, and which we refer to as the Unaudited Pro Forma Combined 2014 Period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation.”

ii

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our fiscal year ends on March 31 of each calendar year. Our most recent fiscal year, which we refer to as fiscal 2016, ended on March 31, 2016. We refer to the year ended March 31, 2015 and the Unaudited Pro Forma Combined 2014 Period as fiscal 2015 and fiscal 2014, respectively.

iii

Prospectus Summary

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common shares. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision.

Canada Goose

Founded 60 years ago in a small Toronto warehouse, Canada Goose has grown into one of the world’s most desired outerwear brands. Across the globe, we are recognized for authentic heritage, uncompromised craftsmanship and quality, exceptional warmth and superior functionality. This reputation is decades in the making and is rooted in our commitment to creating premium products that deliver unrivaled functionality where and when it is needed most. Be it Canadian Arctic Rangers serving their country or an explorer trekking to the South Pole, people who live, work and play in the harshest environments on Earth have turned to Canada Goose. Throughout our history, we have found inspiration in these technical challenges and parlayed that expertise into creating exceptional products for any occasion. From research facilities in Antarctica and the Canadian High Arctic to the streets of Toronto, New York City, London, Paris, Tokyo and beyond, people have fallen in love with our brand and made it a part of their everyday lives.

We are deeply involved in every stage of our business as a designer, manufacturer, distributor and retailer of premium outerwear for men, women and children. This vertically integrated business model allows us to directly control the design and development of our products while capturing higher margins. Our products are sold through select outdoor, luxury and online retailers and distributors in 36 countries, our e-commerce sites in Canada, the United States, the United Kingdom and France and two recently opened retail stores in Toronto and New York City.

The power of our business model and our ability to profitably scale our operations are reflected in our financial performance. In fiscal 2016, we had revenue of $290.8 million, net income of $26.5 million, Adjusted EBITDA of $54.8 million, Adjusted EBITDA Margin of 18.9% and Adjusted Net Income of $35.5 million. We grew our revenue at a 38.3% compound annual growth rate (“CAGR”) and Adjusted EBITDA at an 87.7% CAGR from fiscal 2014 to fiscal 2016, while expanding our Adjusted EBITDA Margin from 10.2% to 18.9% over the same period. For additional information regarding Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, which are non-IFRS measures, including a reconciliation of these non-IFRS measures to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures.”

Our Competitive Strengths

We believe that the following strengths are central to the power of our brand and business model:

Authentic brand. For decades, we have helped explorers, scientists, athletes and film crews embrace the elements in some of the harshest environments in the world. Our stories are real and are best told through the unfiltered lens of Goose People, our brand ambassadors. The journeys, achievements and attitudes of these incredible adventurers embody our core belief that greatness is out there and inspire our customers to chart their own course.

Uncompromised craftsmanship. Leveraging decades of experience, field testing and obsessive attention to detail, we develop superior functional products. Our expertise in matching our technical fabrics with optimal blends of down enables us to create warmer, lighter and more durable products across seasons and applications. The commitment to superior quality and lasting performance that initially made us renowned for warmth now extends into breathability and protection from wind and rain.

Beloved and coveted globally. We offer outerwear with timeless style for anyone who wants to embrace the elements. From the most remote regions of the world to major metropolitan centres, we have successfully broadened our reach beyond our arctic heritage to outdoor enthusiasts, urban explorers and discerning consumers globally. Our deep connection with our customers is evidenced by their brand loyalty. Consumer surveys conducted on our behalf in 2016 show that 82% of customers say they love their Canada Goose jackets and 84% of customers indicate that, when making their next premium outerwear purchase, they would likely repurchase Canada Goose. These results are among the highest in our industry based on this survey.

Proudly made in Canada. Our Canadian heritage and commitment to local manufacturing are at the heart of our business and brand. While many companies in our industry outsource to offshore manufacturers, we are committed to aggressively investing in producing premium, high quality products in Canada, the country from which we draw our inspiration. Our Canadian production facilities and craftspeople allow us to deliver products of superior quality and functionality, which we believe has set us apart on the international stage and in the minds of our customers.

Flexible supply chain. We directly control the design, innovation, development, engineering and testing of our products, which we believe allows us to achieve greater operating efficiencies and deliver superior quality products. We manage our production through a combination of in-house manufacturing facilities and long-standing relationships with Canadian third party sub-contractors. Our flexible supply chain gives us distinct advantages including the ability to scale our operations, adapt to customer demand, shorten product development cycles and achieve higher margins.

Multi-channel distribution. Our global distribution strategy allows us to reach customers through two distinct, brand-enhancing channels. In our wholesale channel, which extends into 36 countries, we carefully select the best retail partners and distributors to represent our brand in a manner consistent with our heritage and growth strategy. As a result, our retail partnerships include best-in-class outdoor, luxury and online retailers. Through our fast growing direct to consumer (“DTC”) channel, which includes our e-commerce sites in four countries and two recently opened retail stores, we are able to more directly control the customer experience, driving deeper brand engagement and loyalty, while also realizing more favorable margins. We employ product supply discipline across both of our channels to manage scarcity, preserve brand strength and optimize profitable growth for us and our retail partners.

Passionate and committed management team. Through steady brand discipline and a focus on sustainable growth, our management team has transformed a small family business into a global brand. Dani Reiss, our CEO, has worked in almost every area of our company and successfully developed our international sales channels prior to assuming the role of CEO in 2001. Dani has assembled a team of seasoned executives from diverse and relevant backgrounds, who draw on an average of over 15 years’ experience working with a wide range of leading global companies including Marc Jacobs, New Balance, Nike, Patagonia, Ralph Lauren, McKinsey, Avery Dennison, UFC and Red Bull. Their leadership and passion have accelerated our evolution into a three season lifestyle brand and the rollout of our DTC channel.

Our Growth Strategies

We have built a strong foundation as Canada Goose has evolved into one of the world’s most desired outerwear brands. Over the past three fiscal years, we have grown our revenue at a 38.3% CAGR and Adjusted EBITDA at an 87.7% CAGR. We have also expanded our Adjusted EBITDA Margin from 10.2% to 18.9%, over the same period while concurrently making significant long-term investments in our human capital, production capacity, brand building and distribution channels. Leveraging these investments and our proven growth strategies, we will continue to aggressively pursue our substantial global market opportunity.

Execute our proven market development strategy. As we have grown our business, we have developed a successful framework for entering and developing our markets by increasing awareness and broadening customer access. We intend to continue executing on the following tactics as we further penetrate our markets globally:

Introduce and strengthen our brand. Building brand awareness among potential new customers and strengthening our connections with those who already know us will be a key driver of our growth. While our brand has achieved substantial traction globally and those who have experienced our products demonstrate strong loyalty, our presence is relatively nascent in many of our markets. According to an August 2016 consumer survey conducted on our behalf, the vast majority of consumers outside of Canada are not aware of Canada Goose. Through a combination of the organic word-of-mouth brand building that has driven much of our success to date and a more proactive approach to reaching new audiences through traditional channels, we will continue to introduce the Canada Goose brand to the world.

Enhance our wholesale network. We intend to continue broadening customer access and strengthening our global foothold in new and existing markets by strategically expanding our wholesale network and deepening current relationships. In all of our markets, we have an opportunity to increase sales by adding new wholesale doors and increasing volume with existing retail partners. Additionally, we are focused on strengthening relationships with our retail partners through broader offerings, exclusive products and shop-in-shop formats. We believe our retail partners have a strong incentive to showcase our brand as our products drive customer traffic and consistent full-price sell-through in their stores.

Accelerate our e-commerce-led Direct to Consumer rollout. Our DTC channel serves as an unfiltered window into our brand, which creates meaningful relationships and direct engagement with our customers. This drives opportunities to generate incremental revenue growth and capture full retail margin. We have rapidly grown our online sales to $33.0 million in fiscal 2016, which represented 11.4% of our consolidated revenue. We have subsequently launched new online storefronts in the United Kingdom and France and plan to continue introducing online stores in new markets. Our e-commerce platform is complemented by our two recently opened retail stores in Toronto and New York City. We intend to open a select number of additional retail locations in major metropolitan centres and premium outdoor destinations where we believe they can operate profitably.

Strengthen and expand our geographic footprint. We believe there is an opportunity to grow penetration across our existing markets and selectively enter new regions. Although the Canada Goose brand is recognized globally, our recent investments have been focused on North America and have driven exceptional growth in Canada and the United States. Outside of Canada and the United States (“Rest of World”), we have identified an opportunity to accelerate our momentum utilizing our proven growth framework. The following table presents our revenue in each of our geographic segments over the past three fiscal years:

(in millions)	fiscal year ended March 31,			‘14 – ‘16
	2014	2015	2016	CAGR
Canada	$72.5	$75.7	$95.2	14.6%
United States	$33.6	$57.0	$103.4	75.5%
Rest of World	$46.0	$85.7	$92.2	41.6%

Total	$152.1	$218.4	$290.8	38.3%

Canada. While we have achieved high brand awareness in Canada, we continue to experience strong penetration and revenue growth driven primarily by expanding access and product offerings. After developing a strong wholesale footprint, we successfully launched our Canadian e-commerce platform in August 2014 and opened our first retail store in Toronto in October 2016. We expect to further develop our presence through increased strategic marketing activities, deeper relationships with our retail partners and continued focus on our DTC channel. Additionally, we intend to continue broadening our product offering to make Canada Goose a bigger part of our customers’ lives.

United States. As we continue to capture the significant market opportunity in the United States, our focus is on increasing brand awareness to a level that approaches what we have achieved in Canada. According to an August 2016 consumer survey conducted on our behalf, aided brand awareness in the United States is 16% as compared to 76% in Canada. Our market entry has been staged on a regional basis, with the bulk of our investments and wholesale penetration concentrated in the Northeast. This has been the primary driver of our historical growth and momentum in the U.S. and we continue to generate strong growth in the region. Building on this success, we launched our national e-commerce platform in September 2015 and opened our first retail store in New York City in November 2016. We believe there is a large white space opportunity in other regions such as the Mid-Atlantic, Midwest and Pacific Northwest. As we sequentially introduce our brand to the rest of the country, we are focused on expanding our wholesale footprint, including executing our shop-in-shop strategy and continuing to deliver a broader three season product assortment to our partners.

Rest of World. We currently generate sales in every major Western European market and, while this is where the brand first achieved commercial success, we believe there are significant opportunities to accelerate these markets to their full potential. In the United Kingdom and France in particular, we have achieved strong traction through our retail partnerships, but have yet to fully extend our wholesale network and are only in the initial phase of executing on our shop-in-shop strategy. In both markets, we launched our e-commerce platforms in September 2016 and intend to establish our owned retail presence in the near future. While the United Kingdom and France are our most developed European markets, we have identified a number of markets with significant near-term development potential, such as Germany, Italy and Scandinavia.

Outside of Europe, our most established markets are Japan and Korea. Over the past decade, we have grown successfully in Japan, and in both Japan and Korea, we recently partnered with world-class distributors. These partners will help us continue to build awareness and access to the brand while ensuring its long term sustainability. Additionally, we currently have a minimal presence in China and other large markets which represent significant future opportunities.

Enhance and expand our product offering. Continuing to enhance and expand our product offering represents a meaningful growth driver for Canada Goose. Broadening our product line will allow us to strengthen brand loyalty with those customers who already love Canada Goose, drive higher penetration in our existing markets and expand our appeal across new geographies and climates. Drawing on our decades of experience and customer demand for inspiring new functional products, we intend to continue developing our offering through the following:

Elevate Winter. Recognizing that people want to bring the functionality of our jackets into their everyday lives, we have developed a wide range of exceptional winter products for any occasion. While staying true to our arctic heritage, we intend to continue refreshing and broadening our offering with new stylistic variations, refined fits and exclusive limited edition collaborations.

Expand Spring and Fall. We intend to continue building out our successful Spring and Fall collections in categories such as lightweight and ultra-lightweight down, rainwear, windwear and softshell jackets. While keeping our customers warm, comfortable and protected across three seasons, these extensions also increase our appeal in markets with more temperate climates.

Extend beyond outerwear. Our strategy is to selectively respond to customer demand for functional products in adjacent categories. Consumer surveys conducted on our behalf indicate that our customers are looking for additional Canada Goose products, particularly in key categories such as knitwear, fleece, footwear, travel gear and bedding. We believe offering inspiring new products that are consistent with our heritage, functionality and quality represents an opportunity to develop a closer relationship with our customers and expand our addressable market.

Continue to drive operational excellence. As we scale our business, we plan to continue leveraging our brand and powerful business model to drive operational efficiencies and higher margins in the following ways:

Channel mix. We intend to expand our DTC channel in markets that can support the profitable rollout of e-commerce and select retail stores. As our distribution channel mix shifts toward our e-commerce-led DTC channel, we expect to capture incremental gross profit.

Price optimization. We intend to continue optimizing our pricing to capture the full value of our products and the superior functionality they provide to our customers. Additionally, we actively balance customer demand with scarcity of supply to avoid the promotional activity that is common in the apparel industry. This allows us and our retail partners to sell our products at full price, avoid markdowns and realize full margin potential.

Manufacturing capabilities. Approximately one-third of Canada Goose products are currently manufactured in our own Canadian facilities. We intend to optimize our domestic manufacturing mix by opportunistically bringing additional manufacturing capacity in-house to capture incremental gross profit.

Operating leverage. We have invested ahead of our growth in all areas of the business including design and manufacturing, multi-channel distribution and corporate infrastructure. As we continue our growth trajectory, we have the opportunity to leverage these investments and realize economies of scale.

Corporate Information

Our company was founded in Toronto, Canada in 1957. In December 2013, we partnered with Bain Capital through a sale of a 70% equity interest in our business to Bain Capital to accelerate our growth. In connection with such sale, Canada Goose Holdings Inc. was incorporated under the Business Corporations Act (British Columbia) on November 21, 2013.

Our principal office is located at 250 Bowie Avenue, Toronto, Ontario, Canada M6E 4Y2 and our telephone number is (416) 780-9850. Our registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. Our website address is www.canadagoose.com. Information contained on, or accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference.

Sponsor Overview

Bain Capital L.P. is one of the world’s leading private, multi-asset alternative investment firms with over US$75 billion of assets under management. Bain Capital invests across asset classes including private equity, credit, public equity and venture capital, and leverages its shared platform to capture opportunities in its strategic areas of focus. Currently, Bain Capital has a team of nearly 400 investment professionals supporting its various asset classes. Headquartered in Boston, Bain Capital has offices in New York, Chicago, Palo Alto, San Francisco, London, Dublin, Munich, Hong Kong, Tokyo, Shanghai, Mumbai, Sydney and Melbourne.

Since 1984, Bain Capital Private Equity has made nearly 300 investments in a variety of industries around the world. The firm has a long and successful history of investing in consumer products and retail businesses and has a dedicated group of investment professionals focused on the sector. Bain Capital Private Equity has helped to build and scale many leading brands, including Burlington Stores, Samsonite, Staples, Sundial Brands and TOMS in the U.S. and Europe as well as Dollarama, BRP and Shoppers Drug Mart in Canada.

Following the completion of this offering, the Bain Capital will own approximately     % of our common shares, or     % if the underwriters’ option to purchase additional common shares is fully exercised. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of              (the “             ”) on which we intend to apply to list our common shares. See “Risk Factors—Risks Related to This Offering and Our Common Shares.”

Risk Factors

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common shares. If any of these risks actually occur, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	we may be unable to maintain the strength of our brand;

•	we may not be able to manage our growth effectively;

•	our brand expansion plans may be unsuccessful;

•	fluctuations in raw materials costs or currency exchange rates may impact our operating results; and

•	our principal shareholders will have the ability to control the outcome of matters submitted for shareholder approval and may have interests that differ from those of our other shareholders.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, as amended. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•	an exemption to include in an initial public offering registration statement less than five years of selected financial data;

•	reduced executive compensation disclosure; and

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We will not take advantage of this provision because IFRS standards make no distinction between public and private companies for purposes of compliance with new or revised accounting standards.

We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual gross revenue of at least US$1.0 billion;

•	the last day of our fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; or

•	the date on which we are deemed to be a “large accelerated filer” under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

In addition, upon consummation of this offering, we will report under the Exchange Act, as a non-U.S. company with foreign private issuer status. As a foreign private issuer, we may take advantage of certain provisions in the

Listing Rules that allow us to follow Canadian law for certain corporate governance matters. See “Management—Foreign Private Issuer Status.” Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.

The Offering

Common Shares Offered by us	common shares.

Common Shares Offered by the Selling Shareholders	common shares (or common shares if the underwriters exercise their option to purchase additional common shares in full).

Common Shares to be Outstanding After This Offering	common shares.

Offering Price	$ per common share.

Option to Purchase Additional Common Shares	The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to additional common shares from the selling shareholders identified in this prospectus.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $ million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of common shares in this offering by the selling shareholders, including upon the sale of common shares if the underwriters exercise their option to purchase additional common shares from certain of the selling shareholders in this offering.

We intend to use the net proceeds from this offering to repay a portion of our outstanding indebtedness, including indebtedness incurred as part of the Recapitalization, and to use any remaining net proceeds for working capital and for general corporate purposes. See “Use of Proceeds” and “Recapitalization.”

Dividend Policy	We do not expect to pay any dividends on our common shares in the foreseeable future. See “Dividend Policy.”

Principal Shareholder	Upon completion of this offering, Bain Capital will continue to own a controlling interest in us. Accordingly, we currently intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of . See “Management—Director Independence” and “Principal and Selling Shareholders.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in our common shares.

Proposed Symbol	“ .”

Unless otherwise indicated, the number of common shares to be outstanding after this offering is based on              common shares outstanding as of              and excludes the following:

•	common shares issuable upon exercise of options outstanding under our equity incentive plans as of at a weighted average exercise price of $ per common share; and

•	common shares reserved for future issuance under our equity incentive plans as of .

In addition, the prospectus assumes no exercise of the underwriters’ option to purchase additional common shares from the selling shareholders identified in this prospectus.

Summary Historical Consolidated Financial and Other Data

The following tables set forth our summary historical consolidated financial data. You should read the following summary historical consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the summary historical consolidated information for the years ended March 31, 2016 and March 31, 2015 and the periods from December 9, 2013 to March 31, 2014 and April 1, 2013 to December 8, 2013 and the summary consolidated financial position information as of March 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations information for the six-months ended September 30, 2015 and 2016 and the summary consolidated financial position information as of September 30, 2016 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS and are presented in thousands of Canadian dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

On December 9, 2013, Bain Capital acquired a majority equity interest in our business as part of the Acquisition. Accordingly, the financial statements presented elsewhere in this prospectus as of and for fiscal 2014 reflect the periods both prior and subsequent to the Acquisition. The consolidated financial statements for March 31, 2014 are presented separately for the predecessor period from April 1, 2013 through December 8, 2013, which we refer to as the Predecessor 2014 Period, and the successor period from December 9, 2013 through March 31, 2014, which we refer to as the Successor 2014 period, with the periods prior to the Acquisition being labeled as predecessor and the periods subsequent to the Acquisition labeled as successor. For the purpose of performing a comparison to fiscal 2015, we have prepared Unaudited Pro Forma Combined Supplemental Financial Information for fiscal 2014, which gives effect to the Acquisition as if it had occurred on April 1, 2013, and which we refer to as the Unaudited Pro Forma Combined 2014 Period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation.”

	Successor					Predecessor
CAD$000s (except per share data)	Six months ended September 30, 2016	Six months ended September 30, 2015	Fiscal Year ended March 31, 2016	Fiscal Year ended March 31, 2015	Period from December 9, 2013 to March 31, 2014	Period from April 1, 2013 to December 8, 2013
Statement of Operations Data:
Revenue	$143,630	$133,405	$290,830	$218,414	$17,263	$134,822
Cost of sales	79,637	70,532	145,206	129,805	14,708	81,613

Gross profit	63,993	62,873	145,624	88,609	2,555	53,209
Selling, general and administrative expenses	48,265	40,918	100,103	59,317	20,494	30,119
Depreciation and amortization	2,936	2,481	4,567	2,623	804	447

Operating income (loss)	12,792	19,474	40,954	26,669	(18,743)	22,643
Net interest and other finance costs	5,533	3,802	7,996	7,537	1,788	1,815

Income (loss) before income tax expense	7,259	15,672	32,958	19,132	(20,531)	20,828
Income tax expense (recovery)	1,277	1,431	6,473	4,707	(5,054)	5,550

Net income (loss)	5,982	14,241	26,485	14,425	(15,477)	15,278

	Successor					Predecessor
CAD$000s (except per share data)	Six months ended September 30, 2016	Six months ended September 30, 2015	Fiscal Year ended March 31, 2016	Fiscal Year ended March 31, 2015	Period from December 9, 2013 to March 31, 2014	Period from April 1, 2013 to December 8, 2013
Earnings (loss) per share
basic	598,191.00	1,424,000.10	2,648,500.00	1,442,500.00	(1,547,700.00)	157,505.15
diluted	2.82	7.56	12.08	13.23	(1,547,700.00)	157,505.15
Weighted average number of shares outstanding
basic	10	10	10	10	10	97
diluted	2,117,514	1,884,747	2,193,277	1,090,404	10	97

Other Data:
EBITDA (1)	$16,724	$22,667	$46,870	$30,064	$(17,714)	$23,609
Adjusted EBITDA (1)	26,423	27,879	54,846	37,444	(8,165)	23,727
Adjusted EBITDA Margin (2)	18.4%	20.9%	18.9%	17.1%	(47.3)%	17.6%
Adjusted Net Income (1)	17,248	22,268	35,455	25,459	(4,143)	15,365

	As of September 30, 2016	As of March 31, 2016	As of March 31, 2015
Financial Position Information:
Cash	$10,931	$7,226	$5,918
Total assets	454,991	353,018	274,825
Total liabilities	305,215	210,316	160,392
Shareholders’ equity	149,776	142,702	114,433

(1)	EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are financial measures that are not defined under IFRS. We use these non-IFRS financial measures, and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. In particular, following the Acquisition, we have made changes to our legal and operating structure to better position our organization to achieve our strategic growth objectives, which have resulted in outflows of economic resources. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes. In addition, we believe EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are measures commonly used by investors to evaluate companies in the apparel industry. However, they are not presentations made in accordance with IFRS and the use of the terms EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income vary from others in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. For example, these financial measures:

•	exclude certain tax payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The tables below illustrate a reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted Net Income for the periods presented:

CAD$000s	Six months ended September 30, 2016	Six months ended September 30, 2015	Year ended March 31, 2016	Year ended March 31, 2015	Period from April 1, 2013 to December 8, 2013	Period from December 9, 2013 to March 31, 2014	Unaudited Pro Forma Period ended March 31, 2014 (l)
Net income (loss)	$5,982	$14,241	$26,485	$14,425	$15,278	$(15,477)	$3,023
Add the impact of:
Income tax expense (recovery)	1,277	1,431	6,473	4,707	5,550	(5,054)	1,024
Interest expense	5,533	3,802	7,996	7,537	1,815	1,788	7,136
Depreciation and amortization	3,932	2,481	5,916	3,395	966	1,029	3,146

EBITDA	16,724	22,667	46,870	30,064	23,609	(17,714)	14,329
Add the impact of:
Bain Capital management fees (a)	327	180	1,092	894	—	277	539
Transaction costs (b)	2,734	—	299	—	—	5,791
Purchase accounting adjustments (c)				2,861	—	2,906
Unrealized (gain)/loss on derivatives (d)	4,422	—	(4,422)	(138)	(257)	377	120
International restructuring costs (e)	175	1,986	6,879	1,038	—	—	—
Share-based compensation (f)	1,499	250	500	300	—	—	—
Agent terminations and other (g)	(116)	2,796	3,628	2,425	375	198	574
Non-cash rent expense (h)	657	—	—	—

Adjusted EBITDA	$26,423	$27,879	$54,846	$37,444	$23,727	$(8,165)	$15,562

CAD$000s	Six months ended September 30, 2016	Six months ended September 30, 2015	Year ended March 31, 2016	Year ended March 31, 2015	Period from April 1, 2013 to December 8, 2013	Period from December 9, 2013 to March 31, 2014	Unaudited Pro Forma Period ended March 31, 2014 (l)
Net income (loss)	$5,982	$14,241	$26,485	$14,425	$15,278	$(15,477)	$3,023
Add the impact of:
Bain Capital management fees (a)	327	180	1,092	894	—	277	539
Transaction costs (b)	2,734	—	299	—	—	5,791	—
Purchase accounting adjustments (c)	—	—	—	2,861	—	2,906	—
Unrealized (gain)/loss on derivatives (d)	4,422	—	(4,422)	(138)	(257)	377	120
International restructuring costs (e)	175	1,986	6,879	1,038	—	—	—
Share-based compensation (f)	1,499	250	500	300	—	—	—
Agent terminations and other (g)	(116)	2,796	3,628	2,425	375	198	574
Non-cash rent expense (h)	657	—	—	—	—	—	—
Amortization on intangible assets acquired by Bain Capital (i)	1,088	1,088	2,175	2,175	—	725	2,175
Non-cash interest on Bain Capital subordinated debt (j)	2,886	2,535	5,421	5,080	—	4,761	4,809

Total adjustments	13,672	8,834	15,572	14,635	118	15,035	8,217
Tax effect of adjustments	(2,406)	(807)	(3,058)	(3,601)	(31)	(3,701)	(2,079)
Tax effect of one-time intercompany transaction (k)	—	—	(3,544)	—	—	—	—

Adjusted Net Income	$17,248	$22,268	$35,455	$25,459	$15,365	$(4,143)	$9,161

(a)	Represents the amount paid pursuant to the management agreement with Bain Capital for ongoing consulting and other services, which we expect will be terminated upon consummation of this offering. See “Certain Relationships and Related Party Transactions—Management Agreement.”
(b)	In connection with the Acquisition and the filing of this prospectus, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred and were directly related to these two matters. These fees are not indicative of the Company’s ongoing costs and we expect they will discontinue following the completion of this offering.
(c)	In connection with the Acquisition, we recognized acquired inventory at fair value, which included a mark-up for profit. Recording inventory at fair value in purchase accounting had the effect of increasing inventory and thereby increasing the cost of sales in subsequent periods as compared to the amounts we would have recognized if the inventory was sold through at cost. The write-up of acquired inventory sold represents the incremental cost of sales that was recognized as a result of purchase accounting. This inventory was sold in fiscal 2014 and fiscal 2015 and has impacted net income in both periods.
(d)	Represents unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows will occur is more appropriate.
(e)	Represents expenses incurred to establish our European headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel and incurring temporary office costs.
(f)	Represents non-cash share-based compensation expense. Adjustments in fiscal 2017 reflect management’s estimates that certain tranches of outstanding option awards will vest.
(g)	Represents accrued expenses in respect of termination payments to be made to our third party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in indemnities and other termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.
(h)	Represents non-cash amortization charges during pre-opening periods for new store leases.
(i)	As a result of the Acquisition, we recognized an intangible asset for customer lists in the amount of $8.7 million, which has a useful life of four years.
(j)	As part of the financing of the Acquisition, we issued subordinated debt to investment funds advised by Bain Capital, which bears interest at 6.7%. In connection with the Recapitalization, we expect the entire amount of the notes, including accumulated interest thereon, to be repaid. See “Certain Relationships and Related Party Transactions—Promissory Notes and Continuing Subscription Agreement.”
(k)	During fiscal 2016, we entered into a series of transactions whereby our wholly-owned subsidiary, Canada Goose International AG, acquired the global distribution rights to our products. As a result, there was a one-time tax benefit of $3.5 million recorded during the year.
(l)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation” for a presentation of our Unaudited Pro Forma Combined Supplemental Financial Information for the year ended March 31, 2014.
(2)	Adjusted EBITDA Margin is equal to Adjusted EBITDA for the period presented as a percentage of revenue for the same period.

Risk Factors

This offering and investing in our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common shares. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common shares could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Please also see “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Business

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand we may be unable to sell our products, which would adversely affect our business.

The Canada Goose name and premium brand image are integral to the growth of our business, and to the implementation of our strategies for expanding our business. We believe that the brand image we have developed has significantly contributed to the success of our business and is critical to maintaining and expanding our customer base. Maintaining and enhancing our brand may require us to make substantial investments in areas such as product design, store openings and operations, marketing, e-commerce, community relations and employee training, and these investments may not be successful.

We anticipate that, as our business expands into new markets and new product categories and as the market becomes increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. Conversely, as we penetrate these new markets and our brand becomes more widely available, it could potentially detract from the appeal stemming from the scarcity of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products, unfair labour practices, and failure to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to be a leader in the premium outerwear industry and to continue to offer a range of high quality products to our customers, which we may not execute successfully. Any of these factors could harm our sales, profitability or financial condition.

A key element of our growth strategy is expansion of our product offerings into new product categories. We may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers. As of September 30, 2016, our brand is sold in 36 countries through nearly 2,500 wholesale doors. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our premium functional products as compared to traditional outerwear. Our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.

Because our business is highly concentrated on a single, discretionary product category, premium outerwear, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.

Our business is not currently diversified and consists primarily of designing, manufacturing and distributing premium outerwear and accessories. In fiscal 2016, our main product category across all seasons, our jackets, was made up of over 100 styles and comprised the majority of our sales. Consumer preferences often change rapidly. Therefore, our business is substantially dependent on our ability to attract customers who are willing to pay a premium for our products. Any future shifts in consumer preferences away from retail spending for premium outerwear and accessories would also have a material adverse effect on our results of operations.

In addition, we believe that continued increases in sales of premium outerwear will largely depend on customers continuing to demand technical superiority from their luxury products. If the number of customers demanding premium outerwear does not continue to increase, or if our customers are not convinced that our premium outerwear is more functional or stylish than other outerwear alternatives, we may not achieve the level of sales necessary to support new growth platforms and our ability to grow our business will be severely impaired.

A downturn in the economy may affect customer purchases of discretionary items, which could materially harm our sales, profitability and financial condition.

Many factors affect the level of consumer spending for discretionary items such as our premium outerwear and related products. These factors include general economic conditions, interest and tax rates, the availability of consumer credit, disposable consumer income, unemployment and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our premium outerwear, tend to decline during recessionary periods when disposable income is lower. During our 60-year history, we have experienced recessionary periods, but we cannot predict the effect on our sales and profitability. A downturn in the economy in markets in which we sell our products may materially harm our sales, profitability and financial condition.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenue and profitability.

The market for outerwear is highly competitive and fragmented. We compete directly against other wholesalers and direct retailers of premium functional outerwear and luxury apparel. Because of the fragmented nature of the marketplace, we also compete with other apparel sellers, including those who do not specialize in outerwear. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, store development, marketing, distribution, and other resources than we do.

Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. Many of our competitors have more established and diversified marketing programs, including with respect to promotion of their brands through traditional forms of advertising, such as print media and television commercials, and through celebrity endorsements, and have substantial resources to devote to such efforts. Our competitors may also create and maintain brand awareness using traditional forms of advertising more quickly than we can. Our competitors may also be able to increase sales in their new and existing markets faster than we can by emphasizing different distribution channels than we can, such as catalog sales or an extensive retail network, and many of our competitors have substantial resources to devote toward increasing sales in such ways.

If we fail to attract new customers, we may not be able to increase sales.

Our success depends, in part, on our ability to attract new customers. In order to expand our customer base, we must appeal to and attract consumers who identify with our products. We have made significant investments in enhancing our brand and attracting new customers. We expect to continue to make significant investments to promote our current products to new customers and new products to current and new customers, including through our DTC e-commerce platforms and retail store presence. Such campaigns can be expensive and may not result in increased sales. Further, as our brand becomes more widely known, we may not attract new customers as we have in the past. If we are unable to attract new customers, we may not be able to increase our sales.

We have grown rapidly in recent years. If we are unable to manage our operations at our current size or to manage any future growth effectively, the pace of our growth may slow.

We have expanded our operations rapidly since 2013 and have been developing a DTC channel with the launch of our four e-commerce stores in Canada and the United States as well as the United Kingdom and France in August 2014, September 2015 and September 2016, respectively, and the opening of our first two retail stores in October and November of 2016 in Toronto and New York City, respectively. Our revenue increased from $152.1 million for fiscal 2014 to $290.8 million for fiscal 2016, a CAGR of approximately 38.3%, including $33.0 million of contribution from our DTC channel in fiscal 2016.

If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development, manufacturing and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other personnel. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results.

Our growth strategy involves expansion of our DTC channel, including retail stores and on-line, which may present risks and challenges that we have not yet experienced.

Our business has only recently evolved from one in which we only distributed products on a wholesale basis for resale by others to one that also includes a multi-channel experience, which includes retail physical and online stores operated by us. Growing our e-commerce platforms and number of physical stores is essential to our growth strategy, as is expanding our product offerings available through these channels. However, we have limited operating experience executing this strategy, which we launched with our first e-commerce store in August 2014 and our first retail store in October 2016. This strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce store design does not appeal to our customers, reliably function as designed, or maintain the privacy of customer data, or if we are unable to consistently meet our brand promise to our customers, we may experience a loss of customer confidence or lost sales, or be exposed to fraudulent purchases, which could adversely affect our reputation and results of operations.

We currently operate our online stores in Canada, the United States, the United Kingdom and France, and are planning to expand our e-commerce platform to other geographies. These countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our international expansion.

Our operating results are subject to seasonal and quarterly variations in our revenue and operating income, which could cause the price of our common shares to decline.

Our business is seasonal and, historically, we have realized a higher portion of our revenue and earnings for the fiscal year in the second and third fiscal quarters, due to the impact of wholesale orders in anticipation of the Winter and holiday selling season. Many of these orders are not subject to contracts and, if cancelled for any reason, could result in harm to our sales and financial results. In addition, any factors that harm our second and third fiscal quarter operating results, including disruptions in our supply chain, unseasonably warm weather or unfavorable economic conditions, could have a disproportionate effect on our results of operations for the entire fiscal year.

In order to prepare for our peak shopping season, we must maintain higher quantities of finished goods. As a result, our working capital requirements also fluctuate during the year, increasing in the first and second fiscal quarters and declining significantly in the fourth fiscal quarter.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the sales contributed by our DTC channel. As a result, historical period-to-period comparisons of our sales and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

Our indebtedness could adversely affect our financial condition.

We have a material amount of indebtedness. As of September 30, 2016, we had $148.4 million of borrowings outstanding under our Revolving Facility, and $51.6 million of unused commitments under our Revolving Facility. Upon the completion of this offering, after giving effect to the Recapitalization and use of proceeds described in this prospectus, we expect to have total indebtedness of $             million. Our debt could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing;

•	requiring a portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior secured credit facilities, are at variable rates of interest; and

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete.

The credit agreement governing our Revolving Facility contains a number of restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur certain liens, make investments and acquisitions, incur or guarantee additional indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem our common or preferred shares, or enter into certain other types of contractual arrangements affecting our subsidiaries or indebtedness. In addition, the restrictive covenants in the credit agreement governing our Revolving Facility require us to maintain a minimum fixed charge coverage ratio if excess availability under our Revolving Facility falls below a specified threshold. We expect that the agreements governing any new senior secured credit facilities will contain similar restrictive covenants and, with respect to any new revolving credit facility, require us to maintain specified financial ratios, subject to certain conditions.

Although the credit agreement governing our Revolving Facility contains restrictions on the incurrence of additional indebtedness, those restrictions are subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with those restrictions could be substantial. We may also seek to amend or refinance one or more of our debt instruments to permit us to finance our growth strategy or improve the terms of our indebtedness.

Our plans to improve and expand our product offerings may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.

In addition to our DTC strategy and the expansion of our geographic footprint, we plan to grow our business by expanding our product offerings. The principal risks to our ability to successfully carry out our plans to expand our product offering include:

•	if our expanded product offerings fail to maintain and enhance our distinctive brand identity, our brand image may be diminished and our sales may decrease;

•	implementation of these plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems; and

•	incorporation of novel materials or features into our products may not be accepted by our customers or may be considered inferior to similar products offered by our competitors.

In addition, our ability to successfully carry out our plans to expand our product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and styles. These plans could be abandoned, could cost more than anticipated and could divert resources from other areas of our business, any of which could negatively impact our competitive position and reduce our revenue and profitability.

We rely on a limited number of third-party suppliers to provide high quality raw materials.

Our products require high quality raw materials, including cotton, polyester, down and coyote fur. The price of raw materials depends on a wide variety of factors largely beyond the control of Canada Goose. A shortage, delay or interruption of supply for any reason could negatively impact our ability to fulfill orders and have an adverse impact on our financial results.

In addition, we rely on a very small number of direct suppliers for our raw materials. As a result, any disruption to these relationships could have a material adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain inventory in the quantities and at the quality that we desire. Such events include difficulties or problems with our suppliers’ businesses, finances, labour relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters or other catastrophic occurrences. Furthermore, there can be no assurance that our suppliers will continue to provide fabrics and raw materials or provide products that are consistent with our standards.

More generally, if we need to replace an existing supplier, additional supplies or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, and any new supplier may not meet our strict quality requirements. In the event we are required to find new sources of supply, we may encounter delays in production, inconsistencies in quality and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any delays, interruption or increased costs in the supply of our raw materials could have an adverse effect on our ability to meet customer demand for our products and result in lower sales and profitability both in the short and long-term.

We could experience significant disruptions in supply from our current sources.

We generally do not enter into long-term formal written agreements with our suppliers, and typically transact business with our suppliers on an order-by-order basis. There can be no assurance that there will not be a disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labour and other ethical practices. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower revenue and operating income both in the short and long-term.

Our business or our results of operations could be harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we and our retail partners forecast inventory needs, which are subject to seasonal and quarterly variations. If we fail to accurately forecast retailer demand, we may experience excess inventory levels or a shortage of product to deliver to our retail partners and through our DTC channel.

If we underestimate the demand for our products, we may not be able to produce products to meet our retail partner requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and retail partner relationships. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. In addition, failures to accurately predict the level of demand for our products could cause a decline in revenue and harm our profitability and financial condition.

If we are unable to establish and protect our trademarks and other intellectual property rights, counterfeiters may produce copies of our products and such counterfeit products could damage our brand image.

Given the increased popularity of our brand, we believe there is a high likelihood that counterfeit products or other products infringing on our intellectual property rights will continue to emerge, seeking to benefit from the consumer demand for Canada Goose outerwear. These counterfeit products do not provide the functionality of our products and we believe they are of substantially lower quality, and if customers are not able to differentiate between our products and counterfeit products, this could damage our brand image. In order to protect our brand, we devote significant resources to the registration and protection of our trademarks and to anti-counterfeiting efforts worldwide. We actively pursue entities involved in the trafficking and sale of counterfeit merchandise through legal action or other appropriate measures. In spite of our efforts, counterfeiting still occurs and, if we are unsuccessful in challenging a third-party’s rights related to trademark, copyright or other intellectual property rights, this could adversely affect our future sales, financial condition and results of operations. We cannot guarantee that the actions we have taken to curb counterfeiting and protect our intellectual property will be adequate to protect the brand and prevent counterfeiting in the future or that we will be able to identify and pursue all counterfeiters who may seek to benefit from our brand.

Competitors have and will likely continue to attempt to imitate our products and technology and divert sales. If we are unable to protect or preserve our intellectual property rights, brand image and proprietary rights, our business may be harmed.

As our business has expanded, our competitors have imitated, and will likely continue to imitate, our product designs and branding, which could harm our business and results of operations. Competitors who flood the market with products seeking to imitate our products could divert sales and dilute the value of our brand. We believe our trademarks, copyrights and other intellectual property rights are extremely important to our success and our competitive position.

However, enforcing rights to our intellectual property may be difficult and costly, and we may not be successful in stopping infringement of our intellectual property rights, particularly in some foreign countries, which could make it easier for competitors to capture market share. Intellectual property rights necessary to protect our products and brand may also be unavailable or limited in certain countries. Furthermore, our efforts to enforce our trademarks, copyrights and other intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our trademark and other intellectual property rights. Continued sales of competing products by our competitors could harm our brand and adversely impact our business, financial condition and results of operations.

Labour-related matters, including labour disputes, may adversely affect our operations.

As of September 30, 2016, less than 25% of our employees are members of labour unions, and additional members of our workforce may become represented by unions in the future. The exposure to unionized labour in our workforce nonetheless presents an increased risk of strikes and other labour disputes, and our ability to alter labour costs will be subject to collective bargaining, which could adversely affect our results of operations. In addition, potential labour disputes at independent factories where our goods are produced, shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labour dispute, either in our own operations or in those of third parties, on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition.

We rely significantly on information technology systems for our distribution systems and other critical business functions, and are increasing our reliance on these functions as our DTC channel expands. Any failure, inadequacy, or interruption of those systems could harm our ability to operate our business effectively.

We rely on information systems to effectively manage all aspects of our business, including merchandise planning, manufacturing, allocation, distribution and sales. Our reliance on these systems, and their importance to our business, will increase as we expand our DTC channel and global operations. We rely on a number of third parties to help us effectively manage these systems. If information systems we rely on fail to perform as expected, our business could be disrupted. The failure of us or our vendors to manage and operate our information technology systems as expected could disrupt our business, result in our not providing adequate product, losing sales or market share, and reputational harm, causing our business to suffer. Any such failure or disruption could have a material adverse effect on our business.

Our information technology systems and vendors also may be vulnerable to damage or interruption from circumstances beyond our or their control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, viruses, security breaches, cyber-attacks and terrorism. We maintain disaster recovery procedures intended to mitigate the risks associated with such events, but there is no guarantee that these procedures will be adequate in any particular circumstance. As a result, such an event could materially disrupt, and have a material adverse effect on, our business.

We depend on our retail partners to display and present our products to customers, and our failure to maintain and further develop our relationships with our retail partners could harm our business.

We sell our products through knowledgeable local, regional, and national retail partners. Our retail partners service customers by stocking and displaying our products, and explaining our product attributes. Our relationships with these retail partners are important to the authenticity of our brand and the marketing programs we continue to deploy. Our failure to maintain these relationships with our retail partners or financial difficulties experienced by these retail partners could harm our business.

We also have key relationships with national retail partners. For fiscal 2016, our largest Canadian wholesale customer accounted for 17% of our wholesale revenue in Canada, and our largest U.S. wholesale customer accounted for 18% of our wholesale revenue in the United States. If we lose any of our key retail partners, or if any key retail partner reduces their purchases of our existing or new products, or their number of stores or operations or promotes products of our competitors over ours, or suffers financial difficulty or insolvency, our sales would be harmed. Our sales depend, in part, on retailer partners effectively displaying our products, including providing attractive space in their stores, including shop-in-shops, and training their sales personnel to sell our products. If our retail partners reduce or terminate those activities, we may experience reduced sales of our products, resulting in lower revenue and gross margins, which would harm our profitability and financial condition.

The majority of our sales are to retail partners.

The majority of our sales are made to retail partners who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our retail partners, and orders received from our retail partners are cancellable. Factors that could affect our ability to maintain or expand our sales to these retail partners include: (a) failure to accurately identify the needs of our customers; (b) lack of customer acceptance of new products or product expansions; (c) unwillingness of our retail partners and customers to attribute premium value to our new or existing products or product expansions relative to competing products; (d) failure to obtain shelf space from our retail partners; and (e) new, well-received product introductions by competitors.

We cannot assure you that our retail partners will continue to carry our products in accordance with current practices or carry any new products that we develop. If these risks occur, they could harm our brand as well as our results of operations and financial condition.

Our marketing programs, e-commerce initiatives and use of customer information are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.

We collect, process, maintain and use data, including sensitive information on individuals, available to us through online activities and other customer interactions in our business. Our current and future marketing programs may depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving international, U.S., Canadian, European and other laws and enforcement trends. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and customer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules, may conflict with our practices or fail to be observed by our employees or business partners. If so, we may suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts to defend our practices, distract our management or otherwise have an adverse effect on our business.

Certain of our marketing practices rely upon e-mail to communicate with consumers on our behalf. We may face risk if our use of e-mail is found to violate the applicable law. We post our privacy policy and practices concerning the use and disclosure of user data on our websites. Any failure by us to comply with our posted privacy policy or other privacy-related laws and regulations could result in proceedings which could potentially harm our business. In addition, as data privacy and marketing laws change, we may incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the international, federal, provincial or state levels, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for security breaches may increase.

Data security breaches and other cyber security events could negatively affect our reputation, credibility and business.

We collect, process, maintain and use sensitive personal information relating to our customers and employees, including their personally identifiable information, and rely on third parties for the operation of our e-commerce site and for the various social media tools and websites we use as part of our marketing strategy. Any perceived, attempted or actual unauthorized disclosure of personally identifiable information regarding our employees, customers or website visitors could harm our reputation and credibility, reduce our e-commerce sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers and could result in litigation against us or the imposition of significant fines or penalties.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, federal, provincial and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that we process in connection with the purchase of our products, resulting in increased compliance costs.

Our on-line activities, including our e-commerce websites, also may be subject to denial of service or other forms of cyber attacks. While we have taken measures we believe reasonable to protect against those types of attacks, those measures may not adequately protect our on-line activities from such attacks. If a denial of service attack or other cyber event were to affect our e-commerce sites or other information technology systems, our business could be disrupted, we may lose sales or valuable data, and our reputation may be adversely affected.

A significant portion of our business functions operate out of our headquarters in Toronto. As a result, our business is vulnerable to disruptions due to local weather, economics and other factors.

All of our significant business functions reside at our headquarters in Toronto, Canada. Events such as extreme local weather, natural disasters, transportation strikes, acts of terrorism, significant economic disruptions or unexpected damage to the facility could result in an unexpected disruption to our business as a whole. Although we carry business interruption insurance, if a disruption of this type should occur, our ability to conduct our business could be adversely affected or interrupted entirely and adversely affect our financial and operating results.

Our success is substantially dependent on the continued service of our senior management.

Our success is substantially dependent on the continued service of our senior management, including Dani Reiss, who is our third-generation Chief Executive Officer. The loss of the services of our senior management could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to retain existing management, technical, sales and client support personnel that are critical to our success, which could result in harm to our customer and employee relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

We have not obtained key man life insurance policies on any members of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.

We rely on payment cards to receive payments, and are subject to payment-related risks.

For our DTC sales, as well as for sales to certain retail partners, we accept a variety of payment methods, including credit cards, debit cards and electronic funds transfers. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements relating to payment card processing. This includes laws governing the collection, processing and storage of sensitive consumer information, as well as industry requirements such as the Payment Card Industry Data Security Standard, or PCI-DSS. These laws and obligations may require us to implement enhanced authentication and payment processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including PCI-DSS, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or consumers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our consumers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, and results of operations.

If our independent manufacturers or our suppliers fail to use ethical business practices and fail to comply with changing laws and regulations or our applicable guidelines, our brand image could be harmed due to negative publicity.

Our core values, which include developing the highest quality products while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. We do not control our suppliers and manufacturers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines or the law. A lack of compliance could lead to reduced sales or recalls or damage to our brand or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

In addition, many of our products include materials that are heavily regulated in many jurisdictions. Certain jurisdictions in which we sell have various regulations related to manufacturing processes and the chemical content of our products, including their component parts. Monitoring compliance by our manufacturers and suppliers is complicated, and we are reliant on their compliance reporting in order to comply with regulations applicable to our products. This is further complicated by the fact that expectations of ethical business practices continually evolve and may be substantially more demanding than applicable legal requirements. Ethical business practices are also driven in part by legal developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings. Accordingly, we cannot predict how such regulations or expectations might develop in the future and cannot be certain that our guidelines or current practices would satisfy all parties who are active in monitoring our products or other business practices worldwide.

Our current and future products may experience quality problems from time to time that can result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenue and operating margin, and harm to our brand.

There can be no assurance we will be able to detect, prevent, or fix all defects that may affect our products. Failure to detect, prevent, or fix defects, or the occurrence of real or perceived quality, health or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our retail partners, litigation, product recalls, and credit, warranty or other claims, among others, which could harm our brand, sales, profitability and financial condition. We stand behind every Canada Goose product with a full lifetime warranty against defects. Because of this comprehensive warranty, quality problems could lead to increased warranty costs, and divert the attention of our manufacturing facilities. Such problems could hurt our premium brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.

Our business could be adversely affected by protestors or activists.

We have been the target of activists in the past, and may continue to be in the future. Our products include certain animal products, including goose and duck feathers in all of our down-filled parkas and coyote fur on the hoods of some of our parkas, which has drawn the attention of animal welfare activists. In addition, protestors can disrupt sales at our stores, or use social media or other campaigns to sway public opinion against our products. If any such activists are successful at either of these our sales and results of operations may be adversely affected.

The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

The fabrics used by our suppliers and manufacturers include synthetic fabrics and natural products, including cotton, polyester, down and coyote fur. Significant price fluctuations or shortages in the cost of these raw materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer. In particular, in our experience, pricing for fur products tends to be unpredictable. If we are unable to secure coyote fur for our jackets at a reasonable price, we may have to alter or discontinue selling some of our designs, or attempt to pass along the cost to our customers, any of which could adversely affect our results of operations and financial condition.

Additionally, increasing costs of labour, freight and energy could increase our and our suppliers’ cost of goods. If our suppliers are affected by increases in their costs of labour, freight and energy, they may attempt to pass these cost increases on to us. If we pay such increases, we may not be able to offset them through increases in our pricing, which could adversely affect our results of operation and financial condition.

Fluctuations in foreign currency exchange rates could harm our results of operations as well as the price of our common shares.

The presentation currency for our consolidated financial statements is the Canadian dollar. Because we recognize sales in the United States in U.S. dollars, if the U.S. dollar weakens against the Canadian dollar it would have a negative impact on our U.S. operating results upon translation of those results into Canadian dollars for the purposes of financial statement consolidation. We may face similar risks in other foreign jurisdictions where sales are recognized in foreign currencies. Although we engage in short-term hedging transactions for a large portion of our foreign currency denominated cash flows to mitigate foreign exchange risks, depending upon changes in future currency rates, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations (including the value of the Canadian dollar relative to the U.S. dollar) have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates.

Our earnings per share are reported in Canadian dollars, and accordingly may be translated into U.S. dollars by analysts or our investors. As a result, the value of an investment in our common shares to a U.S. shareholder will fluctuate as the U.S. dollar rises and falls against the Canadian dollar. Our decision to declare a dividend depends on results of operations reported in Canadian dollars. As a result, U.S. and other shareholders seeking U.S. dollar total returns, including increases in the share price and dividends paid, are subject to foreign exchange risk as the U.S. dollar rises and falls against the Canadian dollar.

Unexpected obstacles in new markets may limit our expansion opportunities and cause our business and growth to suffer.

Our future growth depends in part on our expansion efforts outside of North America. We have limited experience with regulatory environments and market practices outside of this region, and we may not be able to penetrate or successfully operate in any new market, as a result of unfamiliar regulation or other unexpected barriers to entry. In connection with our expansion efforts we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, economic or governmental instability, labour practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers’ tastes and preferences. We may also encounter difficulty expanding into new international markets because of limited brand recognition leading to delayed acceptance of our outerwear by customers in these new international markets. Our failure to develop our business in new international markets or experiencing disappointing growth outside of existing markets could harm our business and results of operations.

We may become involved in legal or regulatory proceedings and audits.

Our business requires compliance with many laws and regulations, including labour and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition and results of operations.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

Our operations are subject to many hazards and operational risks inherent to our business, including: general business risks, product liability, product recall and damage to third parties, our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events.

Our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us could harm our business, results of operations and financial condition.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The rules implemented by the Securities and Exchange Commission, or SEC, and the securities regulators in each of the provinces and territories of Canada and by the Toronto Stock Exchange, or TSX and             have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly, and these new obligations will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

We have identified material weaknesses in our internal control over financial reporting and if we fail to remediate these weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. As a private company, we have not historically prepared public company financial statements. In connection with the audit of our consolidated financial statements, we have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We did not have in place an effective control environment with formal processes and procedures or an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including inventory costing and business combinations. We did not design or maintain effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with IFRS. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.

We have taken steps to address these material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have hired personnel with requisite skills in both technical accounting and internal control over financial reporting. In addition, we have engaged external advisors to provide financial accounting assistance in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer term resource needs of our various financial functions.

Implementing any appropriate changes to our internal controls and continuing to update and maintain our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. If we fail to enhance our internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 or the Sarbanes-Oxley Act, we may be unable to report our financial results accurately, which could increase operating costs and harm our business, including our investors’ perception of our business and our share price. The actions we plan to take are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. While we expect to fully remediate these material weaknesses, we cannot assure you that we will be able to do so in a timely manner, which could impair our ability to report our financial position. For a more detailed discussion of our material weaknesses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.”

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our share price.

Reporting obligations as a public company and our anticipated growth have placed and are likely to continue to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, following our first year as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify the effectiveness of our internal controls. As a result, we will be required to continue to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if additional material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in our share price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the TSX,              or any other exchange on which our common shares may be listed.

Delisting of our common shares on any exchange would reduce the liquidity of the market for our common shares, which would reduce the price of our common shares and increase the volatility of our share price.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the common shares.

Risks Related to This Offering and Our Common Shares

Bain Capital will continue to have significant influence over us after this offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

We are currently controlled, and after this offering is completed will continue to be controlled, by Bain Capital. Upon completion of this offering, Bain Capital will beneficially own     % of our outstanding common shares (or     % if the underwriters exercise in full their option to purchase additional common shares). In addition, one or more entities indirectly controlled by our Chief Executive Officer will beneficially own     % of our outstanding common shares (or     % if the underwriters exercise in full their option to purchase additional common shares). As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation, notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50%, Bain Capital will continue to be able to strongly influence or effectively control our decisions.

Additionally, Bain Capital’s interests may not align with the interests of our other shareholders. Bain Capital is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Bain Capital may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Following this offering, our audit committee will be responsible for reviewing all related party transactions for potential conflict of interest situations and approving all such transactions. See “Certain Relationships and Related Party Transactions—Review, Approval or Ratification of Transactions with Related Parties.” Our audit committee will consist of directors who are independent as required by SEC and             Listing Rules, subject to the permitted phase-in period afforded by such rules. In addition, our code of ethics, following this offering, will contain provisions designed to address conflicts of interest. However, such provisions may not be effective in limiting Bain Capital’s significant influence over us.

Upon the listing of our common shares, we will be a controlled company within the meaning of the rules of the                  and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Because Bain Capital will continue to control a majority of the voting power of our outstanding common shares after completion of this offering, we will be a controlled company within the meaning of the corporate governance standards of the              . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common shares:

•	we have a board of directors that is composed of a majority of independent directors, as defined under the rules of the ;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and governance committee that is composed entirely of independent directors.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding shareholder advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed US$1.0 billion, if we issue more than US$1.0 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our common shares held by non-affiliates exceeds US$700 million as of the end of any second quarter before that time. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares. Furthermore, as a foreign private issuer, we may take advantage of certain provisions in the              Listing Rules that allow us to follow Canadian law for certain governance matters.

If you purchase common shares in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common shares is substantially higher than the net tangible book value per common share. Therefore, if you purchase our common shares in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on the initial public offering price of $        per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $        per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common shares in this offering will have contributed     % of the aggregate price paid by all purchasers of our common shares but will own only approximately     % of our common shares outstanding after this offering.

We also have a large number of outstanding options to purchase common shares with exercise prices that are below the estimated initial public offering price of our common shares. To the extent that these options are exercised, you will experience further dilution. See “Dilution” for more detail.

We cannot assure you that a market will develop for our common shares or what the price of our common shares will be. Investors may not be able to resell their common shares at or above the initial public offering price.

Before this offering, there was no public trading market for our common shares, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your common shares. This may affect the pricing of the common shares in the secondary market, the transparency and availability of trading prices, the liquidity of the common shares and the extent of regulation applicable to us. We cannot predict the prices at which our common shares will trade. The initial public offering price for our common shares will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our common shares will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our common shares may decline, possibly materially.

Our operating results and share price may be volatile, and the market price of our common shares after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the factors set forth above.

In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our common shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our common shares may fluctuate in response to various factors, including the risks described above.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our common shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their common shares and may otherwise negatively affect the market price and liquidity of our common shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding common shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of common shares intend to sell common shares, could reduce the market price of our common shares. After this offering, we will have outstanding              common shares based on the number of common shares outstanding as of         . This includes              common shares that we are selling in this offering, which may be resold in the public market immediately, and assumes no exercises of outstanding options.

Following the consummation of this offering,             common shares that are not being sold in this offering will be subject to a 180 day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under U.S. federal securities laws and, in certain cases, Canadian securities laws as described in “Shares Eligible for Future Sale.” All of these common shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by certain of the underwriters. We also intend to register              common shares that we may issue under our equity compensation plans. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our common shares could decline if the holders of currently restricted common shares sell them or are perceived by the market as intending to sell them.

Because we have no current plans to pay regular cash dividends on our common shares following this offering, you may not receive any return on investment unless you sell your common shares for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common shares following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common shares is solely dependent upon the appreciation of the price of our common shares on the open market, which may not occur. See “Dividend Policy” for more detail.

Our articles, and certain Canadian legislation contain provisions that may have the effect of delaying or preventing a change in control.

Certain provisions of our articles, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our common shares. For instance, our articles, to be effective upon the completion of this offering, contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or British Columbia, or in our articles on the rights of non-Canadians to hold or vote our common shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. See “Description of Share Capital—Certain Important Provisions of Our Articles and the BCBCA.”

Because we are a corporation incorporated in British Columbia and the some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Toronto, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company.

Under United States federal income tax laws, if a company is, or for any past period was, a passive foreign investment company, or PFIC, it could have adverse United States federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. We do not believe that we currently are or have been a PFIC, and we do not expect to be a PFIC in the future, but we cannot assure you that we will not be a PFIC in the future. United States purchasers of our common shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our common shares if we are considered to be a PFIC. See the discussion under “Material United States Federal Income Tax Considerations for U.S. Holders.”

If we are a PFIC, U.S. holders would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws or regulations. Whether or not U.S. holders make a timely qualified electing fund, or QEF, election or mark-to-market election may affect the U.S. federal income tax consequences to U.S. holders with respect to the acquisition, ownership and disposition of our common shares and any distributions such U.S. holders may receive. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our common shares.

Canada Goose Holdings Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiary for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions from our operating subsidiary, Canada Goose, Inc. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiary to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiary is a separate legal entity, and although it is wholly-owned and controlled by us, it has no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiary to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiary and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiary generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and shareholders. To the extent the ability of our subsidiary to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common shares adversely, the price and trading volume of our common shares could decline.

The trading market for our common shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our common shares adversely, or provide more favorable relative recommendations about our competitors, the price of our common shares would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common shares to decline.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectation concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this prospectus include, among other things, statements relating to:

•	expectations regarding industry trends and the size and growth rates of addressable markets;

•	our business plan and our growth strategies, including plans for expansion to new markets and new products;

•	expectations for seasonal trends; and

•	the proposed use of proceeds from this offering.

Although we base the forward-looking statements contained in this prospectus on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if results and developments are consistent with the forward-looking statements contained in this prospectus, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this prospectus include:

•	our ability to implement our growth strategies;

•	our ability to maintain good business relationships with our suppliers, wholesalers and distributors;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus beginning on page 14, which include, but are not limited to, the following risks:

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to manage our product distribution through our retail partners and international distributors;

•	the success of our marketing programs;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in raw materials costs or currency exchange rates.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. If any of the these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus.

Given these risks and uncertainties, you are cautioned not to place substantial weight or undue reliance on these forward-looking statements when making an investment decision. Any forward-looking statement that we make in this prospectus speaks only as of the date of this prospectus, and, except as required by law, we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

Exchange Rate Information

The following table sets forth, for each period indicated, the high and low exchange rate for U.S. dollars expressed in Canadian dollars, and the average exchange rate for the periods indicated. Averages for year-end periods are calculated by using the exchange rates on the last day of each full month during the relevant period and the last available exchange rate in March during the relevant fiscal year. These rates are based on the noon buying rate certified for custom purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in preparation of our consolidated financial statements or elsewhere in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. We make no representation that any Canadian dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all.

On October 31, 2016, the noon buying rate was US$1.00 = $1.3403.

Year Ended	Period End	Period Average Rate	High Rate	Low Rate
March 31, 2014	$1.1053	$1.0580	$1.1251	$1.0023
March 31, 2015	$1.2681	$1.1471	$1.2803	$1.0633
March 31, 2016	$1.2969	$1.3128	$1.4592	$1.1950

Last Six Months
May 2016	$1.3097	$1.2945	$1.3155	$1.2544
June 2016	$1.3010	$1.2894	$1.3089	$1.2694
July 2016	$1.3040	$1.3052	$1.3224	$1.2897
August 2016	$1.3122	$1.2998	$1.3179	$1.2777
September 2016	$1.3115	$1.3108	$1.3247	$1.2843
October 2016	$1.3403	$1.3251	$1.3403	$1.3105

Use of Proceeds

We estimate that the net proceeds to us from our issuance and sale of          common shares in this offering will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

We will not receive any proceeds from the sale of shares by the selling shareholders. After deducting underwriting discounts and commissions, the selling shareholders will receive approximately $         million of net proceeds from this offering (or approximately $         million if the underwriters exercise their option to purchase additional common shares in full).

We intend to use the net proceeds from this offering to repay a portion of our outstanding indebtedness, including indebtedness incurred as part of the Recapitalization, and to use any remaining net proceeds for working capital and for general corporate purposes. See “Description of Indebtedness” and “Recapitalization.”

A $1.00 increase (decrease) in the assumed initial public offering price of $         per common share, the midpoint of the price range set forth on the cover of this prospectus would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

Dividend Policy

Prior to the completion of this offering, in connection with the Recapitalization, we intend to make certain distributions on our outstanding classes of common shares. See “Recapitalization.” Following completion of the offering, our board of directors does not currently intend to pay dividends on our common shares. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Currently, the provisions of our Revolving Facility place certain limitations on the amount of cash dividends that our operating subsidiary can pay. See “Description of Indebtedness.”

Recapitalization

Prior to the completion of this offering we expect to undertake a series of transactions, which we collectively refer to as the “Recapitalization.” These include amending our articles to create new classes of common shares and preferred shares and amending the provisions of certain of our existing classes of preferred shares to remove their voting rights. We also expect to enter into a credit agreement providing for senior secured term loans that are secured on a split collateral basis alongside our Revolving Facility, with an aggregate principal amount of up to $217.0 million. We expect to use these proceeds of the senior secured term loans to (i) repay our existing Subordinated Promissory Notes, (ii) repurchase certain of our outstanding shares, (iii) make certain distributions on our outstanding classes of common shares by way of return of capital and (iv) make a non-interest bearing loan to DTR LLC, an entity indirectly controlled by our Chief Executive Officer, as evidenced by the DTR Promissory Note, which note will be extinguished by its settlement against the redemption price for the redemption of the preferred shares to be issued to DTR LLC, prior to the completion of this offering. As part of the Recapitalization, we will also subdivide our existing classes of common shares on the basis of              shares for every share. See “Certain Relationships and Related Party Transactions.” Thereafter, we expect to amend further our articles to, among other things, eliminate all of our outstanding series of preferred shares, leaving us with a single class of common shares, as well as preferred shares issuable in series (none outstanding), as described under “Description of Share Capital.”

Capitalization

The following table sets forth our cash and capitalization at September 30, 2016:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (1) the issuance of common shares by us in this offering based upon an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus and the application of the estimated net proceeds from the offering as described in “Use of Proceeds” and (2) the payment of approximately $ million out of available cash in fees under our management agreement in connection with the offering and termination of the management agreement, as described under “Certain Relationships and Related Party Transactions—Management Agreement.”

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2016
(in thousands except per share data)	Actual	As Adjusted
Cash (1)	$10,931	$

Long-term debt, including current portions:
Revolving Facility	146,902
Subordinated Promissory Notes	85,306

Total debt	232,208
Shareholders’ equity:
Class A Common Shares, no par value; unlimited shares authorized, 7 shares issued and outstanding on an actual basis;	3,350
Class B Common Shares, no par value; unlimited shares authorized, 3 shares issued and outstanding on an actual basis;	–
Class A Senior Preferred Shares, no par value; unlimited shares authorized, 53,144,000 shares issued and outstanding on an actual basis;	53,144
Class B Senior Preferred Shares, no par value; unlimited shares authorized, 22,776,000 shares issued and outstanding on an actual basis;	–
Class A Junior Preferred Shares, no par value; unlimited shares authorized, 3,426,892 shares issued and outstanding on an actual basis;	3,727
Class B Junior Preferred Shares, no par value; unlimited shares authorized, 34,164,000 shares issued and outstanding on an actual basis;	–
Contributed surplus	59,239
Retained earnings	31,415
Accumulated other comprehensive loss	(1,099)

Total shareholder’s equity (1)	149,776

Total capitalization	$392,915	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the as adjusted amount of each of cash and total shareholders’ equity by approximately $ million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A share increase in the number of common shares offered by us would increase the as adjusted amount of each of cash and total shareholders’ equity by approximately $ million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely a decrease in the number of common shares offered by us would decrease the as adjusted amount of each of cash and total shareholders’ equity by approximately $ million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us.

Dilution

If you invest in our common shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per common share in this offering and the pro forma as adjusted net tangible book value per common share after this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the net tangible book deficit per common share attributable to the existing shareholders for our presently outstanding common shares. Our net tangible book deficit per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of common shares issued and outstanding.

As of September 30, 2016, we had a historical net tangible book value of $         million, or $         per common share, based on                  pro forma common shares outstanding as of such date. Dilution is calculated by subtracting net tangible book deficit per common share from the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Investors participating in this offering will incur immediate and substantial dilution. Without taking into account any other changes in such net tangible book deficit after September 30, 2016, after giving effect to the sale of common shares in this offering assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), less the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2016 would have been approximately $         million, or $         per share. This amount represents an immediate decrease in net tangible book deficit of $         per share to the existing shareholders and immediate dilution of $         per share to investors purchasing our common shares in this offering. The following table illustrates this dilution on a per share basis:

	$		US$
Assumed initial public offering price per share (1)		$		$
Net tangible book deficit per share as of September 30, 2016, before giving effect to this offering	$		$
Decrease in net tangible book deficit per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value per share, after giving effect to this offering
Dilution in as adjusted net tangible book deficit per share to investors in this offering

(1)	Translated for convenience only using the noon buying rate for Canadian dollars in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on of $1.00=US$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the pro forma as adjusted net tangible book deficit per share after giving effect to this offering by approximately $        million, or by $        per share, assuming no change to the number of shares offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses payable by us.

The following table summarizes, as of September 30, 2016, on the pro forma basis described above, the total number of shares purchased from us, the total consideration paid to us, and the average price per common share paid by purchasers of such shares and by new investors purchasing shares in this offering.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing shareholders (1)
New investors

Total		100%		100%

(1)	Does not give effect to the sale of common shares by the selling shareholders in this offering.

If the underwriters were to fully exercise their option to purchase additional common shares from the selling shareholders, the percentage of our common shares held by existing shareholders would be     %, and the percentage of our common shares held by new investors would be     %.

The number of shares to be outstanding after this offering is based on                  common shares outstanding as of                 , 2017 and excludes                  common shares reserved for future issuance under our equity incentive plans as of                 , 2017, of which                  common shares were issuable upon exercise of stock options at a weighted average exercise price of $         per common share.

Selected Historical Consolidated Financial Data

The following tables set forth our selected historical consolidated financial data. You should read the following selected historical consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the selected historical consolidated information for the years ended March 31, 2016 and March 31, 2015 and the periods from December 9, 2013 to March 31, 2014 and April 1, 2013 to December 8, 2013 and the selected consolidated financial position information as of March 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated statement of operations information for the six-months ended September 30, 2015 and 2016 and the selected consolidated financial position information as of September 30, 2016 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS and are presented in thousands of Canadian dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

On December 9, 2013, Bain Capital acquired a majority equity interest in our business as part of the Acquisition. Accordingly, the financial statements presented elsewhere in this prospectus as of and for fiscal 2014 reflect the periods both prior and subsequent to the Acquisition. The consolidated financial statements for March 31, 2014 are presented separately for the predecessor period from April 1, 2013 through December 8, 2013, which we refer to as the Predecessor 2014 Period, and the successor period from December 9, 2013 through March 31, 2014, which we refer to as the Successor 2014 period, with the periods prior to the Acquisition being labeled as predecessor and the periods subsequent to the Acquisition labeled as successor. For the purpose of performing a comparison to fiscal 2015, we have prepared Unaudited Pro Forma Combined Supplemental Financial Information for fiscal 2014, which gives effect to the Acquisition as if it had occurred on April 1, 2013, and which we refer to as the Unaudited Pro Forma Combined 2014 Period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation.”

	Successor					Predecessor
CAD$000s (except per share data)	Six months ended September 30, 2016	Six months ended September 30, 2015	Fiscal Year ended March 31, 2016	Fiscal Year ended March 31, 2015	Period from December 9, 2013 to March 31, 2014	Period from April 1, 2013 to December 8, 2013
Statement of Operations Data:
Revenue	143,630	133,405	290,830	218,414	17,263	134,822
Cost of sales	79,637	70,532	145,206	129,805	14,708	81,613

Gross profit	63,993	62,873	145,624	88,609	2,555	53,209
Selling, general & administrative expenses	48,265	40,918	100,103	59,317	20,494	30,119
Depreciation and amortization	2,936	2,481	4,567	2,623	804	447

Operating income (loss)	12,792	19,474	40,954	26,669	(18,743)	22,643
Net interest and other finance costs	5,533	3,802	7,996	7,537	1,788	1,815

Income before income tax expense (recovery)	7,259	15,672	32,958	19,132	(20,531)	20,828
Income tax expense (recovery)	1,277	1,431	6,473	4,707	(5,054)	5,550

Net income (loss)	5,982	14,241	26,485	14,425	(15,477)	15,278

Other comprehensive loss	(407)		(692)

Total comprehensive income (loss)	5,575	14,241	25,793	14,425	(15,477)	15,278

Earnings (loss) per share—
Basic	598,191.00	1,424,060.10	2,648,500.00	1,442,500.00	(1,547,700.00)	157,505.15
Diluted	2.82	7.56	12.08	13.23	(1,547,700.00)	157,505.15
Weighted average number of shares outstanding—
Basic	10	10	10	10	10	97
Diluted	2,117,514	1,884,747	2,193,277	1,090,404	10	97

Other Data:
EBITDA(1)	$16,724	$22,667	$46,870	$30,064	$(17,714)	$23,609
Adjusted EBITDA(1)	26,423	27,879	54,846	37,444	(8,165)	23,727
Adjusted EBITDA Margin(2)	18.4%	20.9%	18.9%	17.1%	(47.3)%	17.6%
Adjusted Net Income(1)	17,248	22,268	35,455	25,459	(4,143)	15,365

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures” for a reconciliation to the nearest IFRS measure.

(2)	See note 2 in “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.”

	As of September 30, 2016	As of March 31, 2016	As of March 31, 2015
Financial Position Information:
Cash	10,931	7,226	5,918
Total assets	454,991	353,018	274,825
Total liabilities	305,215	210,316	160,392
Shareholders’ equity	149,776	142,702	114,433

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results, performance and achievements could differ materially from those implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under “Risk Factors.” See “Cautionary Note Regarding Forward-Looking Statements.”

Our consolidated financial statements have been prepared in accordance with IFRS. All amounts are in Canadian dollars except where otherwise indicated. See “—Basis of Presentation.” All references to “fiscal 2014” refer to our Unaudited Pro Forma Combined Supplemental Financial Information for the year ended March 31, 2014.

Overview

Founded 60 years ago in a small Toronto warehouse, Canada Goose has grown into one of the world’s most desired outerwear brands. Across the globe, we are recognized for authentic heritage, uncompromised craftsmanship and quality, exceptional warmth and superior functionality. This reputation is decades in the making and is rooted in our commitment to creating premium products that deliver unrivaled functionality where and when it is needed most. Be it Canadian Arctic Rangers serving their country or an explorer trekking to the South Pole, people who live, work and play in the harshest environments on Earth have turned to Canada Goose. Throughout our history, we have found inspiration in these technical challenges and parlayed that expertise into creating exceptional products for any occasion. From research facilities in Antarctica and the Canadian High Arctic to the streets of Toronto, New York City, London, Paris, Tokyo and beyond, people have fallen in love with our brand and made it a part of their everyday lives.

We are deeply involved in every stage of our business as a designer, manufacturer, distributor and retailer of premium outerwear for men, women and children. This vertically integrated business model allows us to directly control the design and development of our products while capturing higher margins. Our products are sold through select outdoor, luxury and online retailers and distributors in 36 countries, our e-commerce sites in Canada, the United States, the United Kingdom and France and two recently opened retail stores in Toronto and New York City.

Factors Affecting our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us and may pose risks and challenges, including those discussed below and in the “Risk Factors” section of this prospectus.

•	Market Expansion. Our market expansion strategy has been a key driver of our recent revenue growth and we have identified a number of additional high potential markets where we plan to continue to execute our expansion strategy. Across all of our markets, we plan to focus on increasing brand awareness, deepening our wholesale presence and rolling out our DTC channel as market conditions permit. We expect that marketing and selling expenses to support these initiatives will continue to grow in proportion to anticipated revenue growth.

•

Growth in our DTC Channel. We introduced our DTC channel in fiscal 2014 with the launch of our Canadian e-commerce store and have since established e-commerce stores in the United States, the United Kingdom and France. In the fall of 2016, we opened our first two retail stores in Toronto and in New York City and anticipate opening a select number of additional retail locations where we believe they can operate profitably. In fiscal 2018 we are targeting opening between                  and

e-commerce stores and between                  and                  retail stores in new geographies. As we work toward our long-term target of DTC sales comprising                  to                  of our revenue, we expect to continue recognizing a net positive impact on our gross margin from the increased sales through our DTC channel. Growth in our DTC channel is also expected to reduce the current seasonal concentration of our revenue by allowing us to recognize revenue when customers make purchases instead of when products are shipped to our retail partners. As a result, we expect a relatively higher percentage of our DTC sales to be recognized in our fiscal fourth quarter. Finally, as we expand our DTC channel, including opening additional retail stores, we expect our capital expenditures to continue to represent approximately             % of revenue.

•	New Products. The evolution of our heritage line of winter products and expansion of our product assortment across Spring, Fall and new product categories has contributed meaningfully to our performance and we intend to continue investing in the development and introduction of new products. We expect to introduce a new Spring collection in stores in early calendar 2017 and we expect our new knitwear collection to be rolled out gradually over fiscal 2018 and 2019. As we introduce additional products, we expect that they will help mitigate the seasonal nature of our business and expand our addressable geographic market.

•	Seasonality. We experience seasonal fluctuations in our revenue and operating results and we historically have realized a significant portion of our revenue and earnings for the fiscal year during our second and third fiscal quarters. We generated 79.0%, 91.4% and 78.3% of our revenues in the second and third fiscal quarters of fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Working capital requirements typically increase throughout our first and second fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to November. Cash provided by operating activities is typically highest in our third fiscal quarter due to the significant inflows associated with our peak selling season.

•	Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal 2016, 2015 and 2014, we generated 56.5%, 35.9% and 32.5%, respectively, of our revenue in currencies other than Canadian dollars. Our sales outside of Canada also present an opportunity to strategically price our products to improve our profitability. In addition, the majority of our raw materials are sourced outside of Canada, primarily in U.S. dollars. As the majority of our wholesale revenue is derived from retailer orders made prior to the beginning of the fiscal year, we have a high degree of visibility into our anticipated future cash flows from operations. This extended visibility allows us to enter into hedging contracts with respect to our foreign currency exposure.

Segments

We report our results in two segments which are aligned with our sales channels: Wholesale and DTC. We measure each reportable operating segment’s performance based on revenue. Through our wholesale segment we sell to retail partners and distributors in 36 countries. Our DTC segment is comprised of sales through our e-commerce sites and retail stores. Through our DTC segment, we sell online to customers in Canada, the United States, the United Kingdom and France and in retail stores as of the third quarter of fiscal 2017 to customers in Toronto and New York City.

Our wholesale segment and DTC segment contributed 88.6% and 11.4% of our revenue, respectively, in fiscal 2016.

Components of Our Results of Operations and Trends Affecting Our Business

Revenue

Revenue in our wholesale channel is comprised of sales to retail partners and distributors of our products. Wholesale revenue from the sale of goods, net of an estimate for sales returns, discounts and allowances, is recognized when the significant risks and rewards of ownership of the goods have passed to the retail partner or distributor which, depending on the terms of the agreement with the reseller, is either at the time of shipment from our third-party warehouse or upon arrival at the reseller’s facilities.

Revenue in our DTC channel consists of sales through our e-commerce operations and, beginning in the third quarter of fiscal 2017, in our retail stores. Sales through e-commerce operations are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated allowance for sales returns.

Gross Profit

Gross profit is our revenue less cost of sales. Cost of sales includes the cost of manufacturing our products, including raw materials, direct labour and overhead, plus in-bound freight, duty and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties. It also includes all costs incurred in the production, design, distribution and merchandise departments, as well as inventory reserve expense. The primary drivers of our cost of sales are the costs of raw materials, which are sourced both in Canadian dollars and U.S. dollars, labour in Canada and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.

Over the past two fiscal years, our gross margin has improved as a result of an increase in sales attributable to our DTC channel, execution on our geographic expansion strategy, an increase in the average effective price of our products and favourable foreign exchange impacts. We expect to continue to improve gross margin in future periods as a result of expanding DTC sales and strategically increasing the pricing of our products at a rate that exceeds the expected increases in production costs.

Selling, General and Administrative Expenses (“SG&A”)

SG&A expenses consist of selling costs to support our customer relationships and to deliver our product to our retail partners, e-commerce customers and retail stores. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing business.

Selling costs generally correlate to revenue timing and therefore experience similar seasonal trends. As a percentage of sales, we expect these selling costs to increase as our business evolves. This increase is expected to be driven primarily by the growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores. The growth of our DTC channel is expected to be accretive to net income given the higher gross profit margin of our DTC channel which results from the opportunity to capture the full retail value of our products.

General and administrative expenses represent costs incurred in our corporate offices, primarily related to personnel costs, including salaries, bonuses, benefits, share-based compensation and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. In addition, in connection with this offering, we expect to incur transaction costs and stock compensation expenses and, following this offering, we anticipate a significant increase in accounting, legal and professional fees associated with being a public company.

Income Taxes

We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Canada, the United States, Switzerland and the United Kingdom. Over the long-term, we target our annual effective income tax rate to be approximately 25%.

Basis of Presentation

On November 21, 2013, Bain Capital incorporated Canada Goose Holdings Inc. under the laws of British Columbia. Pursuant to the purchase and sale agreement dated December 9, 2013, a wholly-owned subsidiary of the Successor acquired all the operating assets of the former Canada Goose Inc. and sales and distribution companies owned by the former Canada Goose Inc. which consisted of Canada Goose Europe AB, Canada Goose US, Inc. and Canada Goose Trading Inc.

The Acquisition was accounted for as a business combination using the acquisition method of accounting and the Successor financial statements reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the effective time of the Agreement. Periods presented prior to December 9, 2013 represent the operations of the Predecessor and the period presented as of December 9, 2013 represents the operations of the Successor.

The fiscal year ended March 31, 2014 includes the 252 day Predecessor 2014 Period from April 1, 2013 through December 8, 2013 and the 113 day Successor 2014 Period from December 9, 2013 through March 31, 2014. Accordingly, the Company’s accumulated deficit as of March 31, 2014, and the Company’s retained earnings as at March 31, 2015 and March 31, 2016 represent only the results of operations subsequent to December 9, 2013, the date of the Acquisition. The Predecessor and Successor periods have been separated by a black line on the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different cost bases of accounting. All intercompany transactions have been eliminated.

For the purpose of performing a comparison to the fiscal year ended March 31, 2015, we have prepared Unaudited Pro Forma Combined Supplemental Financial Information for the year ended March 31, 2014, which gives effect to the Acquisition as if it had occurred on April 1, 2013, and which we refer to as the Unaudited Pro Forma Combined 2014 Period. The Unaudited Pro Forma Combined 2014 Period discussed herein has been prepared in accordance with Article 11 of Regulation S-X promulgated under the United States Securities Act of 1933, as amended, and does not purport to represent what our actual consolidated results of operations would have been had the Acquisition actually occurred on April 1, 2013, nor is it necessarily indicative of future consolidated results of operations. The Unaudited Pro Forma Combined 2014 Period is being discussed herein for informational purposes only and does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of operations.

The pro forma adjustments made to give effect to the Acquisition, as if it had occurred on April 1, 2013, are summarized in the table below:

CAD$000s	Period from April 1, 2013 to December 8, 2013	Period from December 9, 2013 to March 31, 2014	Pro Forma Adjustments		Unaudited pro forma combined year ended March 31, 2014
Revenue	134,822	17,263	—		152,085
Cost of sales	81,613	14,708	(2,906	)(a)	93,415

Gross profit	53,209	2,555	2,906		58,670
Selling, general and administrative expenses	30,119	20,494	(5,529	)(b)(e)	45,086
Depreciation and amortization	447	804	1,151	(c)	2,402

Operating income (loss)	22,643	(18,743)	7,285		11,183
Net interest and other finance costs	1,815	1,788	3,537	(d)(f)	7,136

Income (loss) before income taxes	20,828	(20,531)	3,748		4,047
Income tax expense (recovery)	5,550	(5,054)	528	(g)	1,024

Net income (loss)	15,278	(15,477)	3,222		3,023

Notes to unaudited pro forma presentation:

(a)	Represents fair value step-up of inventory on-hand at the time of Acquisition. The amount sold through in the period from December 9, 2013 through March 31, 2014 has been removed from cost of sales.
(b)	These amounts reflects the transaction costs incurred by the Company as a result of the Acquisition. These include costs that were directly attributable to the transaction, such as legal, due diligence, tax, audit, consulting, and other professional services. These amounts would not have been incurred in the year had the transaction occurred on April 1, 2013 and therefore have been removed from SG&A on a pro forma basis.
(c)	At the time of the Acquisition, a customer list intangible asset in the amount of $8.7 million was recognized with a useful life of four years. Had the Acquisition occurred on April 1, 2013, a full year of amortization would have been recorded.
(d)	As a result of the Acquisition, the revolving debt that existed in the Predecessor entity was replaced. Had the Acquisition occurred on April 1, 2013, this interest would not have been incurred. In connection with the Acquisition, the Company extinguished the existing long-term debt and entered a credit facility for $19.5 million. A pro forma adjustment for a full year of interest on the credit facility has been recorded.
(e)	Bain management fee for the full year as if the transaction would have occurred on April 1, 2013.
(f)	Subordinated debt in the amount of $79.9 million was issued on the date of Acquisition. This adjustment reflects the interest cost associated with the subordinated debt had the transaction occurred on April 1, 2013.
(g)	Income tax expense calculated at the annual effective tax rate of 25.3% of pro forma income before taxes.

Results of Operations

	Successor					Predecessor
CAD$000s	Six months ended September 30, 2016	Six months ended September 30, 2015	Fiscal Year ended March 31, 2016	Fiscal Year ended March 31, 2015	Period from December 9, 2013 to March 31, 2014	Period from April 1, 2013 to December 8, 2013
Revenue	143,630	133,405	290,830	218,414	17,263	134,822
Cost of sales	79,637	70,532	145,206	129,805	14,708	81,613

Gross profit	63,993	63,873	145,624	88,609	2,555	53,209
Selling, general and administrative expenses	48,265	40,918	100,103	59,317	20,494	30,119
Depreciation and amortization	2,936	2,481	4,567	2,623	804	447

Operating income (loss)	12,792	19,474	40,954	26,669	(18,743)	22,643
Net interest and other finance costs	5,533	3,802	7,996	7,537	1,788	1,815

Income (loss) before income tax (recovery)	7,259	15,672	32,958	19,132	(20,531)	20,828
Income tax expense (recovery)	1,277	1,431	6,473	4,707	(5,054)	5,550

Net income (loss)	5,982	14,241	26,485	14,425	(15,477)	15,278

Other comprehensive loss	(407)	—	(692)	—	—	—

Comprehensive income (loss)	5,575	14,241	25,793	14,425	(15,477)	15,278

Three Months Ended September 30, 2016 Compared to Three Months Ended September 30, 2015

Revenue

Revenue for the three months ended September 30, 2016 increased by $18.2 million, or 16.6%, compared to the three months ended September 30, 2015, which was driven by an increase in revenue in both our wholesale and DTC channels.

Revenue in our wholesale channel increased $14.3 million, or 13.4%, compared to the three months ended September 30, 2015. The increase in revenue in our wholesale channel was driven primarily by sales of new products from our Spring and Fall collections to our retail partners and, to a lesser extent, by price increases of our products in certain geographies.

Revenue in the DTC channel was $6.5 million, an increase of $3.9 million, compared to the three months ended September 30, 2015, reflecting strong performance from both Canadian and U.S. e-commerce sites since launching in August 2014 and September 2015, respectively.

Cost of Sales and Gross Profit

Cost of sales for the three months ended September 30, 2016 increased by $13.2 million, or 23.9%, compared to the three months ended September 30, 2015, while gross profit was $59.3 million, representing a gross margin of 46.4%, compared with $54.3 million for the three months ended September 30, 2015, representing a gross margin of 49.5%. The increase in gross profit was attributable to higher revenue, particularly in the DTC channel, and lower product costs in Canadian dollars, partially offset by higher raw materials costs sourced in U.S. dollars. The decline in gross margin of 310 basis points was attributable primarily to the timing of inventory reserves taken in fiscal 2017.

Selling, General and Administrative Expenses

SG&A expenses for the three months ended September 30, 2016 increased by $0.3 million, or 1.1%, compared to the three months ended September 30, 2015, which represents 23.6% of revenue for the three months ended September 30, 2016 compared to 27.2% of revenue for the three months ended September 30, 2015. The increase in costs was attributable to an increase in headcount and brand investment to support new marketing initiatives and entry into new markets, as well as investment in our DTC channel associated with establishing our e-commerce sites and opening our retail stores.

Net Interest and Other Finance Costs

Finance costs for the three months ended September 30, 2016 increased by $0.4 million, or 19.6%, compared to the three months ended September 30, 2015 primarily as a result of higher borrowings used to finance working capital, offset by a lower interest rate.

Income Taxes

Income tax expense was $5.2 million during the three months ended September 30, 2016, compared to $2.8 million in the three months ended September 30, 2015. The increase reflects a higher expected annual effective tax rate in fiscal 2017.

Net Income

Net income for the three months ended September 30, 2016 was $20.0 million compared with $18.5 million for the three months ended September 30, 2015. The increase of $1.5 million, or 8.4%, was driven by the factors described above.

Six Months Ended September 30, 2016 Compared to Six Months Ended September 30, 2015

Revenue

Revenue for the six months ended September 30, 2016 increased by $10.2 million, or 7.7%, compared to the six months ended September 30, 2015, which was driven by an increase in revenue in both our wholesale and DTC channels.

Revenue in our wholesale channel increased $5.2 million, or 4.0%, compared to the six months ended September 30, 2015. The increase in revenue in our wholesale channel was driven primarily by sales of new products from our Spring and Fall collections to our retail partners and, to a lesser extent, by price increases of our products in certain geographies.

Revenue in the DTC channel increased by $5.0 million, or 176.3%, compared to the six months ended September 30, 2015, reflecting strong performance from both Canadian and U.S. e-commerce since launching in August of 2014 and September of 2015, respectively, including a full six months of activity on our U.S. e-commerce site.

Cost of Sales and Gross Profit

Cost of sales for the six months ended September 30, 2016 increased by $9.1 million, or 12.9%, compared to the six months ended September 30, 2015, while gross profit was $64.0 million, representing a gross margin of

44.6%, compared with $62.9 million for the six months ended September 30, 2015, representing a gross margin of 47.1%. The decrease in gross margin was attributable to the timing of inventory reserves taken in fiscal 2017 and, to a lesser extent, higher raw materials costs from products sourced in U.S. dollars. Combined, these increases more than offset lower Canadian dollar denominated production costs.

Selling, General and Administrative Expenses

SG&A expenses for the six months ended September 30, 2016 increased by $7.3 million over the same period in fiscal 2015, or 18.0%, representing 33.6% of revenue for the six months ended September 30, 2016 compared to 30.7% of revenue for the six months ended September 30, 2015. The increase in costs was attributable to an increase in headcount and brand investment to support new marketing initiatives and entry into new markets, as well as investment in our DTC channel associated with establishing our e-commerce sites and opening our retail stores. The increase in SG&A was offset by the realization of gains on foreign exchange forward contracts.

Net Interest and Other Finance Costs

Finance costs for the six months ended September 30, 2016 increased by $1.7 million, or 45.5%, compared to the six months ended September 30, 2015 primarily as a result of higher borrowings used to finance working capital, partially offset by a lower interest rate.

Income Taxes

Income tax expense decreased as a result of lower earnings than were recorded during the period ending September 30, 2016, compared to the prior year period.

Net Income

Net income for the six months ended September 30, 2016 was $6.0 million compared with $14.2 million for the six months ended September 30, 2015. The decrease of $8.3 million, or 58.0%, was primarily the result of the factors described above.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Revenue

Revenue for fiscal 2016 increased by $72.4 million, or 33.2%, compared to fiscal 2015, driven by an increase in revenue in our wholesale channel and by growth in our DTC channel. On a constant currency basis, revenue increased 29.5% for fiscal 2016 compared to fiscal 2015.

Revenue in our wholesale channel increased $47.4 million, or 22.5%, compared to fiscal 2015. The increase in revenue in our wholesale channel was primarily driven by additional product sales, sales of new products from our Spring and Fall collections to our retail partners and, to a lesser extent, by price increases on our products in certain geographies.

This increase in revenue was also due in part to the inclusion of a full year of performance from our Canadian e-commerce site and the launch of our U.S. e-commerce site in our DTC segment, representing an approximate $25.0 million increase over fiscal 2015.

Cost of Sales and Gross Profit

Cost of sales for fiscal 2016 increased by $15.4 million, or 11.9%, compared to fiscal 2015, while gross profit was $145.2 million, representing a gross margin of 50.1%, compared with $88.6 million in fiscal 2015, representing a gross margin of 40.6%. The increase in gross profit was attributable to the growth in e-commerce revenue in our DTC channel as well as overall higher revenue in fiscal 2016. Additionally, gross profit was positively impacted by lower production costs, partially offset by an increase in raw materials costs sourced in U.S. dollars.

Selling, General and Administrative Expenses

SG&A expenses for fiscal 2016 increased by $40.8 million over fiscal 2015, or 68.8%, representing 34.4% of revenue in fiscal 2016 compared to 27.2% of revenue in fiscal 2015. The increase in expenses was attributable to an increase in headcount and brand investment to support new marketing initiatives and entry into new markets, as well as investment in our DTC channel associated with establishing our e-commerce sites and opening our retail stores. In addition, we incurred costs associated with terminating third party sales agents which resulted in indemnities and other termination payments. Also included was $6.8 million of expenses relating to consolidating our international operations in Zug, Switzerland, including closing several offices across Europe, relocating personnel and incurring temporary office costs.

Net Interest and Other Finance Costs

Finance costs increased by $0.5 million, or 6.1%, during fiscal 2016 primarily as a result of higher borrowings used to finance working capital, partially offset by a lower interest rate.

Income Taxes

Income tax expense increased by $1.8 million, or 37.5%, during fiscal 2016 primarily as a result of increased taxable income and a higher proportion of income in foreign jurisdictions, partially offset by the impact of non-deductible taxable items. The effective tax rate for fiscal 2016 was 19.6% compared with 24.6% in fiscal 2015 as a result of the benefit of a one-time derecognition of a deferred tax liability.

Net Income

Net income for fiscal 2016 was $26.5 million compared with $14.4 million in fiscal 2015. The increase of $12.1 million, or 83.6%, was the result of the factors described above.

Comparison of the fiscal year ended March 31, 2015 to the Unaudited Pro Forma Combined Period for the fiscal year ended March 31, 2014

We believe that a discussion of results of operations for the Predecessor 2014 Period and the Successor 2014 Period on a standalone basis is not meaningful as the Acquisition was accounted for as a business combination in accordance with IFRS 3 Business Combinations, and the resulting new basis of accounting is reflected in the Company’s consolidated financial statements for all periods beginning on or after December 9, 2013, and therefore, the two periods are not comparable. Except for the specific pro forma adjustments made to arrive at the Unaudited Pro Forma Combined 2014 Period, the underlying drivers for the change in 2015 as compared to 2014, both actual 2014 results and the Unaudited Pro Forma Combined 2014 Period results, are the same. We believe that the comparison of the fiscal year ended March 31, 2015 to the Unaudited Pro Forma Combined 2014 Period provides for a more meaningful discussion of the 2015 and 2014 results of operations for potential investors and users of the financial statements.

Revenue

Revenue was $218.4 million for fiscal 2015, as compared to $152.1 million for the Unaudited Pro Forma Combined 2014 Period. This represents a 43.6% increase as compared to the Unaudited Pro Forma Combined 2014 Period. The increase in revenue was driven primarily by an increase in product sales to our retail partners and to a lesser extent by price increases on our products in certain geographies. On a constant currency basis, revenue increased by 38.6%.

Cost of Sales and Gross Profit

Cost of sales was $129.8 million for fiscal 2015, as compared to $93.4 million for the Unaudited Pro Forma Combined 2014 Period, while gross profit was $88.6 million for fiscal 2015, as compared to $58.7 million for the Unaudited Pro Forma Combined 2014 Period. As compared to the Unaudited Pro Forma Combined 2014 Period, gross profit increased $29.9 million, or 51.0%, to $88.6 million for fiscal 2015. The increase in gross profit was primarily attributable to higher revenue as a result of increased sales in the U.S. market during the winter season.

Selling, General and Administrative Expenses

SG&A expenses were $59.3 million for fiscal 2015, compared to $45.1 million for the Unaudited Pro Forma Combined 2014 Period. SG&A expenses increased $14.2 million, or 31.6%, as compared to the Unaudited Pro Forma Combined 2014 Period. As a percentage of revenue, SG&A expenses decreased from 29.6% in the Unaudited Pro Forma Combined 2014 Period to 27.2% in fiscal 2015. The decrease in costs were attributable to transaction-related expenses incurred during the Unaudited Pro Forma Combined 2014 Period, offset by an increase in headcount and brand investment to support new marketing initiatives and entry into new markets, as well as investment in our DTC channel associated with establishing our e-commerce sites and opening our retail stores.

Net Interest and Other Finance Costs

Finance costs increased by $0.4 million or 5.6% as compared to the Unaudited Pro Forma Combined 2014 Period primarily as a result of higher borrowings used to finance transaction expenses relating to the Acquisition.

Income Taxes

Income tax expense increased by $3.7 million in fiscal 2015 compared to the Unaudited Pro Forma Combined 2014 Period as a result of improved operating performance. The effective tax rate for fiscal 2015 was 24.6% compared with 25.3% in the Unaudited Pro Forma Combined 2014 Period as a result of increased taxable income in foreign jurisdictions.

Net Income

Net income was $14.4 million for fiscal 2015, as compared to $3.0 million for the Unaudited Pro Forma Combined 2014 Period. This represents an 377.2% increase as compared to the Unaudited Pro Forma Combined 2014 Period. The increase in net income in fiscal 2015 over the Unaudited Pro Forma Combined 2014 Period was driven primarily by the underlying performance of the business, the impact of transaction costs as well as by the impact of additional amortization expense relating to a step up of intangible assets, both relating to the Acquisition on December 9, 2013.

Non-IFRS Measures

In addition to our results determined in accordance with IFRS, we believe the following non-IFRS measures provide useful information both to management and investors in measuring the financial performance and financial condition of the Company for the reasons outlined below. These measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other publicly traded companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS.

CAD$000s	Six months ended September 30, 2016	Six months ended September 30, 2015	Year ended March 31, 2016	Year ended March 31, 2015	Period from April 1, 2013 to December 8, 2013	Period from December 9, 2013 to March 31, 2014	Unaudited Pro Forma period ended March 31, 2014
EBITDA	16,724	22,667	46,870	30,064	23,609	(17,714)	14,329
Adjusted EBITDA	26,423	27,879	54,846	37,444	23,727	(8,165)	15,562
Adjusted EBITDA Margin	18.4%	20.9%	18.9%	17.1%	17.6%	(47.3%)	10.2%
Adjusted Net Income	17,248	22,268	35,455	25,459	15,365	(4,143)	9,161
Constant Currency Revenue	N/A	N/A	282,795	210,791	—	—	—

Management uses these non-IFRS financial measures (other than Constant Currency Revenue) to exclude the impact of certain expenses and income that management does not believe are reflective of the Company’s underlying operating performance and make comparisons of underlying financial performance between periods difficult. From time to time, the Company may exclude additional items if it believes doing so would result in a more effective analysis of underlying operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are financial measures that are not defined under IFRS. We use these non-IFRS financial measures, and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. In particular, following the Acquisition, we have made changes to our legal and operating structure to better position our organization to achieve our strategic growth objectives which have resulted in outflows of economic resources. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes. In addition, we believe EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are measures commonly used by investors to evaluate companies in the apparel industry. However, they are not presentations made in accordance with IFRS and the use of the terms EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income vary from others in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. For example, these financial measures:

•	exclude certain tax payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The tables below illustrate a reconciliation of net income to EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income for the periods presented:

CAD$000s	Six months ended September 30, 2016	Six months ended September 30, 2015	Year ended March 31, 2016	Year ended March 31, 2015	Period from April 1, 2013 to December 8, 2013	Period from December 9, 2013 to March 31, 2014	Unaudited Pro Forma Period ended March 31, 2014
Net income (loss)	$5,982	$14,241	$26,485	$14,425	$15,278	$(15,477)	$3,023
Add the impact of:
Income tax expense (recovery)	1,277	1,431	6,473	4,707	5,550	(5,054)	1,024
Interest expense	5,533	3,803	7,996	7,537	1,815	1,788	7,136
Depreciation and amortization	3,932	3,193	5,916	3,395	966	1,029	3,146

EBITDA	16,724	22,667	46,870	30,064	23,609	(17,714)	14,329
Add the impact of:
Bain Capital management fees (1)	327	180	1,092	894	—	277	539
Transaction costs (2)	2,734	—	299	—	—	5,791
Purchase accounting adjustments (3)				2,861	—	2,906
Unrealized (gain)/loss on derivatives (4)	4,422	—	(4,422)	(138)	(257)	377	120
International restructuring costs (5)	175	1,986	6,879	1,038	—	—	—
Share-based compensation (6)	1,499	250	500	300	—	—	—
Agent terminations and other (7)	(116)	2,796	3,628	2,425	375	198	574
Non-cash rent expense (8)	657	—	—	—

Adjusted EBITDA	$26,423	$27,879	$54,846	$37,444	$23,727	$(8,165)	$15,562

CAD$000s	Six months ended September 30, 2016	Six months ended September 30, 2015	Year ended March 31, 2016	Year ended March 31, 2015	Period from April 1, 2013 to December 8, 2013	Period from December 9, 2013 to March 31, 2014	Unaudited Pro Forma Period ended March 31, 2014 (l)
Net income (loss)	$5,982	$14,241	$26,485	$14,425	$15,278	$(15,477)	$3,023
Add the impact of:
Bain Capital management fees (1)	327	180	1,092	894	—	277	539
Transaction costs (2)	2,734	—	299	—	—	5,791	—
Purchase accounting adjustments (3)	—	—	—	2,861	—	2,906	—
Unrealized (gain)/loss on derivatives (4)	4,422	—	(4,422)	(138)	(257)	377	120
International restructuring costs (5)	175	1,986	6,879	1,038	—	—	—
Share-based compensation (6)	1,499	250	500	300	—	—	—
Agent terminations and other (7)	(116)	2,796	3,628	2,425	375	198	574
Non-cash rent expense (8)	657	—	—	—	—	—	—
Amortization on intangible assets acquired by Bain Capital (9)	1,088	1,088	2,175	2,175	—	725	2,175
Non-cash interest on Bain Capital subordinated debt (10)	2,886	2,535	5,421	5,080	—	4,761	4,809

Total adjustments	13,672	8,834	15,572	14,635	118	15,035	8,217
Tax effect of adjustments	(2,406)	(807)	(3,058)	(3,601)	(31)	(3,701)	(2,079)
Tax effect of one-time intercompany transaction (11)	—	—	(3,544)	—	—	—	—

Adjusted Net Income	$17,248	$22,268	$35,455	$24,459	$15,365	$(4,143)	$9,161

(1)	Represents the amount paid pursuant to the management agreement with Bain Capital for ongoing consulting and other services, which we expect will be terminated upon consummation of this offering. See “Certain Relationships and Related Party Transactions—Management Agreement.”

(2)	In connection with the Acquisition and the filing of this prospectus, the Company incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred and were directly related to these two matters. These fees are not indicative of the Company’s ongoing costs and we expect they will discontinue following the completion of this offering.
(3)	In connection with the Acquisition, we recognized acquired inventory at fair value, which included a mark-up for profit. Recording inventory at fair value in purchase accounting had the effect of increasing inventory and thereby increasing the cost of sales in subsequent periods as compared to the amounts we would have recognized if the inventory was sold through at cost. The write-up of acquired inventory sold represents the incremental cost of sales that was recognized as a result of purchase accounting. This inventory was sold in fiscal 2014 and fiscal 2015 and has impacted net income in both periods.
(4)	Represents unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows will occur is more appropriate.
(5)	Represents expenses incurred to establish our European headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.
(6)	Represents non-cash share-based compensation expense. Adjustments in fiscal 2017 reflect management’s estimate that certain tranches of outstanding option awards will vest.
(7)	Represents accrued expenses related to termination payments to be made to our third party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in indemnities and other termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.
(8)	Represents non-cash amortization charges during pre-opening periods for new store leases.
(9)	As a result of the Acquisition, the Company recognized an intangible asset for customer lists in the amount of $8.7 million, which has a useful life of four years.
(10)	As part of the financing of the Acquisition, we issued subordinated debt to investment funds advised by Bain Capital, which bears interest at 6.7%. In connection with the Recapitalization, we expect the entire amount of the notes, including accumulated interest thereon, to be repaid. See “Certain Relationships and Related Party Transactions—Promissory Notes and Continuing Subscription Agreement.”
(11)	During fiscal 2016, we entered into a series of transactions whereby our wholly-owned subsidiary, Canada Goose International AG, acquired the global distribution rights to our products. As a result, there was a one-time tax benefit of $3.5 million recorded during the year.

Constant Currency Revenue. Because we are a global company, the comparability of our revenue reported in Canadian Dollars is also affected by foreign currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the Canadian Dollar. These rate fluctuations can have a significant effect on our reported results. As such, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the current year and prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the average exchange rate over the period as measured by the Bank of Canada. We present constant currency financial information, which is a non-IFRS financial measure, as a supplement to our reported operating results. We use constant currency information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses.

CAD$000s	Actual			In Constant Currency
	FY16	FY15	% Change	FY16	% Change
Revenue	290,830	218,414	33.2%	281,097	28.7%
	FY15	FY14*		FY15
Revenue	218,414	152,085	43.6%	210,791	38.6%

*	Unaudited pro forma combined year ended March 31, 2014.

Financial Condition, Liquidity and Capital Resources

Overview

	Successor					Predecessor
CAD$000s	Six months ended September 30, 2016	Six months ended September 30, 2015	Year ended March 31, 2016	Year ended March 31, 2015	Period from December 9, 2013 to March 31, 2014	Period from April 1, 2013 to December 8, 2013
Total cash provided by (used in):
Operating activities	(72,411)	(42,481)	(6,442)	4,960	(11,593)	15,202
Investing activities	(15,471)	(13,104)	(21,842)	(7,263)	(149,431)	(6,361)
Financing activities	91,587	60,101	29,592	4,952	164,294	(5,715)
Increase (decrease) in cash	3,705	4,516	1,308	2,648	3,270	(3,126)
Cash, end of period	10,931	10,435	7,226	5,918	3,270	4,477

Our primary need for liquidity is to fund working capital requirements of our business, capital expenditures, debt service and for general corporate purposes. Our primary source of liquidity is funds generated by operating activities. We also use our asset based Revolving Facility as a source of liquidity for short-term working capital needs and general corporate purposes. Our ability to fund our operations, to make planned capital expenditures, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Cash generated from operations are significantly impacted by the seasonality of our business, with a disproportionate amount of our operating cash generally coming in the second and third fiscal quarters of each year. As a result, historically, we have had higher balances under our revolving credit facilities in the first and fourth quarters and lower balances in the second and third quarters.

As of September 30, 2016, we had $10.9 million of cash and $194.8 million of working capital, which is current assets minus current liabilities, compared with $7.2 million of cash and $104.8 million of working capital as of March 31, 2016. The $90.2 million increase in our working capital was primarily due to a $58.3 million increase in accounts receivable and a $23.5 million increase in inventory, offset by accounts payable and accrued liabilities of $8.6 million.

We expect that our cash on hand and cash flows from operations, along with our Revolving Facility, will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash Flows

Cash flows from operating activities

The year-over-year increase in cash used in operating activities for the six months ended September 30, 2016 of $29.9 million was primarily due to increases in trade receivables and inventory and a decrease in net income, partially offset by increases in accounts payable, accrued liabilities, and decreases in provisions.

Cash used in operating activities was $6.4 million in fiscal 2016 compared to cash flows provided by operating activities of $5.0 million in fiscal 2015. The year-over-year decrease in cash inflows was primarily due to an increase in inventory, partially offset by an increase in net income, as well as increases in accounts payable and accrued liabilities.

Cash provided by operating activities was $5.0 million in fiscal 2015 compared to cash flows used in operating activities of $11.6 million during the period from December 9, 2014 to March 31, 2014. The year-over-year increase in cash inflows was primarily due to decreases in trade receivables partially offset by accounts payable, accrued liabilities and increases in inventory.

Cash flows from investing

The year-over-year increase in cash outflows during the six months ended September 30, 2016 of $2.4 million was primarily due to increased activity in the DTC channel as the Company prepared for retail store openings in Toronto and New York City and opened e-commerce sites in the United Kingdom and France. Investments in the comparable period in fiscal 2016 consisted of expenditures related to operating capacity at our manufacturing facilities. We anticipate that these investments will remain consistent as a percentage of revenue as we expand our DTC channel.

The year-over-year increase in cash outflows of $14.6 million in fiscal 2016 compared to fiscal 2015 was primarily due to increased investments in property and equipment to increase production capacity and in retail store and e-commerce assets, as well as investments in intangible assets related to ERP software.

The year-over-year decrease in cash outflows of $142.2 million in fiscal 2015 compared to the Unaudited Pro Forma Combined 2014 Period was primarily due to outflows related to the Acquisition.

Cash flows from financing

The year-over-year increase in cash inflows during the six months ended September 30, 2016 of $31.5 million was primarily driven by cash proceeds from long-term debt used to finance working capital.

The year-over-year increase in cash inflows of $24.6 million in fiscal 2016 compared to fiscal 2015 was primarily driven by cash proceeds from long-term debt used to finance working capital.

The year-over-year decrease in cash inflows of $159.4 million in fiscal 2015 compared to the period from December 9, 2013 to March 31, 2014 was primarily due to the proceeds from Bain Capital’s initial investment in the Company in exchange for subordinated debt and Class A Senior Preferred Shares for the purpose of the Acquisition.

Indebtedness

Revolving Facility

On June 3, 2016, Canada Goose Holdings Inc. and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into a senior secured asset-based revolving credit facility, which we refer to as the Revolving Facility, with Canadian Imperial Bank of Commerce, as administrative agent, and certain financial institutions as lenders, which matures in 2021. The Revolving Facility has commitments of $150.0 million with a seasonal increase of up to $200.0 million during peak season (June 1 through November 30). In addition, the Revolving Facility includes a letter of credit sub-facility of $25.0 million. All obligations under the Revolving Facility are unconditionally guaranteed by us and our U.S., Swiss, U.K. and Canadian subsidiaries. The Revolving Facility provides for customary events of default.

Loans under the Revolving Facility, at our option may be maintained from time to time as (a) Prime Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for Prime Rate Loans plus the Prime Rate, (b) Banker’s Acceptances funded on a discounted proceeds basis given the published discount rate plus a rate per annum equal to the Applicable Margin for stamping fees, (c) ABR Loans, which bear interest at a rate per annum equal to the Applicable Margin for ABR Loans plus the ABR, (d) European Base Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for European Base Rate Loans plus the European Base Rate, (e) LIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for LIBOR Loans plus the LIBO Rate or (f) EURIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for EURIBOR Loans plus the applicable EURIBOR.

A commitment fee will be charged on the average daily unused portion of the Revolving Facility of 0.25% per annum if average utilization under the Revolving Facility is greater than 50% or 0.375% if average utilization under the Revolving Facility is less than 50%. A letter of credit fee, with respect to standby letters of credit will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility equal to the Applicable Margin for LIBOR Loans, and, with respect to trade or commercial letters of credit, 50% of the then applicable Applicable Margin on LIBOR Loans. A fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum. In addition, we pay the administrative agent under the Revolving Facility a monitoring fee of $1,000 per month.

As of September 30, 2016 we had $146,762 outstanding under the Revolving Facility. Amounts under the Revolving Facility may be borrowed, repaid and re-borrowed to fund our general corporate purposes and are available in Canadian dollars, U.S. dollars, and Euros and, subject to an aggregate cap of $40.0 million, such other currencies as are approved in accordance with the credit agreement governing the Revolving Facility.

Contractual Obligations

The following table summarizes certain of our significant contractual obligations and other obligations as at March 31, 2016:

CAD$000s	2017	2018	2019	2020	2021	Thereafter	Total
Credit facility (1)	1,250	1,250	52,702	—	—	—	55,202
Subordinated debt	—	—	—	—	—	85,306	85,306
Accounts payable and accrued liabilities	38,451	—	—	—	—	—	38,451
Foreign exchange forward contracts (2)	48,254						48,254
Operating leases	5,407	7,008	7,061	7,027	6,881	30,753	64,137
Other long-term liability	—	—	—	—	—	762	762
Total contractual obligations	93,362	8,258	59,763	7,027	6,881	116,821	292,112

(1)	Represents obligations pursuant to our revolving credit facility in effect on March 31, 2016. On June 3, 2016, we entered into a new asset-based revolving facility. See “Description of Indebtedness.”
(2)

During fiscal 2016, the Company entered into forward contracts to sell foreign currencies at future dates occurring between October 2016 and March 2017. Several contracts were outstanding as at September 30, 2016 and March 31, 2016. Unrealized losses on those contracts were $4.6 million at September 30, 2016 (gain of $5.4 million as at March 31, 2016). As at September 30, 2016, the Company has a liability of

$0.1 million (March 31, 2016–$4.4 million) reflected in other assets. In the first quarter of fiscal 2017, the Company settled all of its outstanding contracts in place at the end of fiscal 2016 for a realized gain of $4.3 million, and re-entered new contracts with a notional amount of USD$30,500,000 to buy Canadian dollars and sell U.S. dollars, €9,000,000 to buy Canadian dollars and sell Euros, £7,500,000 to buy Canadian dollars and sell Pounds Sterling, and CHF2,500,000 to sell Canadian dollars and buy Swiss Francs that expire between October 2016 and March 2017.

As at March 31, 2016, the Company had additional long term liabilities which included provisions, including warranty, agent termination fees, and asset retirement obligation, and deferred income tax liabilities. These long term liabilities have not been included in the table above as the timing and amount of future payments are uncertain.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign exchange.

Foreign currency exchange risk

Our consolidated financial statements are expressed in Canadian dollars, however a portion of the Company’s net assets are denominated in U.S. dollars, Euro, GBP, SEK, and CHF, through its foreign operations in the U.S. and Switzerland. The net monetary assets are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net earnings by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.

We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net earnings by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact. During the six months ended September 30, 2016 and fiscal 2016, 2015, and 2014 we entered into derivative instruments in the form of forward contracts to manage the majority of our current and anticipated exposure to fluctuations in U.S. dollar, GBP, Euro, and CHF exchange rates.

We may enter into foreign currency forward exchange contracts and options to reduce fluctuations in our long or short currency positions relating primarily to purchase commitments, raw materials and finished goods denominated in foreign currencies.

A summary of foreign currency forward exchange contracts and the corresponding amounts at contracted forward rates is as follows:

($000s)	Contract Amount	Primary Currencies
Forward exchange contract to purchase currency	CHF2,500	Swiss Francs
Forward exchange contract to sell currency	USD $30,500 €9,000 £7,500	US dollars Euros Pounds Sterling

Interest rate risk

We are exposed to interest rate risk primarily to the effect of interest rate changes on borrowings outstanding under our Revolving Facility. As of September 30, 2016, we had $146,902 outstanding under our Revolving Facility subject to a weighted average interest rate of 2.9%. Based on the outstanding borrowings under the Revolving Facility during Fiscal 2016, we estimate that a 1% increase in the average interest rate on our borrowings would have increased interest expense by $0.6 million in the six months ended September 30, 2016. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.

Critical Accounting Policies and Estimates

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with IFRS. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements.

Revenue recognition. Wholesale revenue from the sale of goods to third party resellers, net of an estimated allowance for sales returns, is recognized when the significant risks and rewards of ownership of the goods have passed to the reseller, which is as soon as the products have been shipped to the reseller and there is no continuing management involvement or obligation affecting the acceptance of the goods. Revenue through e-commerce operations are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated allowance for sales returns. Management bases its estimates on historical results, taking into consideration the type of customer, transaction, and specifics of each arrangement.

Inventories. Inventories are carried at the lower of cost and net realizable value which requires the Company to utilize estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality and costs necessary to sell the inventory.

We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.

Impairment of non-financial assets (goodwill, intangible assets, and property and equipment). Management is required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Income and other taxes. Current and deferred income taxes are recognized in the consolidated statements income (loss) and comprehensive income (loss), except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.

Functional currency. Items included in the consolidated financial statements of the Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency and the presentation currency.

Financial instruments. Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities are initially measured at fair value. The critical assumptions and estimates used in determining the fair value of financial instruments are: equity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

The Company enters into financial instruments with highly-rated creditworthy institutions and instruments with liquid markets and readily-available pricing information.

Share-based payments are valued based on the grant date fair value of these awards and the Company records compensation expense over the corresponding service period. The fair value of the share-based payments is determined using the Monte Carlo model, which incorporates the Board’s best estimate of the fair value of our common equity, which incorporate management’s discounted cash flow estimates and other market assumptions. Following the Acquisition, we adopted our Stock Option Plan, which allows stock options to be granted to selected executives with vesting contingent upon meeting the service, performance goals and exit event conditions of the Plan. There are three types of stock options: Tranche A options are time based which generally vest over 5 years of service, with 40% on the second anniversary, and 20% on each of the third, fourth, and fifth anniversary. Tranche B and Tranche C options are performance based awards that vest upon attainment of performance conditions and the occurrence of an exit event. The expense related to the Tranche B and Tranche C options is recognized rateably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of such exit event, such as our initial public offering, is probable. Following our initial public offering, we expect that the grant date fair value of these awards to be based upon the closing price of our common shares on the grant date.

Warranty. The critical assumptions and estimates used in determining the warranty provision at the balance sheet date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement; risk-free rate used to discount the provision to present value. We update our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.

Trade receivables. The Company does not have any customers which account for more than 10% of sales or accounts receivable. We make ongoing estimates relating to the ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. To mitigate this risk, management has entered into an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers based on a total deductible of $50,000. Since we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger allowance might be required. In the event we determine that a smaller or larger allowance is appropriate, we would record a credit or a charge to selling, general and administrative expense in the period in which such a determination is made.

Internal Control Over Financial Reporting

We have identified material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

We did not have in place an effective control environment with formal processes and procedures or an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including inventory costing and business combinations. We did not design or maintain effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with IFRS. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.

We have taken steps to address these material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have engaged external advisors to provide assistance in the areas of information technology, internal controls over financial reporting, and financial accounting in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We do not know the specific time frame needed to fully remediate the material weaknesses identified. See “Risk Factors.”

Standards issued but not yet effective

Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations are provided below.

In 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), replacing IAS 17, “Leases” and related interpretations. The standard introduces a single on-statement of financial position recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessors continue to classify leases as finance and operating leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

In 2014, the IASB issued IFRS 15, replacing IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and related interpretations. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively. Early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

In July 2014, the IASB issued the final version of IFRS 9, which reflects all phases of the financial instruments project and replaces IAS 39, “Financial Instruments: Recognition and Measurement,” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) were issued by the IASB in January 2016. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

In January 2016, the International Accounting Standards Board (IASB) issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for the year beginning on or after January 1, 2017. The Company is currently assessing the impact of these amendments on its financial statements.

In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of this amendment on its financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) were issued by the IASB in December 2014. The amendments clarify principles for the presentation and materiality considerations for the financial statements and notes to improve understandability and comparability. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

JOBS Act

We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Because IFRS standards make no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

Business

Canada Goose

Founded 60 years ago in a small Toronto warehouse, Canada Goose has grown into one of the world’s most desired outerwear brands. Across the globe, we are recognized for authentic heritage, uncompromised craftsmanship and quality, exceptional warmth and superior functionality. This reputation is decades in the making and is rooted in our commitment to creating premium products that deliver unrivaled functionality where and when it is needed most. Be it Canadian Arctic Rangers serving their country or an explorer trekking to the South Pole, people who live, work and play in the harshest environments on Earth have turned to Canada Goose. Throughout our history, we have found inspiration in these technical challenges and parlayed that expertise into creating exceptional products for any occasion. From research facilities in Antarctica and the Canadian High Arctic to the streets of Toronto, New York City, London, Paris, Tokyo and beyond, people have fallen in love with our brand and made it a part of their everyday lives.

We are deeply involved in every stage of our business as a designer, manufacturer, distributor and retailer of premium outerwear for men, women and children. This vertically integrated business model allows us to directly control the design and development of our products while capturing higher margins. Our products are sold through select outdoor, luxury and online retailers and distributors in 36 countries, our e-commerce sites in Canada, the United States, the United Kingdom and France, and two recently opened retail stores in Toronto and New York City.

The power of our business model and our ability to profitably scale our operations are reflected in our financial performance. In fiscal 2016, we had revenue of $290.8 million, net income of $26.5 million, Adjusted EBITDA of $54.8 million, an Adjusted EBITDA Margin of 18.9% and an Adjusted Net Income of $35.5 million. We grew our revenue at a 38.3% CAGR and Adjusted EBITDA at an 87.7% CAGR from fiscal 2014 to fiscal 2016, while expanding our Adjusted EBITDA Margin from 10.2% to 18.9% over the same period. For additional information regarding Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, which are non-IFRS measures, including a reconciliation of these non-IFRS measures to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures.”

Our Competitive Strengths

We believe that the following strengths are central to the power of our brand and business model.

Authentic brand. For decades, we have helped explorers, scientists, athletes and film crews embrace the elements in some of the harshest environments in the world. Our stories are real and are best told through the unfiltered lens of Goose People, our brand ambassadors. The journeys, achievements and attitudes of these incredible adventurers embody our core belief that greatness is out there and inspire our customers to chart their own course.

Uncompromised craftsmanship. Leveraging decades of experience, field testing and obsessive attention to detail, we develop superior functional products. Our expertise in matching our technical fabrics with the optimal blends of down enables us to create warmer, lighter and more durable products across seasons and applications. The commitment to superior quality and lasting performance that initially made us renowned for warmth now extends into breathability and protection from wind and rain.

Beloved and coveted globally. We offer outerwear with timeless style for anyone who wants to embrace the elements. From the most remote regions of the world to major metropolitan centres, we have successfully broadened our reach beyond our arctic heritage to outdoor enthusiasts, urban explorers and discerning consumers globally. Our deep connection with our customers is evidenced by their brand loyalty. Consumer surveys conducted on our behalf in 2016 show that 82% of customers say they love their Canada Goose jackets and 84% of customers indicate that, when making their next premium outerwear purchase, they would likely repurchase Canada Goose. These results are among the highest in our industry based on this survey.

Proudly made in Canada. Our Canadian heritage and commitment to local manufacturing are at the heart of our business and brand. While many companies in our industry outsource to offshore manufacturers, we are committed to aggressively investing in producing premium, high quality products in Canada, the country from which we draw our inspiration. Our Canadian production facilities and craftspeople allow us to deliver products of superior quality and functionality, which we believe have set us apart on the international stage and in the minds of our customers.

Flexible supply chain. We directly control the design, innovation, development, engineering and testing of our products, which we believe allows us to achieve greater operating efficiencies and deliver superior quality products. We manage our production through a combination of in-house manufacturing facilities and long-standing relationships with Canadian third party sub-contractors. Our flexible supply chain gives us distinct advantages including the ability to scale our operations, adapt to customer demand, shorten product development cycles and achieve higher margins.

Multi-channel distribution. Our global distribution strategy allows us to reach customers through two distinct, brand-enhancing channels. In our wholesale channel, which extends into 36 countries, we carefully select the best retail partners and distributors to represent our brand in a manner consistent with our heritage and growth strategy. As a result, our retail partnerships include best-in-class outdoor, luxury and online retailers. Through our fast growing DTC channel, which includes our e-commerce sites in four countries and two recently opened retail stores, we are able to more directly control the customer experience, driving deeper brand engagement and loyalty, while also realizing more favorable margins. We employ product supply discipline across both of our channels to manage scarcity, preserve brand strength and optimize profitable growth for us and our retail partners.

Passionate and committed management team. Through steady brand discipline and a focus on sustainable growth, our management team has transformed a small family business into a global brand. Dani Reiss, our CEO, has worked in almost every area of our company and successfully developed our international sales channels prior to assuming the role of CEO in 2001. Dani has assembled a team of seasoned executives from diverse and relevant backgrounds who draw on an average of over 15 years’ experience working with a wide range of leading global companies including Marc Jacobs, New Balance, Nike, Patagonia, Ralph Lauren, McKinsey, Avery Dennison, UFC and Red Bull. Their leadership and passion have accelerated our evolution into a three season lifestyle brand and the rollout of our DTC channel.

Our Growth Strategies

We have built a strong foundation as Canada Goose has evolved into one of the world’s most desired outerwear brands. Over the past three fiscal years, we have grown our revenue at a 38.3% CAGR and Adjusted EBITDA at an 87.7% CAGR. We have also expanded our Adjusted EBITDA Margin from 10.2% to 18.9% over the same period while concurrently making significant long-term investments in our human capital, production capacity, brand building and distribution channels. Leveraging these investments and our proven growth strategies, we will continue to aggressively pursue our substantial global market opportunity.

Execute our proven market development strategy. As we have grown our business, we have developed a successful framework for entering and developing our markets by increasing awareness and broadening customer access. We intend to continue executing on the following tactics as we further penetrate our markets globally:

Introduce and strengthen our brand. Building brand awareness among potential new customers and strengthening our connections with those who already know us will be a key driver of our growth. While our brand has achieved substantial traction globally and those who have experienced our products demonstrate strong loyalty, our presence is relatively nascent in many of our markets. According to an August 2016 consumer survey conducted on our behalf, the vast majority of consumers outside of Canada are not aware of Canada Goose. Through a combination of the organic, word-of-mouth brand building that has driven much of our success to date and a more proactive approach to reaching new audiences through traditional channels, we will continue to introduce the Canada Goose brand to the world.

Enhance our wholesale network. We intend to continue broadening customer access and strengthening our global foothold in new and existing markets by strategically expanding our wholesale network and deepening current relationships. In all of our markets, we have an opportunity to increase sales by adding new wholesale doors and increasing volume in existing retailers. Additionally, we are focused on strengthening relationships with our retail partners through broader offerings, exclusive products and shop-in-shop formats. We believe our retail partners have a strong incentive to showcase our brand as our products drive customer traffic and consistent full-price sell-through in their stores.

Accelerate our e-commerce-led Direct to Consumer rollout. Our DTC channel serves as an unfiltered window into our brand which creates meaningful relationships and direct engagement with our customers. This drives opportunities to generate incremental revenue growth and capture full retail margin. We have rapidly grown our online sales to $33.0 million in fiscal 2016, which represented 11.4% of our consolidated revenue. We have subsequently launched new online storefronts in the United Kingdom and France and plan to continue introducing online stores in new markets. Our e-commerce platform is complemented by our two recently opened retail stores in Toronto and New York City. We intend to open a select number of additional retail locations in major metropolitan centres and premium outdoor destinations where we believe they can operate profitably.

Strengthen and expand our geographic footprint. We believe there is an opportunity to increase penetration across our existing markets and selectively enter new regions. Although the Canada Goose brand is recognized globally, our recent investments have been focused on North America and have driven exceptional growth in Canada and the United States. Outside of Canada and the United States (“Rest of World”), we have identified an opportunity to accelerate our momentum utilizing our proven growth framework. The following table presents our revenue in each of our geographic segments over the past three fiscal years:

(in millions)	Fiscal year ended March 31,			‘14 – ‘16
	2014	2015	2016	CAGR
Canada	$72.5	$75.7	$95.2	14.6%
United States	33.6	57.0	103.4	75.5%
Rest of World	46.0	85.7	92.2	41.6%

Total	$152.1	$218.4	$290.8	38.3%

Canada. While we have achieved high brand awareness in Canada, we continue to experience strong penetration and revenue growth driven primarily by expanding access and product offerings. After developing a strong wholesale footprint, we successfully launched our Canadian e-commerce platform in August 2014 and opened our first retail store in Toronto in October 2016. We expect to further develop our presence through increased strategic marketing activities, deeper relationships with our retail partners and continued focus on our DTC channel. Additionally, we intend to continue broadening our product offering, to make Canada Goose a bigger part of our customers’ lives.

United States. As we continue to capture the significant market opportunity in the United States, our focus is on increasing brand awareness to a level that approaches what we have achieved in Canada. According to an August 2016 consumer survey conducted on our behalf, aided brand awareness in the United States is 16% as compared to 76% in Canada. Our market entry has been staged on a regional basis, with the bulk of our investments and wholesale penetration concentrated in the Northeast. This has been the primary driver of our historical growth and momentum in the U.S. and we continue to generate strong growth in the region. Building on this success, we launched our national e-commerce platform in September 2015 and opened our first retail store in New York City in November 2016. We believe there is a large white space opportunity in other regions such as the Mid-Atlantic, Midwest and Pacific Northwest. As we sequentially introduce our brand to the rest of the country, we are focused on expanding our wholesale footprint, including executing our shop-in-shop strategy and continuing to deliver a broader three season product assortment to our partners.

Rest of World. We currently generate sales in every major Western European market and, while this is where the brand first achieved commercial success, we believe there are significant opportunities to accelerate these markets to their full potential. In the United Kingdom and France in particular, we have achieved strong traction through our retail partnerships, but have yet to fully extend our wholesale network and are only in the initial phase of executing on our shop-in-shop strategy. In both markets, we launched our e-commerce platforms in September 2016 and intend to establish our owned retail presence in the near future. While the United Kingdom and France are our most developed European markets, we have identified a number of markets with significant near-term development potential, such as Germany, Italy and Scandinavia.

Outside of Europe, our most established markets are Japan and Korea. Over the past decade, we have grown successfully in Japan and, in both Japan and Korea, recently partnered with world-class distributors. These partners will help us continue to build awareness and access to the brand while ensuring its long term sustainability. Additionally, we currently have a minimal presence in China and other large markets which represent significant future opportunities.

Enhance and expand our product offering. Continuing to enhance and expand our product offering represents a meaningful growth driver for Canada Goose. Broadening our product line will allow us to strengthen brand loyalty with those customers who already love Canada Goose, drive higher penetration in our existing markets and expand our appeal across new geographies and climates. Drawing on our decades of experience and customer demand for inspiring new functional products, we intend to continue developing our offering through the following:

Elevate Winter. Recognizing that people want to bring the functionality of our jackets into their everyday lives, we have developed a wide range of exceptional winter products for any occasion. While staying true to our tactical industrial heritage, we intend to continue refreshing and broadening our offering with new stylistic variations, refined fits and exclusive limited edition collaborations.

Expand Spring and Fall. We intend to continue building out our successful Spring and Fall collections in categories such as lightweight and ultra-lightweight down, rainwear, windwear and softshell jackets. While keeping our customers warm, comfortable and protected across three seasons, these extensions also increase our appeal in markets with more temperate climates.

Extend beyond outerwear. Our strategy is to selectively respond to customer demand for functional products in adjacent categories. Consumer surveys conducted on our behalf indicate that our customers are looking for additional Canada Goose products, particularly in key categories such as knitwear, fleece, footwear, travel gear and bedding. We believe offering inspiring new products that are consistent with our heritage, functionality and quality represents an opportunity to develop a closer relationship with our customers and expand our addressable market.

Continue to drive operational excellence. As we scale our business, we plan to continue leveraging our brand and powerful business model to drive operational efficiencies and higher margins in the following ways:

Channel mix. We intend to expand our DTC channel in markets that can support the profitable rollout of e-commerce and select retail stores. As our distribution channel mix shifts toward our e-commerce-led DTC channel, we expect to capture incremental gross margin.

Price optimization. We intend to continue optimizing our pricing to capture the full value of our products and the superior functionality they provide to our customers. Additionally, we actively balance customer demand with scarcity of supply to avoid the promotional activity that is common in the apparel industry. This allows us and our retail partners to sell our products at full price, avoid markdowns and realize full margin potential.

Manufacturing capabilities. Approximately one-third of Canada Goose products are currently manufactured in our own facilities in Canada We intend to optimize our domestic manufacturing mix by opportunistically bringing additional manufacturing capacity in-house to capture incremental gross margin.

Operating leverage. We have invested ahead of our growth in all areas of the business including design and manufacturing, multi-channel distribution and corporate infrastructure. As we continue our growth trajectory, we have the opportunity to leverage these investments and realize economies of scale.

History

Over the last 60 years, we have grown from a manufacturer of private label parkas into one of the world’s most desired outerwear brands. Fueled by our core belief that greatness is out there and building on our strength of creating premium functional jackets, we have extended our brand into three seasons and new categories beyond the parka. With the same discipline, we have expanded our sales channels beyond distributors to include a select group of outdoor, luxury and online retailers as well as, more recently, our own DTC channel. At every step, we have stayed true to our heritage, which we believe has set us apart.

COMPANY

1950s
Sam Tick founds our company in 1957

1970s
David Reiss, Sam Tick's son-in-law, joins the company and launches a new era with the invention of a volume-based down filling machine

1990s
Dani Reiss joins the company in 1997 and in 2001 becomes CEO of Canada Goose

2000s
Canada Goose partners with musher Lance Mackey who wins the Iditarod and the Yukon Quest dog sled races

2004
On-screen debut in The Day After Tomorrow

2007
Celebrating 50th Anniversary, Canada Goose publishes the Goose People book

2009
Resource Centre Program is established to provide free fabrics, zippers and other materials for Inuit sewers

2014
Recognized by the government for employing 6% of the cut and sew workforce in Canada

Launched e-commerce in Canada

2015
Collaboration with Oscar-winning Canadian director Paul Haggis to produce Out There

Launched e-commerce in the U.S.

2016
Opened our Toronto and New York retail stores

Launched e-commerce in the U.K. and France

PRODUCT

1950s
Specializing in woolen vests, raincoats and snowmobile suits for the local market and private label customers

1980s
Expedition Parka is developed to meet the unique needs of scientists at Antarctica's McMurdo Station

1982
Created a custom parka for Laurie Skreslet's summit of Mount Everest

1990s
Extended the Canada Goose heritage into accessories

2001
Product designed and delivered to Canadian military and law enforcement

2007
Unveiled Polar Bears International Collection

2008
Launched first Lightweight Down collection

2011
HyBridge® Lite jacket wins the "Best Backcountry Jacket" in the prestigious Gear of the Year awards from Outside Magazine

2012
TEI: proprietary consumer-facing thermal rating applied to every coat

2013
Launched complete collections for youth, kids, babies and toddlers

Launched premium offering Latitude: brand DNA in features and functions with emphasis on style

2014
Designed Fusion Fit® with a team of experts and 16,000+ scans of individuals for elevated modern fits

2015
Released sophisticated Black Label focused on streamlined style, luxurious fabrics and refined fits

Launched Spring, including rainwear

2016
Released Arctic Luxe collection with a focus on slimmer silhouettes for an urban lifestyle

First full Spring collection awarded WGSN Editor's pick

Our Products

Our arctic heritage. Authenticity is everything to Canada Goose. We began as an outerwear manufacturer focused primarily on providing parkas to people working in the harshest environment on Earth—the Arctic. From the crew of a northern Canadian airline, First Air, to Canadian Arctic Rangers, we have been trusted to help keep people warm. For decades, this utilitarian, functional history has been core to our heritage. To ensure we deliver a product that performs when and where it is needed most, we strive to make the best products of their kind by using the highest quality raw materials and craftsmanship.

The precision of every cut, fold and stitch in our products is guided by decades of experience. From zipper to button and stitch to stitch, every element is carefully chosen and meticulously put into place by hand. Every Canada Goose jacket passes through the hands of multiple craftspeople, all united by our commitment to uncompromising quality. Our quality assurance team inspects every jacket to ensure no detail is overlooked. We believe our best-in-class Canadian manufacturing capabilities and partnerships afford us increased quality control and direct involvement in all stages of the process, enabling us to stand behind our outerwear with a lifetime warranty against defects in materials and workmanship.

Our evolution. As a global three-season outerwear brand, our product offering has evolved significantly since the days of solely making specialty jackets such as the Snow Mantra and Expedition parkas for the severe Arctic environment. We leveraged our tactical industrial heritage, including our long relationship with the Canadian military and law enforcement, to inspire, develop and refine functionally superior in-line collections for extreme conditions and beyond.

Recognizing our customers want to bring the functionality of our jackets into their everyday lives, we expanded our offering to include products for outdoor enthusiasts, urban explorers and discerning consumers everywhere. True to our heritage, we partnered with extraordinary Goose People as a source of inspiration and real-world testing. Whether developing novel HyBridge products for Ray Zahab to run the Sahara or custom-designing Laurie Skreslet’s coat to summit Everest, which inspired our Altitude line, Canada Goose has found inspiration in every technical challenge and parlayed that expertise into creating exceptional products for any occasion.

The uncompromised craftsmanship and quality of the Canada Goose brand is preserved in new products and high performance materials to keep our customers warm and comfortable no matter how low the temperature drops. As we evolved and expanded our winter assortment to suit new uses, climates and geographies, we also refreshed our core offerings with the introduction of our Black Label collection, enhancing our classic products with a focus on elevated style, luxurious fabrics and refined fits.

Our broad set of manufacturing capabilities and access to innovative materials ranging from ArcticTech and Tri-Durance fabrics to luxury Loro Piana wool enable us to meet customers’ needs in the Arctic, on designer runways and nearly everywhere in between. At the same time as our coats keep Canadian law enforcement warm and equip Goose People on epic adventures, our collaborations with Marc Jacobs, Levi’s, musician Drake’s October’s Very Own (OVO) fashion brand, Toronto Blue Jays player Jose Bautista and others have been met with strong acclaim. These collaborations help extend our brand to new audiences and introduce inspiring new styles to those who already love Canada Goose.

Expansion into three seasons. As our heritage line has expanded significantly, Canada Goose has also developed a reputation for superior quality and exceptional functionality across Spring and Fall. No matter the season, people trust Canada Goose to keep them warm, comfortable and protected. Our Spring and Fall products enable consumers to embrace the elements in every season, with a wide selection of lightweight and ultra-lightweight down, rainwear, windwear and other down hybrid and softshell jackets.

Our Spring and Fall collections have demonstrated meaningful traction with consumers, achieving a 60% increase in sales between fiscal 2015 and fiscal 2016. They have also been met with great critical acclaim: HyBridge Lite won the Gear of The Year Award from Outside Magazine in 2011 and our Spring 2017 collection was named Editor’s Pick by World’s Global Style Network (WGSN), a leading trend forecaster.

Beyond outerwear. Canada Goose has launched a refined line of accessories in response to customer demand for products to complement their outerwear. Our accessories focus on hand-, head- and neck-wear, and offer unparalleled warmth, function and timeless style to our customers, consistent with the heritage of our core products. Beyond accessories, we continue to selectively respond to customer demand for new product categories. Our customers have shown meaningful interest in key new product categories including knitwear and fleece, which we are developing, as well as footwear, travel gear and bedding, which we may pursue in the future. As we expand the Canada Goose brand to serve new uses, wearing occasions, geographies and consumers, we will always stay true to who we are and what the Canada Goose brand stands for: authentic heritage, uncompromised craftsmanship and quality, exceptional warmth and superior functionality.

CORE
FALL/WINTER
SPRING
[EXPANSION CATEGORY]
FOOTWEAR, TRAVEL GEAR & BEDDING...
[EXPANSION CATEGORY]
[EXPANSION CATEGORY]
[EXPANSION CATEGORY]
BEYOND OUTERWEAR

Sourcing and Manufacturing

Uncompromised craftsmanship begins with sourcing the right raw materials. We use premium fabrics and finishings that are built to last. Our blends of down and fabrics enable us to create warmer, lighter and more durable products across seasons and applications. Our products are made with down because it is recognized as the world’s best insulator, providing approximately three times the warmth per ounce as synthetic alternatives and, when necessary, trimmed with real fur to protect the skin from frostbite in harsh conditions.

We are committed to the sustainable and ethical sourcing of our raw materials. We have introduced comprehensive traceability programs for fur and down throughout our supply chain. We only use down that is a byproduct of the poultry industry and we only purchase down and fur from suppliers who adhere to our stringent standards regarding fair practices and humane treatment of animals.

We operate five production facilities in Toronto, Winnipeg and Montreal, manufacturing approximately one-third of our products in-house. We also work with 31 highly qualified Canadian subcontractors who offer specialized expertise, which provides us with flexibility to scale our production. We employ 1,060 manufacturing employees and have been recognized by the Government of Canada for supporting the apparel manufacturing industry in Canada. We have invested ahead of our growth and more than doubled our in-house unit production capacity in the past five years.

Multi-Channel Distribution Network

We sell our products through our wholesale and DTC channels. In fiscal 2016, our wholesale channel accounted for 88.6% of our revenue and our DTC channel contributed 11.4% to revenue. Across both channels we are very selective with the distribution and supply of our products.

Wholesale. The wholesale channel allows us to enter and develop new markets, maintain a leading position within our geographies and make informed investments in our DTC infrastructure. Within our wholesale channel, we develop strategic relationships directly with retailers and distributors. We work with a select set of partners who respect our heritage, share our values and strengthen our market presence. As of September 30, 2016, through our global network of nearly 2,500 wholesale doors with retailers such as Sporting Life, Harry Rosen, Gorsuch, Saks Fifth Avenue, Nordstrom, Selfridges and Lane Crawford we reach customers across 36 countries. Our wholesale distribution includes a mix of outdoor, luxury and online retailers. We drive traffic for our retail partners and leverage our mutually beneficial relationships to receive prime placement within their stores, showcase a broader product offering and establish Canada Goose shops-in-shops. Careful planning with our wholesale network allows us to manage scarcity and maintain high levels of full-price sell-through.

Direct to Consumer. We operate an e-commerce-led DTC channel, which has grown rapidly since its launch in fiscal 2015. Our online store features our full product offering and grants us the ability to build valuable intelligence through a direct conversation with our customers. We rolled out our e-commerce platforms in Canada and the United States as well as the United Kingdom and France in August 2014, September 2015 and September 2016, respectively. Our e-commerce platform is rapidly gaining penetration, with Canada and the U.S. online stores contributing 11.4% of our total revenue in fiscal 2016, approximately two years after the launch of our first online store. We intend to continue building out our e-commerce infrastructure in new markets where we have an established wholesale presence.

Our e-commerce rollout is complemented by our retail stores in premium high traffic locations. We opened our first two retail stores in Toronto and New York City in the fall of 2016. Going forward, we plan to open a limited number of additional retail stores in other major metropolitan centres as well as premium outdoor destinations where we believe they can operate profitably. This unfiltered window into our brand will allow us to develop a closer relationship with our customers through unique experiences, feature our full product offering and drive revenue growth across both channels.

Marketing

We have never taken a traditional marketing approach to driving consumer awareness. We have told real stories in authentic ways, fueling brand awareness and affinity through creative marketing initiatives and developing strategic relationships in relevant industries. Our success has been driven organically by word-of-mouth marketing. We have found that the experience people have with Canada Goose products is something they eagerly and passionately share with others, which we believe generates exceptional demand for our products.

Powerful and creative storytelling. To us, marketing is about telling stories—interesting stories with genuine impact. As a result of the love for our products and the deep relationships we have developed, our brand has been featured extensively in a wide range of media around the world including documentaries, feature films, commercials and magazines.

We also create original content to drive awareness and understanding of Canada Goose. In celebration of our 50th anniversary, we published Goose People, a coffee table book highlighting 50 people from around the world who embody our values. This cemented one of our key marketing initiatives as Goose People continue to be an important way for us to authentically tell our stories. In 2015, we brought some of these stories to life on the big screen through our collaboration with Oscar-winning director, Paul Haggis, and our production of the film, Out There, which was awarded two Cannes Gold Lions.

Goose People. Goose People are a diverse group of global brand ambassadors—adventurers, athletes, scientists and artists—who embody our values and lifestyle, stand for something bigger than themselves and inspire others through epic adventures and accomplishments. We consider them the epitome of our core belief that greatness is out there. They have become a platform to showcase our brand’s heritage, authentic story and uncompromised craftsmanship.

Film and entertainment. For more than three decades, our jackets have been a staple on film sets around the world and are known as the unofficial jacket of film crews anywhere it is cold. Our jackets offer crew and talent the warmth and functionality they need to survive long shoots in the most demanding environments. Due to this long-standing and organic relationship, we have not paid for product placement, but our products have naturally transitioned from behind the scenes to on-camera as a way to authenticate cold weather scenes. We also support the industry as an official sponsor of a number of international film festivals, including the Sundance Film Festival and Toronto International Film Festival.

Investing for the future. Moving forward, our marketing focus is on continuing to tell our stories in unique, creative and authentic ways that engage and inspire customers. As our distribution model has shifted from pure wholesale to multi-channel, our business needs have evolved. We have supported this shift through marketing that scales quickly and globally while delivering a holistic, omni-channel customer experience. We have also taken a more proactive and sophisticated approach to understanding our customers and utilizing insights to inform how we deliver new products, engage our fans and maintain their loyalty for years to come. We will continue to strategically invest in reaching new audiences in developing markets and boosting affinity around the world. Our marketing efforts, like our products, will always be subject to the brand discipline and stewardship that have guided us throughout our history.

Our Market

Strongly positioned in large and growing apparel market segment. Our focus on functionality and quality broadens our reach beyond people working in the coldest places on earth to outdoor enthusiasts, urban explorers and discerning consumers globally. Our uncompromised craftsmanship positions our products as premium technical garments and coveted luxury items in the eyes of our customer. We believe the staying power of our brand strongly positions us to compete in the growing outerwear and luxury apparel markets.

We intend to execute on our proven growth strategies to further develop all of our markets along the maturity curve. The following table summarizes Euromonitor International 2016 retail value market size data and anticipated 2016—2020 compound annual growth rates for key global geographies.

(US$ in billions)	Outerwear		Luxury Apparel
	2016	‘16 – ‘20 CAGR	2016	‘16 – ‘20 CAGR
Canada	$18	3.8%	$2	3.2%
United States	$192	3.2%	$17	3.0%
Europe	$250	2.6%	$40	3.7%
Asia Pacific	$313	4.5%	$22	4.0%

Source: Euromonitor Apparel and Footwear 2017 edition, Euromonitor Luxury Goods 2017 edition, Retail Value RSP including Sales Tax, Current Prices. Outerwear covers men’s and women’s clothing for outdoor/out-of-the-house wear including shorts and trousers, jeans, jackets and coats, suits, shirts and blouses, jumpers, tops, dresses, skirts, leggings. Luxury Apparel is equivalent to Designer Apparel (Ready-to-Wear) which is the aggregation of Men’s Designer Apparel, Women’s Designer Apparel, Designer Childrenswear, Designer Apparel Accessories, and Designer Hosiery. However, designer haute couture is excluded from Euromonitor International’s coverage.

Proven growth framework to further penetrate geographic markets. While we have a global distribution network in place, we recognize the potential for significant penetration upside across all of our markets. Our tailored approach to market development is informed by prevailing awareness and distribution. We cost-effectively develop initial awareness in new markets by building strong relationships with carefully selected partners within our wholesale channel. Wholesale momentum informs our incremental brand building investments in each region. As our market presence grows, we evaluate the opportunity to roll out our DTC channel. The first step in this process is the introduction of our e-commerce platform which is followed by the evaluation of select retail store opportunities. With increased customer awareness and access, we begin to introduce a broader product offering.

For example, as we continue to capture the significant market opportunity in the United States, we are pursuing a staged regional expansion. Our initial entry into the U.S. market was concentrated in the Northeast where we grew our wholesale network to 125 doors as of November 15, 2016 and, according to a survey conducted on our behalf in August 2016 of consumers that have purchased premium outerwear, achieved aided brand awareness of 46% in Boston and New York City. Building on this, we have begun to focus on expanding customer access via our e-commerce site and retail store in New York City. Our successful execution in this region has been the primary driver of our 75.5% revenue CAGR in the United States from fiscal 2014 to fiscal 2016.

Moving beyond our success in the Northeast, we recognize a significant whitespace opportunity across the United States. We continue to focus on introducing and strengthening the Canada Goose brand given relatively low aided brand awareness levels of 26% in key metropolitan markets such as Denver and San Francisco. In these rapidly developing markets, we remain focused on expanding our wholesale footprint, including executing our shop-in-shop strategy and continuing to drive a broader product assortment to our partners. Our national e-commerce presence offers us a direct connection to our customers and informs our efforts in high potential regions such as the Mid-Atlantic, Midwest and Pacific Northwest. As we continue to expand to regions with diverse and temperate climates, our product offering will include a stronger emphasis on our expanding Spring and Fall collections.

The success we have achieved in North America has allowed us to refine and strengthen our framework for market development. We will continue to aggressively pursue our substantial global market opportunity using our proven growth strategies.

Competition

The market for outerwear is highly fragmented. We principally operate in the market for premium outerwear, which is part of the broader apparel industry. We compete directly against other manufacturers, wholesalers and direct retailers of outerwear, premium functional outerwear and luxury outerwear. We compete both with global brands and with regional brands operating only in select markets. Because of the fragmented nature of our marketplace, we also compete with other apparel sellers, including those who do not specialize in outerwear. While we operate in a highly competitive market, we believe there are many factors that differentiate us from other manufacturers, wholesalers and retailers of outerwear, including our brand, our heritage and history, our focus on functionality and craftsmanship and the fact that our core products are made in Canada.

Intellectual Property

We own the trademarks used in connection with the marketing, distribution and sale of all of our products in the United States, Canada and in the other countries in which our products are sold. Our major trademarks include the CANADA GOOSE word mark and the ARCTIC PROGRAM & DESIGN trademark (our disc logo consisting of the colour-inverse design of the North Pole and Arctic Ocean). In addition to the registrations in Canada and the United States, our word mark and design are registered in other jurisdictions which cover approximately 37 jurisdictions. Furthermore, in certain jurisdictions we register as trademarks certain elements of our products, such as fabric, warmth categorization and style names such as our Snow Mantra parka.

We enforce our trademarks and we have taken several measures to protect our customers from counterfeiting activities. Since 2011 we have sewn a unique hologram, designed exclusively for us, into every jacket and accessory as proof of authenticity. Additionally, our website has a tool for potential online customers to verify the integrity of third party retailers that purport to sell our products. We are also active in enforcing rights on a global basis to our trademark and taking action against counterfeiters, online and in physical stores.

Government Regulation

In Canada and in the other jurisdictions in which we operate, we are subject to labour and employment laws, laws governing advertising, privacy and data security laws, safety regulations and other laws, including consumer protection regulations that apply to retailers and/or the promotion and sale of merchandise and the operation of stores and warehouse facilities. Our products sold outside of Canada are subject to tariffs, treaties and various trade agreements as well as laws affecting the importation of consumer goods. We monitor changes in these laws, regulations, treaties and agreements, and believe that we are in material compliance with applicable laws.

Our Employees

As of November 15, 2016, we employed 1,549 people, including both full-time and part-time employees. Of these employees, 1,060 were employed in Canadian manufacturing positions, 63 were employed in North

American selling and retail administrative positions, 67 were employed globally in corporate support and administrative functions. The remaining employees were engaged in other aspects of our business. As of November 15, 2016, 356 of our employees are represented by unions. We believe that relations with our employees are satisfactory and we have never encountered a strike or significant work stoppage.

Corporate Information and Structure

Our company was founded in Toronto, Canada in 1957. In December 2013, we partnered with Bain Capital through a sale of a 70% equity interest in our business, to accelerate our growth and international expansion. In connection with such sale, Canada Goose Holdings Inc. was incorporated under the Business Corporations Act (British Columbia) on November 21, 2013.

Our principal office is located at 250 Bowie Avenue, Toronto, Ontario, Canada M6E 4Y2 and our telephone number is (416) 780-9850. Our registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The following chart reflects our organizational structure (including the jurisdiction of formation or incorporation of the various entities), after giving effect to the completion of this offering, including after giving effect to the Recapitalization and assuming no exercise of the underwriters’ option to purchase additional common shares:

Leased Properties

We maintain the following leased facilities for our corporate headquarters and to conduct our principal manufacturing and retail activities, which we believe are in good condition and working order:

Location	Principal Activity	Square Feet	Lease Expiration Date
Toronto, Ontario	Corporate Headquarters, showroom and manufacturing	190,978 square feet	June 30, 2023
Scarborough, Ontario	Manufacturing	84,800 square feet	May 31, 2020
Yorkdale Shopping Centre, Toronto, Ontario	Retail Store	4,503 square feet	October 31, 2026
Winnipeg, Manitoba	Manufacturing	82,920 square feet	November 12, 2022
Winnipeg, Manitoba	Manufacturing	94,541 square feet	September 30, 2025
Boisbriand, Québec	Manufacturing	23,637 square feet	July 31, 2023
New York, NY	Office and showroom	4,040 square feet	December 31, 2024
New York, NY	Retail Store	6,970 square feet	March 31, 2027
Paris, France	Office and showroom	4,090 square feet	March 15, 2018
Munich, Germany	Inactive	1,938 square feet	November 14, 2017
Zug, Switzerland	Office and showroom	7,545 square feet	January 31, 2021

Seasonality

Our business is seasonal in nature. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

Legal Proceedings and Regulatory Matters

From time to time, we may be subject to legal or regulatory proceedings and claims in the ordinary course of business, including proceedings to protect our intellectual property rights. As part of our monitoring program for our intellectual property rights, from time to time we file lawsuits for acts of trademark counterfeiting, trademark infringement, trademark dilution, patent infringement or breach of other state or foreign laws. These actions often result in seizure of counterfeit merchandise and negotiated settlements with defendants. Defendants sometime raise the invalidity or unenforceability of our proprietary rights as affirmative defenses or counterclaims. We currently have no material legal or regulatory proceedings pending.

Management

Executive Officers and Directors

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus. Unless otherwise stated, the business address for our directors and officers is c/o Canada Goose Holdings Inc., 250 Bowie Ave, Toronto, Ontario, Canada M6E 4Y2.

Name and Province or State and Country of Residence	Age	Position
Dani Reiss Ontario, Canada	43	Chief Executive Officer and Director
John Black Ontario, Canada	58	Chief Financial Officer
Paul Riddlestone Ontario, Canada	39	Chief Operating Officer
Pat Sherlock Ontario, Canada	43	Senior Vice President, Global Wholesale
Ana Mihaljevic Ontario, Canada	36	Vice President, Planning and Sales Operations
Jacqueline Poriadjian Ontario, Canada	39	Chief Marketing Officer
Jacob Pat Ontario, Canada	37	Vice President, Information Technology
Lee Turlington California, United States	62	Chief Product Officer
Kara MacKillop Ontario, Canada	41	Senior Vice President, Human Resources
Scott Cameron Ontario, Canada	38	Executive Vice President e-Commerce, Stores and Strategy
Carrie Baker Ontario, Canada	40	Chief of Staff, Senior Vice President
Ryan Cotton Massachusetts, United States	38	Director
Joshua Bekenstein Massachusetts, United States	58	Director

Dani Reiss C. M. (Member of the Order of Canada), Chief Executive Officer and Director

The grandson of our founder, Mr. Reiss, joined the company in 1997 and was named President and Chief Executive Officer of the company in 2001. Mr. Reiss has worked in almost every area of the company and successfully developed our international sales channels prior to assuming the role of Chief Executive Officer. Mr. Reiss received a Bachelor of Arts from University of Toronto. Mr. Reiss brings leadership and operational experience to our board of directors as our President and Chief Executive Officer.

John Black, Chief Financial Officer

Mr. Black joined the company in August 2013 as Chief Financial Officer. Prior to joining the Company, Mr. Black served as the Chief Financial Officer of Protenergy Natural Foods Corp., from May 2011 to August 2013, and at the Ontario Lottery and Gaming Corporation from April 2005 to April 2010. From March 2001 to April 2005 Mr. Black served as Chief Financial Officer of Trimark Sportswear Group. Mr. Black received a Bachelor of Commerce (Honours) degree and Bachelor of Administration degree from The University of Ottawa, and is a CPA-CA.

Paul Riddlestone, Chief Operating Officer

Mr. Riddlestone joined the company in October 2010 and was named Chief Operating Officer in September 2014. Mr. Riddlestone previously served as the company’s Vice President of Supply Chain and Manufacturing from October 2010 to March 2013, and Senior Vice President of Operations from March 2013 to September 2014. Prior to joining the company, Mr. Riddlestone served as Director of Global Product Development, Asia at Avery Dennison from August 2008 to September 2010, and as the Global/Group Operations Manager at Advanced Manufacturing Group from January 2002 to August 2008. Mr. Riddlestone received his Higher National Diploma in Business and Manufacturing from York University.

Pat Sherlock, Senior Vice President, Global Wholesale

Mr. Sherlock joined the company in November 2012 as the Director of Canadian Sales and was named Senior Director of Sales in May 2014 and Vice President of Sales Canada in May 2015. Prior to joining the Company, Mr. Sherlock served as the National Sales Manager of New Balance Canada Inc., from January 2008 to November 2012 and Managing Director, Central Eastern Canada for Lothar Heinrich Agencies Ltd. from December 2006 to January 2008. He spent 10 years at InBev (Labatt), from 1997 to 2007 most recently as National Field Sales Manager. Mr. Sherlock received a Bachelor of Business Administration from University of Winnipeg.

Ana Mihaljevic, Vice President, Planning and Sales Operations

Ms. Mihaljevic joined the company in April 2015 as Vice President of Planning and became Vice President of Planning and Sales Operations in April 2016. Prior to joining the Company, Ms. Mihaljevic served as the Director of Business Planning at Marc Jacobs International, a designer apparel company, from March 2013 to March 2015, the Director of Sales and Planning at Jones Apparel Group, a women’s apparel company, from May 2011 to March 2013, and as an Account Executive at Ralph Lauren from April 2008 to May 2011. Ms. Mihaljevic received a Bachelor in Commerce from Queen’s University.

Jacqueline Poriadjian, Chief Marketing Officer

Ms. Poriadjian joined the company in April 2016 as Chief Marketing Officer. Prior to joining the Company, Ms. Poriadjian spent nine years at Ultimate Fighting Championship (UFC) from February 2007 to November 2015 and served as the Senior Vice President of Global Brand Marketing from July 2012 to November 2015. Prior to that she spent six years at iN DEMAND, LLC from January 2001 to February 2007. Ms. Poriadjian received a Bachelor of Arts in History from Queens College (NY) and a Juris Doctorate from New York Law School.

Jacob Pat, Vice President, Information Technology

Mr. Pat joined the company as Director of Information Technology in March 2013, and was named Vice President of Information Technology in March 2014. Prior to joining our team, Mr. Pat served as the Director of Enablement at Momentum Advanced Solutions Inc., from April 2012 to March 2013, and Manager of QA/Information Technology at Trimble Navigation from August 2008 to April 2012.

Lee Turlington, Chief Product Officer

Mr. Turlington began working with Canada Goose in October 2015 as an independent consultant, and formally joined the company as Chief Product Officer in March 2016. Prior to joining the company Mr. Turlington spent seven years as independent consultant with TURLINGTON, Inc., advising Companies such as International Marketing Partners Ltd., Mission Athlete Care, Ape & Partners S.P.A/Parajumpers, Quiksilver Inc., Ironclad Performance Wear Corporation, Haglofs, and LK International AG/KJUS. He spent five years at with Patagonia Inc. from 2008-2013, most recently serving as Vice President, Global Product. From March 1999 to April 2007, Mr. Turlington served as a Global Director and General Manager for Nike Inc. Prior to that, he served at Fila Sport sPa from March 1994 to February 1999, as Senior Vice President, Fila Apparel. From June 1977 to April 1992, he served as Vice President, Sales, Marketing, Global Product and various other executive roles at The North Face. Mr. Turlington received a Bachelor of Economics from Lenoir-Rhyne University.

Kara MacKillop, Senior Vice President, Human Resources

Ms. MacKillop joined the company in September 2014 as the Vice President of Human Resources. She was promoted to Senior Vice President of Human Resources in 2015. Prior to joining our team, Ms. MacKillop served as the Director of Human Resources for Red Bull Canada, a company that produces and sells energy drinks, from September 2010 to September 2014, and as Director of Human Resources for Indigo Books and Music from August 2003 until September 2010. Ms. MacKillop received a Bachelor of Science from Western University.

Scott Cameron, Executive Vice President e-Commerce, Stores and Strategy

Mr. Cameron, joined the company in January 2016 as Chief Strategy and Business Development Officer. Prior to joining our team, Mr. Cameron spent eight years at McKinsey & Co. Toronto, a management consulting firm, most recently as a principal. Mr. Cameron received a Bachelor in Commerce (Honours) degree from Queen’s University and a Master of Business Administration from Harvard Business School, where he was a Baker Scholar.

Carrie Baker, Chief of Staff, Senior Vice President

Ms. Baker joined the company in May 2012 as the Vice President of Communications and now serves as Chief of Staff and Senior Vice President. Prior to joining the company Ms. Baker spent 12 years at High Road Communications, a North American communications agency, from May 2000 to April 2012, serving most recently as Senior Vice President. Ms. Baker received a Bachelor of Arts from the University of Western Ontario.

Ryan Cotton, Director

Mr. Cotton has served as a member of our board of directors since December 2013. He joined Bain Capital in 2003, and is currently a Managing Director. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. He is a director at Apple Leisure Group, TOMS Shoes Holdings, LLC, and International Market Centers, Inc. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.

Joshua Bekenstein, Director

Mr. Bekenstein has served as a member of our board of directors since December 2013. He is a Managing Director at Bain Capital. Prior to joining Bain Capital, in 1984, Mr. Bekenstein spent several years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein serves as a director of The Michaels Companies, Inc., Bombardier Recreational Products Inc., Dollarama Inc., Burlington Stores, Inc., and Waters Corporation. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration from Harvard Business School. Mr. Bekenstein provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.

Foreign Private Issuer Status

The listing rules of the                 , which we also refer to as the          Listing Rules, include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the          . The application of such exceptions requires that we disclose any significant ways that our

corporate governance practices differ from the          Listing Rules that we do not follow. When our common shares are listed on the                 , we intend to continue to follow Canadian corporate governance practices in lieu of the corporate governance requirements of the          in respect of the following:

•	the majority independent director requirement under Section of the Listing Rules;

•	the requirement under Section of the Listing Rules that a compensation committee be comprised solely of independent directors; and

•	the requirement under Section of the Listing Rules that director nominees be selected or recommended for selection by a nominations committee comprised solely of independent directors.

Corporate Governance

Section                  of the                              generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s common shares that is sufficiently high to ensure a representative vote. Pursuant to the                  corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our articles, as they will be amended and restated in connection with this offering, will provide that a quorum of shareholders shall be the holders who, in the aggregate hold at least 25% of the voting rights attached to issued shares entitled to be voted at the meeting, irrespective of the number of persons actually present at the meeting.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the          . We may in the future decide to use other foreign private issuer exemptions with respect to some of the other          listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the                 , may provide less protection than is accorded to investors under the          listing requirements applicable to U.S. domestic issuers.

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201 Corporate Governance Guidelines, or the Corporate Governance Guidelines, together with certain related disclosure requirements pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, or NI 58-101. The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted, or will be adopting in connection with the completion of this offering, certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines. The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Composition of our Board of Directors

Under our articles, as they will be amended and restated in connection with this offering, our board of directors will consist of a number of directors as determined from time to time by the directors. Upon completion of this offering, our board of directors will be comprised of          directors. Our articles will provide that a director may be removed with or without cause by a resolution passed by a special majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors will be elected by the shareholders at each annual general meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.

Certain aspects of the composition and functioning of our board of directors may be subject to the rights of our principal shareholders under agreements with the company. Nominees for election as directors will be recommended to our board of directors by our nominating and governance committee in accordance with the provisions of applicable corporate law and the charter of our nominating and governance committee. See “Board Committees—Nominating and Governance Committee.”

Majority Voting Policy

In accordance with the requirements of the TSX, our board of directors will adopt a majority voting policy to the effect that a nominee for election as a director of our company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders will be expected to offer to tender his or her resignation to the chairman of our board of directors promptly following the meeting of shareholders at which the director was elected. The nominating and governance committee will consider such offer and make a recommendation to our board of directors whether to accept it or not. Our board of directors will promptly accept the resignation unless it determines, in consultation with the nominating and governance committee, that there are exceptional circumstances that should delay the acceptance of the offer to resign or justify rejecting it. Our board of directors will make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A director who tenders a resignation pursuant to our majority voting policy will not participate in any meeting of our board of directors or the nominating and governance committee at which the resignation is considered. Our majority voting policy will apply for uncontested director elections, being elections where (a) the number of nominees for election as director is the same as the number of directors to be elected, as determined by the board of directors, and (b) no proxy materials are circulated in support of one or more nominees who are not part of the director nominees supported by the board of directors.

Director Term Limits and Other Mechanisms of Board Renewal

Our board of directors has not adopted director term limits, a retirement policy for its directors or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and governance committee of our board of directors will develop appropriate qualifications and criteria for our board as a whole and for individual directors. The nominating and governance committee will also conduct a process for the assessment of our board of directors, each committee and individual director regarding his, her or its effectiveness and contribution, and will also report evaluation results to our board of directors on a regular basis. The nominating and governance committee will develop a succession plan for the board of directors, including maintaining a list of qualified candidates for director positions.

Director Independence

Following the completion of this offering, we will be a “controlled company” under the rules of          because more than 50% of the voting power of our common shares will be held by Bain Capital. See “Principal and Selling Shareholders.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the rules of     . Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and the rules of                  and the BCBCA, which require that our audit committee have a majority of independent directors upon consummation of this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.

Under the          Listing Rules, an independent director means a person who, in the opinion of our board of directors, has no material relationship with our company. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees, or NI 52-110. Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that                 ,                 , and                 , representing          of the          members of our board of directors, are “independent” as that term is defined under the          Listing Rules and NI 58-101. In making this determination, our board of directors considered the current and prior relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence. Mr. Reiss is considered not independent by reason of the fact that he is our Chief Executive Officer. Mr. Bekenstein and Mr. Cotton are considered not independent by reason of their relationships with Bain Capital.              of the              members of our board of directors are not members of our company’s management.

Our company will take steps to ensure that adequate structures and processes will be in place following the completion of this offering to permit our board of directors to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation. It is contemplated that the independent members of our board of directors will consider, on the occasion of each meeting, whether an in camera meeting without the non-independent directors and members of management would be appropriate and that they will hold an in camera meeting without the non-independent directors and members of management where appropriate.

Members of our board of directors are also members of the boards of other public companies. See “Management—Executive Officers and Directors.” Our board of directors has not adopted a formal director interlock policy, but is keeping informed of other directorships held by its members.

The chairman of our board directors is not considered an independent director. However, following completion of the offering, our board of directors will take steps for facilitating the exercise of independent judgment by the board of directors, providing leadership for independent directors and ensuring that the directors who are independent of management have opportunities to meet without management present, as appropriate.

Mandate of the Board of Directors

Our board of directors is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. Our board of directors will hold regularly scheduled meetings as well as ad hoc meetings from time to time. Our board will adopt a formal mandate for the board of directors. The responsibilities of our board of directors upon completion of this offering will include:

•	adopting a strategic planning process, approving the principal business objectives for the company and approving major business decisions and strategic initiatives;

•	appointing the Chief Executive Officer of the company and developing the corporate goals and objectives that the Chief Executive Officer is responsible for meeting, and reviewing the performance of the Chief Executive Officer against such goals and objectives;

•	overseeing communications with shareholders, other stakeholders, analysts and the public, including the adoption of measures for receiving feedback from stakeholders; and

•	monitoring the implementation of procedures, policies and initiatives relating to corporate governance, risk management, corporate social responsibility, health and safety, ethics and integrity.

Our board of directors has not developed at this time written position descriptions for the chairman of the board of directors or the chairperson of the board committees. Their primary roles are managing the affairs of the board of directors or of such relevant committee, including ensuring the board of directors or such committee is organized properly, functions effectively and meets its obligations and responsibilities. Each committee chairperson will conduct the affairs of the applicable committee in accordance with the charter of such committee.

Our board of directors and our Chief Executive Officer have not developed at this time a written position description for the Chief Executive Officer or for other executive officers. The role of the Chief Executive Officer is delineated on the basis of customary practice. The board of directors considers that the role and responsibilities of the Chief Executive Officer are to develop the company’s strategic plans and policies and recommending such plans and policies to the board of directors; provide executive leadership, oversee a comprehensive operational planning and budgeting process, supervise day-to-day management, report relevant matters to the board of directors, facilitate communications between the board of directors and the senior management team, and identify business risks and opportunities and manage them accordingly, and has communicated the same to the Chief Executive Officer.

Orientation and Continuing Education

Following the completion of this offering, we will implement an orientation program for new directors under which each new director will meet separately with the chairman of our board of directors, individual directors and members of the senior management team. New directors will be provided with comprehensive orientation and education as to our business, operations and corporate governance (including the role and responsibilities of the board of directors, each committee, and directors individually).

The chairman of our board of directors will be responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current. The chairperson of each committee will be responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Business Conduct and Ethics

Prior to the completion of this offering, we expect to adopt a Code of Business Conduct and Ethics, or Code of Conduct, applicable to all of our directors, officers and employees.

The Code of Conduct will set out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Conduct will be to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in us at all times. The Code of Conduct will set out guidance with respect to conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws and reporting of any illegal or unethical behaviour.

We also expect to adopt a code of ethics for senior managers and financial officers, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions.

Upon the completion of this offering, the full text of the Code of Conduct will be available on our website at www.canadagoose.com and our SEDAR profile at www.sedar.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein.

Monitoring Compliance with the Code of Business Conduct and Ethics

Our audit committee is responsible for reviewing and evaluating the Code of Conduct periodically and will recommend any necessary or appropriate changes thereto to our board of directors for consideration. The audit committee will also assist our board of directors with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers of the Code of Conduct (other than waivers applicable to our directors or executive officers, which shall be subject to review by our board of directors as a whole).

Interests of Directors

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the BCBCA regarding conflicts of interest. See “Description of Share Capital—Certain Important Provisions of Our Articles and the BCBCA—Directors.”

Complaint Reporting and Whistleblower Policy

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct or any of our policies, or any unethical or questionable act or behavior, the board of directors will adopt a whistleblower policy that requires that our employees promptly report such violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our whistleblower policy will contain procedures that are aimed to facilitate confidential, anonymous submissions by our employees.

Diversity

We believe that having a diverse board of directors can offer a breadth and depth of perspectives that enhance our performance. The nominating and governance committee values diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are based on merit and past performance as well as expected contribution to the board’s performance and, accordingly, diversity is taken into consideration. At closing of this offering,          out of          members of our board of directors will be women.

We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities and experience. Currently,          out of          members of our senior management team are women.

We do not currently have a formal policy for the representation of women on our board of directors or senior management. The nominating and governance committee and our senior management team already takes gender and other diversity representation into consideration as part of their overall recruitment and selection process. We have not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment.

We anticipate that the composition of the board of directors will in the future be shaped by the selection criteria to be developed by our board of directors and nominating and compensation committee, ensuring that diversity considerations are taken into account in senior management, monitoring the level of women representation on the board and in senior management positions, continuing to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization, all as part of our overall recruitment and selection process to fill board or senior management positions as the need arises and subject to the rights of our principal shareholders under agreements with the company.

Board Committees

Upon the completion of this offering, our board of directors will have three standing committees: the audit committee; the compensation committee; and the nominating and governance committee. Each of the committees operates under its own written charter adopted by our board of directors, each of which will be available on our website upon closing of this offering.

Audit Committee

Following this offering, our audit committee will be composed of                 ,                 and                 with          serving as chairperson of the committee. Our board of directors has determined that                  and                  meet the independence requirements under the rules of the                 , the BCBCA and under Rule 10A-3 of the Exchange Act. Within one year following the effective date of the registration statement relating to this offering, our audit committee will consist exclusively of independent directors. Our board of directors has determined that          is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable Listing Rules of          . The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, compensating, retaining and overseeing the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and reviewing and appraising the audit efforts of our independent accountants;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	establishing procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (ii) confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•	engaging independent counsel and other advisers, as necessary and determining funding of various services provided by accountants or advisers retained by the committee;

•	reviewing our financial reporting processes and internal controls;

•	establishing, overseeing and dealing with issues related to the company’s code of ethics for managers and financial officers;

•	reviewing and approving related-party transactions or recommending related-party transactions for review by independent members of our board of directors; and

•	providing an open avenue of communication among the independent accountants, financial and senior management and the board.

Compensation Committee

Following this offering, our compensation committee will be composed of                 ,                  and                 . Our board of directors has determined that                  and                 are independent within the meaning of NI 58-101, with          serving as chairperson of the committee. Its primary purpose, with respect to compensation, will be to assist our board of directors in fulfilling its oversight responsibilities and to make recommendations to our board of directors with respect to the compensation of our directors and executive officers. The principal responsibilities and duties of the compensation committee include:

•	evaluating our Chief Executive Officer’s and other executive officer’s performance in light of the goals and objectives established by our board of directors and, based on such evaluation, with appropriate input from other independent members of our board of directors, determining the Chief Executive Officer’s and other executive officer’s compensation;

•	administering our equity-based plans and management incentive compensation plans and making recommendations to our board of directors about amendments to such plans and the adoption of any new employee incentive compensation plans; and

•	engaging independent counsel and other advisers, as necessary and determining funding of various services provided by accountants or advisers retained by the committee.

Nominating and Governance Committee

Following this offering, our nominating and governance committee will be composed of                 ,                  and                 . Our board of directors has determined that and                  and                  are independent within the meaning of NI 58-101, with          serving as chairperson of the committee. The nominating and governance committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the committees of the board of directors;

•	assessing the independence of directors within the meaning of securities laws and stock exchange rules as applicable;

•	considering resignations by directors submitted pursuant to our majority voting policy, and making recommendations to our board of directors as to whether or not to accept such resignations;

•	reviewing and making recommendations to the board of directors in respect of our corporate governance principles;

•	providing for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of the board of directors and its committees.

Executive Compensation

Overview

The following tables and discussion relate to the compensation paid to or earned by our Chief Executive Officer, Dani Reiss, and our two most highly compensated executive officers (other than Mr. Reiss) who were serving as executive officers on the last day of fiscal 2016. They are Scott Cameron, who serves as our Executive Vice President, E-commerce, Stores and Strategy, and Paul Riddlestone, who serves as our Chief Operating Officer. Messrs. Reiss, Cameron, and Riddlestone are referred to collectively in this prospectus as our named executive officers.

Summary Compensation Table

The following table sets forth information about certain compensation awarded to, earned by, or paid to our named executive officers during fiscal 2016:

Name and principal position	Year	Salary ($) (1)	Bonus ($)		Option awards ($) (2)	Nonequity incentive plan compensation ($)		All other compensation ($) (3)	Total ($)
Dani Reiss, C.M.,	2016	1,000,000	150,000	(4)	—	600,000	(5)	421	1,750,421
President & Chief Executive Officer
Scott Cameron,	2016	79,327	137,500	(6)	396,165	—		2,902	615,894
EVP, E-commerce, Stores & Strategy
Paul Riddlestone,	2016	273,946	87,696	(7)	—	—		421	362,063
Chief Operating Officer

(1)	Amount shown for Mr. Cameron includes contributions by him to the Group Retirement Savings Plan for the Employees of Canada Goose Inc. (referred to as the RSP and described below). Messrs. Reiss and Riddlestone did not contribute to the RSP in fiscal 2016.
(2)	Amount shown reflects the grant date fair value of options to purchase Class B Common Shares and Class A Junior Preferred Shares, granted to Mr. Cameron in fiscal 2016. The value was determined in accordance with IFRS 2.
(3)	Amounts shown in this column include Company-paid life insurance premiums of $421, $90 and $421 paid on behalf of Messrs. Reiss, Cameron and Riddlestone, respectively, and, for Mr. Cameron, Company contributions of $2,812 under our Deferred Profit Sharing Plan for the Employees of Canada Goose Inc. (referred to as the DPSP and described below).
(4)	Amount shown reflects the portion of Mr. Reiss’s annual bonus earned with respect to fiscal 2016 that was based on the achievement of individual performance goals.
(5)	Amount shown in the Nonequity Incentive Plan Compensation column reflects the portion of Mr. Reiss’s annual bonus earned with respect to fiscal 2016 that was based on the achievement of EBITDA goals.
(6)	Amount shown represents a cash sign-on bonus of $100,000 paid to Mr. Cameron in connection with his commencement of employment with us and Mr. Cameron’s annual bonus of $37,500 earned with respect to fiscal 2016.
(7)	Amount shown represents Mr. Riddlestone’s annual bonus earned with respect to fiscal 2016.

2016 Base Salaries

Base salaries provide our named executive officers with a fixed amount of compensation each year. Base salary levels reflect the executive’s title, experience, level of responsibility, and performance. Initial base salaries for our named executive officers were set forth in their employment agreements, as described below under “Agreements with our Named Executive Officers.” Base salaries for Messrs. Reiss and Cameron have remained the same in fiscal 2017, while Mr. Riddlestone’s base salary increased to $280,000 as of April 1, 2016.

2016 Bonuses

Each named executive officer is eligible to receive an annual bonus pursuant to his employment agreement, as described below under “Agreements with our Named Executive Officers.” The annual bonus amounts earned by our named executive officers for fiscal 2016 are shown in the Summary Compensation Table above.

For fiscal 2016, Mr. Reiss was eligible to earn a target annual bonus equal to $750,000, based on the achievement of pre-established fiscal 2016 EBITDA targets, weighted at 80% of his bonus, and individual performance criteria, weighted at 20% of his bonus. Target EBITDA was approved by our board of directors at the beginning of fiscal 2016 in connection with the annual budgeting process, with target EBITDA set at $55.59 million and payout of the EBITDA component of Mr. Reiss’s bonus being earned at 100% upon achievement of EBITDA within a range of 95% to 105% of target. No portion of the EBITDA component of Mr. Reiss’s bonus would be earned if EBITDA were achieved at 80% or less below target. Achievement of EBITDA between 80% of target and less than 95% of target would result in the EBITDA component of Mr. Reiss’s bonus being earned on a straight-line basis between 0% and 100%. Achievement of EBITDA above 105% of target would result in the EBITDA component of Mr. Reiss’s bonus being earned on a straight-line basis between 100% and 200%, with 135% of target as the upper bound. The individual performance criteria for Mr. Reiss for fiscal 2016 included leadership and effectiveness goals determined by our board of directors.

Mr. Reiss earned a fiscal 2016 bonus equal to 100% of his target annual bonus, based on the determination by our board of directors that EBITDA, as adjusted, was deemed achieved at 100% of target and that Mr. Reiss also achieved his leadership and effectiveness goals at 100% of target.

Messrs. Cameron and Riddlestone were eligible to earn annual bonuses for fiscal 2016 under a broad-based annual bonus plan for salaried employees targeted at 40% of their base salaries, respectively, with Mr. Cameron’s bonus pro-rated to reflect one quarter of service. Bonuses could be earned under the plan based on the achievement of pre-established EBITDA targets and a participant’s individual performance review for fiscal 2016. Target EBITDA for purposes of our fiscal 2016 annual bonus plan was defined the same as above for Mr. Reiss, with target EBITDA also set at $55.59 million. No bonuses were payable under the plan for achievement of EBITDA at less than 80% of target or an individual performance rating of “needs immediate improvement.” Upon achievement of EBITDA of at least 80% of target, a participant could receive an annual bonus of between 0% and 160% of his or her targeted bonus, depending on an individual performance rating of “exceptional,” “tracking,” “leading,” or “inconsistent,” with ranges of bonuses as a percentage of target eligible to be earned at each performance rating. Messrs. Cameron and Riddlestone earned fiscal 2016 bonuses equal to 100% and 80% of their targeted annual bonuses, respectively. Fiscal 2016 bonuses were paid to Messrs. Reiss, Cameron and Riddlestone on June 24, 2016.

Equity-Based Compensation

Mr. Cameron was our only named executive officer granted an equity award in fiscal 2016. In connection with his commencement of employment with us in January 2016, Mr. Cameron was granted options to purchase Class B Common Shares and Class A Junior Preferred Shares. In fiscal 2015, Mr. Riddlestone was granted options to purchase Class B Common Shares and Class A Junior Preferred Shares. One-third of each of Messrs. Cameron’s and Riddlestone’s awards is subject to time-based vesting, and two-thirds is subject to time-based and performance-based vesting, with the performance-based component tied to the achievement by Bain Capital of certain returns on its investment in Canada Goose. The time-based vesting options and the time-vesting component of the options subject to time-based and performance-based vesting held by Messrs. Cameron and Riddlestone will accelerate in full upon a change of control, subject to their continued employment through such date.

Employee Benefits

Our full-time employees, including our named executive officers, are eligible to participate in our health and welfare benefit plans, which include medical, dental, vision, basic and dependent life, supplemental life, accidental death, dismemberment and specific loss, long-term disability, and optional critical illness insurance. Employees are also eligible to receive continuing education support and to participate in our employee purchase program, which allows employees to purchase a specified number of jackets and accessories at 50% of the manufacturer’s suggested retail price. Our named executive officers participate in these plans on a slightly better basis than other salaried employees, including in some instances with slightly lower deductibles, better cost-sharing rates and the ability to purchase Medcan health coverage. Our named executive officers are also entitled to three complimentary jackets each calendar year.

Retirement Plans

In fiscal 2016, Messrs. Cameron and Riddlestone were eligible to participate in the RSP, a broad-based registered defined contribution plan offered to all of our full-time Canada-based employees other than Mr. Reiss. Salaried employees in Toronto (including Messrs. Cameron and Riddlestone, but not Mr. Reiss) may defer up to 3% of their annual earnings into the RSP and may make additional voluntary contributions. We will match any such employee contributions by making a contribution to the DPSP, a broad-based defined contribution plan offered to all of our full-time, salaried employees. The match is equal to 100% of the required participant contributions made into the plan up to 3% of the participant’s annual base salary. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans.

Agreements with our Named Executive Officers

We have entered into an employment agreement with each of our named executive officers, the terms of which are as follows:

Base Salaries and Bonus Opportunities

Under his employment agreement, effective December 9, 2013, Mr. Reiss is entitled to an annual base salary of $1,000,000, subject to annual review and increase by our board of directors. Mr. Reiss is also eligible for an annual incentive bonus targeted at $750,000, plus any amount by which his salary has increased since December 9, 2013.

Under his employment agreement, effective January 4, 2016, Mr. Cameron is entitled to an annual base salary of $375,000, subject to annual review. Mr. Cameron is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 40% of his annual base salary and potential payouts ranging from 0% to 160% of his annual base salary. Mr. Cameron received a cash sign-on bonus of $100,000 in connection with his hire that he must repay if he resigns from Canada Goose prior to January 4, 2017.

Under his employment agreement, effective October 21, 2010, Mr. Riddlestone is entitled to an annual base salary of $190,000, subject to bi-annual review. Pursuant to his employment agreement, Mr. Riddlestone is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 15% of his annual base salary and an additional 5% of annual base salary based on achievement of our gross margin goals.

Messrs. Reiss and Cameron continue to have an annual base salary and target annual incentive bonus at the same level as specified in their employment agreements, while Mr. Riddlestone’s annual base salary has since increased to $280,000 and his target annual incentive bonus has since increased to 40% of his annual base salary.

Severance

If Mr. Reiss’s employment were terminated by us without cause or he resigned for good reason, he would be entitled to (i) salary continuation for 12 months at a per annum rate equal to $750,000 plus any amount by which his salary has increased since December 9, 2013, (ii) a pro rata bonus amount for the year in which the termination occurs, based on the actual bonus amount paid in the prior year and (iii) continued participation in our benefit plans for the minimum period required by applicable employment standards legislation.

If Mr. Cameron’s employment were terminated by us without cause, he would be entitled to notice or pay in lieu of notice and benefits continuance equal to two weeks’ notice plus an additional four weeks per year of completed service, up to a maximum of 52 weeks.

Mr. Riddlestone’s employment agreement provides that we may terminate his employment without cause by providing notice or pay in lieu of notice and benefits continuance in accordance with the provisions of applicable employment standards legislation.

Restrictive Covenants

Under his employment agreement, Mr. Reiss is subject to non-competition obligations during and for one year following his termination of employment, restrictions on soliciting our customers, prospective customers, employees or consultants during and for two years following his termination of employment, as well as intellectual property assignment and confidentiality obligations.

Under their employment agreements, Messrs. Cameron and Riddlestone are subject to non-competition obligations during and for one year following their termination of employment, restrictions on soliciting our customers or employees for one year following their termination of employment, intellectual property assignment obligations during and for one year following their termination of employment, and confidentiality obligations.

In addition, as a condition to receiving their Canada Goose Holdings Inc. option awards, Messrs. Cameron and Riddlestone entered into restrictive covenant agreements binding them to non-competition obligations with respect to our business beginning on the first date on which any options granted pursuant to the award vest and continuing for 12 months following their termination of employment, restrictions on soliciting customers, prospective customers, employees and independent contractors beginning on the first date on which any options granted pursuant to the award vest and continuing for 24 months following their termination of employment, as well as confidentiality obligations during and after their employment with us.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards held by our named executive officers as of March 31, 2016.

	OPTION AWARDS
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Dani Reiss	—	—	—	—	—
Scott Cameron (1)	—	280,968	561,939	3.55	1/4/2026
Paul Riddlestone (2)	182,770	274,155	913,853	1.00	4/17/2024

(1)	Mr. Cameron was granted 337,162 options to purchase Class B Common Shares and 505,745 options to purchase Class A Junior Preferred Shares on January 4, 2016. One third of his options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (Cameron Time-Based Options). The remaining two-thirds of his options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of our Bain Capital’s return on its investment in us (Cameron Performance-Based Options). The Cameron Performance-Based Options are subject to the same time-based vesting schedule as the Cameron Time-Based Options. The Cameron Time-Based Options and the time-vesting component of the Cameron Performance-Based Options will accelerate in full upon a change of control.

(2)	Mr. Riddlestone was granted 548,311 options to purchase Class B Common Shares and 822,467 options to purchase Class A Junior Preferred Shares on April 17, 2014. One third of his options are subject to time-based vesting of 40% on December 9, 2015 and 20% on each December 9th thereafter (Riddlestone Time-Based Options). The remaining two-thirds of his options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (Riddlestone Performance-Based Options). The Riddlestone Performance-Based Options are subject to the same time-based vesting schedule as the Riddlestone Time-Based Options. The Riddlestone Time-Based Options and the time-vesting component of the Riddlestone Performance-Based Options will accelerate in full upon a change of control.

Director Compensation

Other than Mr. Reiss, whose compensation is included with that of our other named executive officers, none of our directors received any compensation for their services during fiscal 2016.

Equity Incentive Plans

In December 2013, we established the Canada Goose Holdings Inc. Stock Option Plan (referred to as the Legacy Option Plan). In this prospectus, we refer to this plan as the Legacy Option Plan. Upon completion of this offering, each such outstanding option granted under the Legacy Option Plan will be exercisable for one common share of Canada Goose Holdings Inc., and no further awards will be made under the Legacy Option Plan. Prior to the completion of this offering, we will adopt an omnibus incentive plan (referred to as the Omnibus Incentive Plan), which will be effective upon the completion of this offering, and which will allow our board of directors, to grant long-term equity-based awards to eligible participants. We refer herein to our Legacy Option Plan and our Omnibus Incentive Plan collectively as the equity incentive plans.

Omnibus Incentive Plan

The Omnibus Incentive Plan will allow for a variety of equity-based awards that provide different types of incentives to be granted to our directors, executive officers, employees and consultants, including options, share appreciation rights, restricted shares, restricted share units, deferred share units and performance awards, collectively referred to as awards. Our board of directors will be responsible for administering the Omnibus Incentive Plan, and the compensation committee will make recommendations to our board of directors in respect of matters relating to the Omnibus Incentive Plan. The following discussion is qualified in its entirety by the full text of the Omnibus Incentive Plan.

Our board of directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom awards shall be granted and determine, if applicable, the number of common shares to be covered by such awards and the terms and conditions of such awards. The number of common shares of Canada Goose Holdings Inc. that may be issuable pursuant to the Omnibus Incentive Plan will initially be     % of the aggregate number of common shares issued and outstanding from time to time, which will represent, in the aggregate,          common shares upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares). If an outstanding award expires or is terminated or cancelled for any reason without having been exercised or settled in full, or if common shares acquired pursuant to an award subject to forfeiture are forfeited, the common shares covered by such award, if any, will again be available for issuance under the Omnibus Incentive Plan. Common shares will not be deemed to have been issued pursuant to the Omnibus Incentive Plan with respect to any portion of an award that is settled in cash.

Individual Limits. The maximum number of shares for which options may be granted and the maximum number of shares subject to share appreciation rights which may be granted to any person in any calendar year is, in each case,              shares. The maximum number of shares subject to other awards which may be granted to any person in any calendar year is              shares. The maximum amount that may be paid to any person in any calendar year with respect to cash awards is $        .

Non-Employee Director Limits. The maximum aggregate grant date fair value, as determined in accordance with IFRS 2, of awards granted to any non-employee director for service as a director pursuant to the Omnibus Incentive Plan during any fiscal year, together with any other fees or compensation paid to such director outside of the Omnibus Incentive Plan for services as a director may not exceed $         (or, in the fiscal year of any director’s initial service, $         ).

Options. All options granted under the Omnibus Incentive Plan will have an exercise price determined and approved by our board of directors at the time of grant, which shall not be less than the market price of the common shares on the date of the grant. For purposes of the Omnibus Incentive Plan, the market price of the common shares as at a given date shall be the closing price on the last trading day before such date.

An option shall be exercisable during a period established by our board of directors which shall commence on the date of the grant and shall terminate not later than ten years after such grant date of the option. The Omnibus Incentive Plan will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

In order to facilitate the payment of the exercise price of the options, the Omnibus Incentive Plan allows for broker-assisted “cashless exercise” or “net exercise”, subject to the procedures set out in the Omnibus Incentive Plan, including the consent of the board of directors, when required.

Share Appreciation Rights. For share appreciation rights granted under the Omnibus Incentive Plan, the participant, upon exercise of the share appreciation right, will have the right to receive, as determined by our board of directors, cash or a number of common shares equal to the excess of: (a) the market price of a common share on the date of exercise and (b) the grant price of the share appreciation right as determined by the board of directors, which grant price cannot be less than the market price of a common share on the date of grant. Subject to any vesting conditions imposed by our board of directors, a share appreciation right shall be exercisable during a period established by our board of directors which shall commence on the date of the grant and shall terminate not later than ten years after the date of the granting of the share appreciation right. The Omnibus Incentive Plan will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

Restricted Shares. Our board of directors is authorized to grant awards of restricted shares to eligible persons under the Omnibus Incentive Plan. The common shares awarded as restricted shares will be subject to such restrictions as our board of directors may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the board of directors determines. Participants in Canada are not eligible to receive a grant of restricted shares under the Omnibus Incentive Plan.

Restricted Share Units. Our board of directors is authorized to grant restricted share units evidencing the right to receive common shares, cash based on the value of a common share or a combination thereof at some future time to eligible persons under the Omnibus Incentive Plan. The delivery of the common shares or cash may be subject to the satisfaction of performance conditions or other vesting conditions.

Deferred Share Units. Our board of directors is authorized to grant deferred share units to eligible persons under the Omnibus Incentive Plan. A deferred share unit represents an unfunded notional investment in our common shares and may be settled, at the board of directors’ discretion, in common shares, cash based on the value of a common share or a combination thereof. The delivery of the common shares or cash may be subject to the satisfaction of performance conditions or other vesting conditions.

Performance Awards. Our board of directors is authorized to grant performance awards to eligible persons under the Omnibus Incentive Plan. A performance award (i) may be denominated or payable in cash, common shares

(including, without limitation, restricted shares, restricted share units and deferred share units), other securities, other awards or other property, and (ii) will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the board of directors establishes. Subject to the terms of the Omnibus Incentive Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award will be determined by the board of directors.

Performance Criteria. The Omnibus Incentive Plan provides that grants of performance awards may be made based upon, and subject to achieving, “performance objectives” over a specified performance period. Performance objectives with respect to those awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) (“Section 162(m)”) of the Internal Revenue Code of 1986, as amended (the “Code”) are limited to an objectively determinable measure or objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; net sales; sales by location or store type; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, and/or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; operating efficiencies; operating income; net income; share price; shareholder return; sales of particular products or services; customer acquisition or retention; buyer contribution; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), our compensation committee may provide in the case of any award intended to qualify for such exception that one or more of the performance objectives applicable to an award will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance objectives.

Adjustments. The Omnibus Incentive Plan will also provide that appropriate adjustments, if any, will be made by our board of directors in its sole discretion in connection with a change in the issued and outstanding common shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, and subject where required to the prior approval of the applicable stock exchange, appropriate substitution or adjustment in the number or kind of securities reserved for issuance pursuant to the Omnibus Incentive Plan and the number and kind of securities subject to unexercised awards granted prior to such change, if applicable, and in the exercise price therefor. If we are reorganized, amalgamated with another corporation or consolidated, our board of directors will make such provisions under the Omnibus Incentive Plan as the board of directors in its sole discretion deems appropriate.

Trigger Events; Change of Control. The Omnibus Incentive Plan will provide that certain events, including termination for cause, resignation, termination other than for cause, retirement, death or disability, may trigger forfeiture or reduce the vesting period, where applicable, of the award, subject to the terms of the participant’s agreement. A participant’s grant agreement or any other written agreement between a participant and us may provide, where applicable, that unvested awards be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. For example, our board of directors may at its discretion, acting in good faith, accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any award, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted. Similarly, our board of directors may at its discretion, acting in good faith, provide in the event of certain change of control transactions that any award be substituted, converted or replaced by new awards of similar value (including awards of the acquiring or surviving entity), be assumed by the acquiring or surviving entity, or be commuted for or into any other security or any other property or cash.

Amendments and Termination. Our board of directors may suspend or terminate the Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Omnibus Incentive Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable law and with the prior approval, if required, of the shareholders,             , the TSX or any other regulatory body having authority over our company, and (ii) in the case of an amendment or revision, if it would materially adversely affect the rights of any participant, without the consent of the participant except as permitted by the terms of the Omnibus Incentive Plan, provided however, subject to any applicable rules of              and the TSX, the board of directors may from time to time, in its absolute discretion and without the approval of shareholders, make the following amendments to the Omnibus Incentive Plan or any outstanding award:

•	any amendment to the vesting provisions, if applicable, or assignability provisions of awards;

•	any amendment to the expiration date of an award that does not extend the terms of the award past the original date of expiration for such award;

•	any amendment regarding the effect of termination of a participant’s employment or engagement;

•	any amendment which accelerates the date on which any option may be exercised under the Omnibus Incentive Plan;

•	any amendment to the definition of an eligible person under the Omnibus Incentive Plan;

•	any amendment necessary to comply with applicable law or the requirements of , the TSX or any other regulatory body;

•	any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;

•	any amendment regarding the administration of the Omnibus Incentive Plan;

•	any amendment to add an insider participation limit to the Omnibus Incentive Plan; and

•	any other amendment that does not require the approval of the holders of common shares pursuant to the amendment provisions of the Omnibus Incentive Plan.

For greater certainty, our board of directors shall be required to obtain shareholder approval to make the following amendments:

•	any increase in the maximum number of common shares that may be issuable pursuant to the Omnibus Incentive Plan;

•	any reduction in the exercise price of an option or share appreciation right or any cancellation of an option or share appreciation right and replacement of such option or share appreciation right with an option or share appreciation right with a lower exercise price, to the extent such reduction or replacement benefits an insider;

•	any extension of the term of an award beyond its original expiry time to the extent such amendment benefits an insider; and

•	any amendment to the amendment provisions of the Omnibus Incentive Plan.

Except as specifically provided in an award agreement approved by our board of directors, awards granted under the Omnibus Incentive Plan are generally not transferable other than by will or the laws of descent and distribution.

We currently do not provide any financial assistance to participants under the Omnibus Incentive Plan.

Legacy Option Plan

We have previously granted options to acquire Class B Common Shares and Class A Junior Preferred Shares to certain directors, officers and employees under the Legacy Option Plan. The following discussion is qualified in its entirety by the full text of the Legacy Option Plan.

The Legacy Option Plan allows for the grant of options to our directors, officers and full-time and part-time employees. Our board of directors is responsible for administering the Legacy Option Plan and has the sole and complete authority, in its sole discretion, to determine the individuals to whom options may be granted and to grant options in such amounts and, subject to the provisions of the plan, on such terms and conditions as it determines including: (i) the time or times at which options may be granted, (ii) the exercise price, (iii) the time or times when each option vests and becomes exercisable and the duration of the exercise period (provided however that the exercise period may not exceed 10 years), (iv) whether restrictions or limitations are to be imposed on the Class B Common Shares and Class A Junior Preferred Shares underlying options and the nature of such restrictions or limitations and (v) any acceleration of exercisability or waiver of termination regarding any option.

Pursuant to the Legacy Option Plan, the aggregate number of Class B Common Shares and Class A Junior Preferred Shares that may be issued pursuant to the exercise of options cannot represents more than 10% of the common shares of our company (on an as-converted to or as-exercised basis for or exchangeable into common shares of our company) and to the extent options terminate for any reason prior to exercise in full or are cancelled (with the consent of the optionee), the Class B Common Shares and Class A Junior Preferred Shares are added back to the applicable number of shares reserved for issuance and become available for grant under the plan.

Options. All options granted under the Legacy Option Plan have an exercise price that is not less than the fair market value of the Class B Common Shares and Class A Junior Preferred Shares at the time of grant, as determined in good faith by our board of directors.

An option granted under the Legacy Option Plan is exercisable no later than ten years after the date of grant. In order to facilitate the payment of the exercise price of the options, the Legacy Option Plan allows for the participant to surrender options in order to “net exercise”, subject to the procedures set out in the Legacy Option Plan, including the consent of our board of directors.

Trigger Events; Change of Control. The Legacy Option Plan provides that certain events, including termination for cause, termination without cause, retirement, disability or death, may trigger forfeiture or reduce the vesting period, where applicable, of the option, subject to the terms of the participant’s agreement. Our board of directors may, in its discretion, at any time prior to or following such events, permit the exercise of any or all options held by the optionee in the manner and on the terms authorized by the board of directors, provided that the board of director cannot, in any case, authorize the exercise of an option beyond the expiration of the exercise period of the particular option. Otherwise, options granted may generally only be exercised during the lifetime of the optionee by such optionee personally. The Legacy Option Plan also provides that, in connection with a subdivision or consolidation of Class B Common Shares, Class A Junior Preferred Shares or any other capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), our board of directors may make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. In the event of an amalgamation, combination, plan of arrangement, merger or other reorganization, including by sale or lease of assets or otherwise, or of the payment of an extraordinary dividend, our board of directors may also make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. In the event of certain change of control transactions or an initial public offering, our board of directors may (i) provide for substitute or replacement options of similar value from, or the assumption of outstanding options by, the acquiring or surviving entity; (ii) provide that all options shall terminate, provided that any outstanding vested options shall remain exercisable until consummation of such change of control transaction or initial public offering or (iii) accelerate the vesting of any or all outstanding options.

Amendments and Termination. Our board of directors may, without notice, at any time from time to time, amend, suspend or terminate the Legacy Option Plan or any provisions hereof in such respects as it, in its sole discretion, determines appropriate, except that it may not without the consent of the optionee (or the representatives of his or her estate) materially alter or impair any rights or obligations arising from any option previously granted to such optionee under the Legacy Option Plan that remains outstanding.

Recapitalization. As part of the Recapitalization, all of the outstanding options under the Legacy Option Plan will become options to acquire common shares thereunder. Options to acquire a total of              common shares will be outstanding under the Legacy Option Plan following the Recapitalization, and, following completion of this offering, the common shares issuable upon exercise of such options will represent, in the aggregate,     % of the common shares issued and outstanding upon completion of this offering (assuming no exercise of the underwriter’s option to purchase additional shares). Following the closing of this offering, no additional options will be granted under the Legacy Option Plan. For additional information relating to options outstanding under the Legacy Option Plan, see “Description of Share Capital—Options to Purchase Common Shares.”

In connection with this offering, the Legacy Option Plan will be amended and restated to, among other things, include terms and conditions required by the TSX for a stock option plan and to mirror the terms of the Omnibus Incentive Plan summarized above under “—Omnibus Incentive Plan” to the extent applicable to a “legacy” stock option plan under similar circumstances.

Certain Relationships and Related Party Transactions

Review, Approval or Ratification of Transactions with Related Parties

Prior to the completion of this offering, we expect to implement formal policies and procedures for the review, approval or ratification of related-party transactions that may be required to be reported under the disclosure rules applicable to us. As of the date of this prospectus, such transactions, if and when they are proposed or have occurred, are reviewed by one or more of the board of directors, audit committee or the compensation committee (other than the directors or committee members involved, if any) on a case-by-case basis, depending on whether the nature of the transaction would otherwise be under the purview of the audit committee, the compensation committee or the board of directors.

Management Agreement

In connection with the Acquisition, on December 9, 2013 we entered into a Management Agreement with certain affiliates of Bain Capital, L.P., which we refer to as the Manager for a term of five years, pursuant to which the Manager provides us with certain business consulting services. In exchange for these services, we pay the Manager a quarterly fee equal to four-tenths of one percent (0.4%) of our total revenue generated during the calendar quarter beginning six months prior to such payment date, not to exceed $2 million per year. The fees paid for these services, including fees related to the Acquisition were $1.1 million, $0.9 million and $0.3 million, respectively for fiscal 2016, fiscal 2015 and fiscal 2014. We also reimburse the Manager for out-of-pocket expenses incurred in connection with the provision of the services. In addition, the Manager is entitled to a transaction fee in connection with any financing, acquisition, disposition or change of control transaction. The Management Agreement includes customary exculpation and indemnification provisions in favor of the Manager and its affiliates. The Management Agreement will terminate pursuant to its terms upon the consummation of this offering, at which time we will pay the Manager a lump sum amount of $        . The indemnification and exculpation provisions in favor of the Manager will survive such termination.

Promissory Notes and Continuing Subscription Agreement

In connection with the Acquisition, on December 9, 2013, we (i) issued a Senior Convertible Subordinated Note and a Junior Convertible Subordinated Note to Bain Capital, which we refer to as the Subordinated Promissory Notes, and (ii) entered into a Continuing Subscription Agreement with Bain Capital. The Senior Convertible Subordinated Note was issued in the amount of $79.716 million and bears interest at a rate of 6.7% per year. Any accrued and unpaid interest on the principal amount of each Subordinated Promissory Note is payable in cash annually on the last business day of November each year. Pursuant to the Continuing Subscription Agreement, a substantial portion of the interest paid to Bain Capital on the Subordinated Promissory Notes each year is reinvested in the form of (i) a subscription for Class A Junior Preferred Shares and (ii) an additional loan under the Junior Convertible Subordinated Note. As a result, since December 9, 2013, we have issued an aggregate of 3,426,892 Class A Junior Preferred Shares, for an aggregate subscription price of $3,726,904, and borrowed the aggregate amount of $5,590,354 under the Junior Convertible Subordinated Note, which also bears interest at a rate of 6.7% per year. In connection with the Recapitalization, we expect that the entire unpaid principal and accrued interest amounts will be repaid and that the Continuing Subscription Agreement will be terminated.

Promissory Note from DTR LLC

As part of the Recapitalization, we will receive a non-interest bearing promissory note from DTR LLC, an entity indirectly controlled by our Chief Executive Officer, which we refer to as the DTR Promissory Note. Prior to the completion of this offering, the DTR Promissory Note will be extinguished by its settlement against the redemption of preferred shares to be issued to DTR LLC as part of the Recapitalization.

Interest of Management and Others in Material Transactions

Except as set out above or described elsewhere in this prospectus, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date in this prospectus that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Indebtedness of Directors, Executive Officers and Employees

Except as set out above or described elsewhere in this prospectus, as of the date of this prospectus, none of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries, except, as the case may be, for routine indebtedness as defined under applicable securities legislations.

Principal and Selling Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares as of September 30, 2016, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding common shares, which includes each of the selling shareholders;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of common shares beneficially owned is computed on the basis of              of our common shares outstanding as of                     , 2016. Common shares that a person has the right to acquire within 60 days of                     , 2016 are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Canada Goose Holdings Inc., 250 Bowie Avenue, Toronto, Ontario, Canada, M6E 4Y2.

(Name and address of beneficial owner)	Shares beneficially owned prior to this offering		Number of shares being offered	Shares beneficially owned after this offering (no exercise of option to purchase additional shares)		Shares beneficially owned after this offering (full exercise of option to purchase additional shares)
	Number	Percentage		Number	Percentage	Number	Percentage
5% shareholders:
Bain Capital Entities (1)(2)
Dani Reiss (3)(4)
Directors and named executive officers:
Ryan Cotton (5)
Joshua Bekenstein (5)
Paul Riddlestone
Scott Cameron
All executive officers and directors as a group (13 persons)

*	Less than 1%.
(1)

Includes 3,426,892 Class A Junior Preferred Shares registered in the name of Brent (BC) Finco S.à r.l (“Brent Finco”) and 7 Class A Common Shares and 53,144,000 Class A Senior Preferred Shares registered in the name of Brent (BC) Participation S.à r.l (“Brent Part” and with Brent Finco, the “Bain Capital Entities”), each of which is owned by Bent (BC) S.à r.l, which is owned by Bain Capital Integral Investors 2008, L.P. Bain Capital investors, LLC (“BCI”) is the general partner of Bain Capital Integral Investors 2008, L.P. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by each of the Bain Capital Entities. The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Entities is directed by BCI’s Global Private Equity Board (“GPEB”). By virtue of the relationships described in this footnote, GPEB may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116. Of the 3,426,892 Class A Junior Preferred Shares registered in the name of Brent Finco, 1,767,315 were purchased on November 30, 2015 pursuant to the Continuing Subscription Agreement. As part of the Recapitalization, the Class A Junior Preferred Shares and Class A Senior Preferred Shares will be repurchased for cancellation.
(2)	On a fully-diluted basis, common shares, representing % of the outstanding common shares upon completion of this offering ( common shares, representing % of the outstanding common shares assuming the exercise in full of the underwriter’s option to purchase additional shares).
(3)	Includes 3 Class B Common Shares, 22,776,000 Class B Senior Preferred Shares and 34,164,000 Class B Junior Preferred Shares registered in the name of DTR LLC, an entity indirectly controlled by Dani Reiss. As part of the Recapitalization, the Class B Common Shares, Class B Senior Preferred Shares and Class B Junior Preferred Shares will be exchanged for other common shares and preferred shares, which preferred shares will be redeemed in settlement of the non-interest bearing promissory note issued by DTR LLC prior to the closing of this offering.
(4)	On a fully-diluted basis, common shares, representing % of the outstanding common shares upon completion of this offering ( common shares, representing % of the outstanding common shares assuming the exercise in full of the underwriter’s option to purchase additional shares).
(5)	Mr. Cotton and Mr. Bekenstein are managing directors of Bain Capital. Mr. Cotton and Mr. Bekenstein each disclaim beneficial ownership of the securities held or controlled by the Bain Capital Entities. Their addresses are c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

Description of Indebtedness

We summarize below certain terms and provisions of the agreements that govern our asset-based Revolving Facility. We refer you to the exhibit to the registration statement relating to this offering for a copy of the agreement governing the Revolving Facility described below as this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the agreements. Unless noted otherwise, dollar amounts herein are Canadian dollars.

Revolving Facility

General

On June 3, 2016, Canada Goose Holding Inc. and its wholly-owned subsidiaries, Canada Goose Inc. (“CGI Borrower”) and Canada Goose International AG (“Swiss Borrower”), entered into a senior secured asset-based revolving facility (the “Revolving Facility”), with Canadian Imperial Bank of Commerce, as administrative agent, and certain financial institutions as lenders. The Revolving Facility has commitments of $150.0 million with a seasonal increase of up to $200.0 million during peak season (June 1 through November 30, the “Peak Season”). In addition, the Revolving Facility includes a letter of credit sub-facility of $25.0 million. In respect of letters of credit issued in a currency other than Canadian dollars, U.S. dollars or Euros, the letter of credit sub-facility is capped at $5.0 million in such alternative currency.

The borrowing base under the Revolving Facility, subject to certain exceptions and customary reserves, equals (i) with respect to CGI Borrower, the sum of (a) 90% of eligible credit card receivables, (b) 90% of credit enhanced eligible trade receivables (or 85% of non-credit enhanced eligible trade receivables) and (c) 90% (or 92.5% during Peak Season) of the appraised net orderly liquidation value of eligible inventory (including eligible in-transit inventory and eligible letter of credit inventory), in each case, of CGI Borrower and other CGI borrowing base parties (the “CGI Borrowing Base”) and (ii) with respect to Swiss Borrower, the sum of (a) 90% of eligible credit card receivables, (b) 90% of credit enhanced eligible trade receivables (or 85% of non-credit enhanced eligible trade receivables) and (c) 90% (or 92.5% during Peak Season) of the appraised net orderly liquidation value of eligible inventory, in each case, of Swiss Borrower and any other Swiss borrowing base parties (the “Swiss Borrowing Base”).

As of September 30, 2016 we had $148.4 million outstanding under the Revolving Facility. Amounts under the Revolving Facility may be borrowed, repaid and re-borrowed to fund our general corporate purposes.

Interest Rates and Fees

Loans under the Revolving Facility, at our option may be maintained from time to time as (a) Prime Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for Prime Rate Loans plus the Prime Rate, (b) Banker’s Acceptances funded on a discounted proceeds basis given the published discount rate plus a rate per annum equal to the Applicable Margin for stamping fees, (c) ABR Loans, which bear interest at a rate per annum equal to the Applicable Margin for ABR Loans plus the ABR, (d) European Base Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for European Base Rate Loans plus the European Base Rate, (e) LIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for LIBOR Loans plus the LIBO Rate or (f) EURIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for EURIBOR Loans plus the applicable EURIBOR.

A commitment fee will be charged on the average daily unused portion of the Revolving Facility of 0.25% per annum if average utilization under the Revolving Facility is greater than 50% or 0.375% if average utilization under the Revolving Facility is less than 50%. A letter of credit fee, with respect to standby letters of credit will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility equal to the relevant Applicable Margin for LIBOR Loans, and, with respect to trade or commercial letters of credit, 50% of the then applicable Applicable Margin on LIBOR Loans. A fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum. In addition, we pay the administrative agent under the Revolving Facility a monitoring fee of $1,000 per month.

Currencies

Borrowing will be available under the Revolving Facility in U.S. dollars, Canadian dollars, Euros and, subject to an aggregate cap of $40.0 million, such other currencies as are approved in accordance with the credit agreement governing the Revolving Facility, subject to any other items and conditions required by the administrative agent and the lenders.

Collateral; Guarantees

All obligations under the Revolving Facility are unconditionally guaranteed by Canada Goose Holdings Inc. and our U.S., Swiss, U.K. and Canadian subsidiaries. All obligations under the Revolving Facility, and the guarantees of those obligations, are secured, subject to certain exemptions, by substantially all of our assets and the assets of CGI Borrower, Swiss Borrower and the guarantors.

Maturity; Prepayments

The maturity date of the Revolving Facility is June 3, 2021.

Except with respect to protective advances under the Revolving Facility, if at any time (a) the aggregate amount outstanding under the Revolving Facility exceeds the lesser of (i) the total revolving commitment amount at such time and (ii) the aggregate borrowing base at such time (such lesser amount, the “Line Cap”), (b) the aggregate amount outstanding to the Swiss Borrower exceeds the line cap under the Swiss Borrowing Base or (c) the aggregate amount outstanding to the CGI Borrower exceeds the line cap under the CGI Borrowing Base, then we are required to repay outstanding loans and/or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

Voluntary prepayments of the Revolving Facility and voluntary reductions of the unutilized portion of the commitment amount may be made at any time (subject to minimum repayment amounts and customary notice periods) without premium or penalty, other than customary “breakage” costs, if applicable.

Uncommitted Incremental Facility

We are able, at our option and subject to certain other conditions described in the credit agreement governing our Revolving Facility, to request that the Revolving Facility be increased in an aggregate amount not to exceed $100.0 million.

Amortization

There is no scheduled amortization under our Revolving Facility.

Covenants

The Revolving Facility contains a number of customary affirmative covenants and customary negative covenants that, among other things, will limit or restrict the ability of CGI Borrower and its restricted subsidiaries, and, in the case of the passive activity covenant described below, Canada Goose Holdings Inc.’s ability to (in each case, subject to certain exceptions):

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of business, mergers, amalgamations, liquidations and dissolutions;

•	sell assets;

•	pay dividends or make distributions, and make share repurchases and redemptions;

•	make acquisitions, investments, loans and advances;

•	prepay or modify the terms of certain subordinated indebtedness;

•	modify organizational documents;

•	engage in certain transactions with affiliates;

•	in the case of Canada Goose Holdings Inc., engage in activities other than as a passive holding company;

•	change our fiscal year; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

Financial Covenant

The Revolving Facility contains a springing consolidated fixed charge coverage ratio financial covenant that requires us to maintain a fixed charge coverage ratio of at least 1.00 to 1.00 when Excess Availability falls below the greater of (i) $7.5 million and (ii) 10% of the Line Cap, which financial covenant will be tested on a trailing four quarter basis immediately upon trigger based on the most recently completed fiscal quarter for which financial statements were required to be delivered and on the last day of each subsequently completed fiscal quarter of CGI Borrower until Excess Availability exceeds the threshold specified above for 30 consecutive calendar days. Excess Availability under the Revolving Facility equals the remainder of (i) the sum of (x) the Line Cap plus (y) the amount of unrestricted cash and cash equivalents of CGI Borrower and the guarantors that are held in accounts for which the administrative agent under the Revolving Facility has account control agreements in place, plus (z) the amount, if any, by which the aggregate borrowing base under the Revolving Facility exceeds the aggregate commitments under the Revolving Facility, over (ii) the sum of (x) the aggregate principal amount of all outstanding loans (including swingline loans) under the Revolving Facility and (y) all outstanding letters of credit under the Revolving Facility (plus, without duplication, all unreimbursed disbursements with respect to any letters of credit under the Revolving Facility).

Events of Default

The Revolving Facility provides for customary events of default (in each case, subject to customary grace periods, baskets and materiality thresholds), including (i) nonpayment of any principal, interest or fees, subject to applicable grace periods, (ii) failure to perform or observe any covenants, subject to applicable grace periods, (iii) material inaccuracy of representations and warranties, (iv) cross-default to indebtedness over $20 million, (v) bankruptcy events, (vi) judgments with respect to $20 million or more (which are not covered by insurance or indemnities) if not satisfied within 60 days of entry thereof, (vii) invalidity of any security or guarantee document, (viii) change of control, (ix) suspension of the operation of business, or liquidation of all or substantially all of the assets, in each case of CGI Borrower, Swiss Borrower and the guarantors, taken as a whole, (x) ERISA or Canadian Pension Plan liabilities which result in a material adverse effect and (xi) failure to maintain seniority of security interest.

Upon the occurrence of an event of default that is continuing and absent a waiver or an amendment from the lenders, the administrative agent may terminate the commitments and accelerate payment of all outstanding obligations under the Revolving Facility, subject to, in the case of a financial covenant default, the applicable cure period.

Description of Share Capital

General

The following is a summary of the terms of our common shares and preferred shares, as set forth in our articles (as used herein, reference to our articles are to such articles as they will be amended and restated in connection with this offering), and certain related sections of the BCBCA. The following summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles, the form of which is filed as an exhibit to the registration statement relating to this offering, and the applicable provisions of the BCBCA. You may obtain copies of our articles as described under “Where You Can Find More Information” in this prospectus.

As of September 30, 2016, ownership of our securities was as follows:

•	seven Class A Common Shares outstanding and held by investment funds advised by Bain Capital

•	three Class B Common Shares outstanding and held by an entity indirectly controlled by Dani Reiss

•	53,144,000 Class A Senior Preferred Shares held by investment funds advised by Bain Capital

•	22,776,000 Class B Senior Preferred Shares held by an entity indirectly controlled by Dani Reiss

•	3,426,892 Class A Junior Preferred Shares held by investment funds advised by Bain Capital

•	34,164,000 Class B Junior Preferred Shares held by an entity indirectly controlled by Dani Reiss

•	no Class C Junior Preferred Shares were issued and outstanding

In connection with the Recapitalization, some of the above mentioned securities will be subdivided, repurchased for cancellation or exchanged, as applicable.

Authorized Share Capital

Effective upon the closing of this offering, our share capital will consist of an unlimited number of common shares, each without par value and an unlimited number of preferred shares, issuable in series, each without par value. Immediately following the closing of this offering, we expect to have              common shares issued and outstanding and no preferred shares issued and outstanding. The following description of our share capital is intended as a summary only and is qualified in its entirety by reference to our articles, the form of which is filed as an exhibit to the registration statement relating to this offering, and to the applicable provisions of the BCBCA.

Common Shares

Under our articles, the holders of our common shares are entitled to receive notice of and attend any meeting of the shareholders, and to one vote for each share held at any meeting of the shareholders. Subject to the prior rights of the holders of our preferred shares, the holders of our common shares are entitled to receive dividends as and when declared by our board of directors. See the section entitled “Dividend Policy.” Subject to the prior payment to the holders of our preferred shares, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our common shares are entitled to share pro rata in the distribution of the balance of our assets. Holders of common shares have no pre-emptive or conversion or exchange rights or other subscription rights. There are no redemption, retraction, purchase for cancellation or surrender provisions or sinking or purchase fund provisions applicable to our common shares. There is no provision in our articles requiring holders of common shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The special rights or restrictions attached to the common shares are subject to and may be adversely affected by, the rights attached to any series of preferred shares that we may designate in the future.

Preferred Shares

Under our articles, the preferred shares may be issued in one or more series. Accordingly, our board of directors is authorized, without shareholder approval but subject to the provisions of the BCBCA, to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions, including dividend, liquidation and voting rights, as our board of directors may determine, and such special rights or restrictions, including dividend, liquidation and voting rights, may be superior to those of the common shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our company and might adversely affect the market price of our common shares and the voting and other rights of the holders of common shares. We have no current plan to issue any preferred shares.

Certain Important Provisions of our Articles and the BCBCA

The following is a summary of certain important provisions of our articles and certain related sections of the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the BCBCA.

Stated Objects or Purposes

Our articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Power to vote on matters in which a director is materially interested. Under the BCBCA a director who has a material interest in a contract or transaction, whether made or proposed, that is material to us, must disclose such interest to us, subject to certain exceptions such as if the contract or transaction: (i) is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director for our benefit or for one of our affiliates’ benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in his or her capacity as director, officer, employee or agent of our company or of one of our affiliates; (iv) relates to a loan to our company while the director is the guarantor of some or all of the loan; or (v) is with a corporation that is affiliated to us while the director is also a director or senior officer of that corporation or an affiliate of that corporation.

A director who holds such disclosable interest in respect of any material contract or transaction into which we have entered or propose to enter may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with certain other relevant provisions of the BCBCA regarding conflicts of interest.

Directors’ power to determine the remuneration of directors. The remuneration of our directors, if any, may be determined by our directors subject to our articles. The remuneration may be in addition to any salary or other remuneration paid to any of our employees (including executive officers) who are also directors.

Number of shares required to be owned by a director. Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Action Necessary to Change the Rights of Holders of our Shares

Our shareholders can authorize the alteration of our articles to create, vary or delete the special rights or restrictions attached to any of our shares by passing an ordinary resolution. However, a right or special right attached to any class or series of shares may not be prejudiced or interfered with unless the shareholders holding shares of the class or series to which the right or special right is attached consent by a special separate resolution. A special separate resolution means a resolution passed by: (a) a majority of not less than two-thirds of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a meeting, or (b) a resolution passed by being consented to in writing by all of the shareholders holding shares of the applicable class or series of shares.

Shareholder Meetings

Subject to applicable stock exchange requirements, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in or outside British Columbia.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business must be sent to each shareholder entitled to attend the meeting and to each director not less than 21 days and no more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer in most circumstances. Under the BCBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

A quorum for meetings of shareholders is present if shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy. If a quorum is not present at the opening of any meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, unless the meeting was requisitioned by shareholders, in which case the meeting is dissolved.

Holders of our common shares are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chairman or directors or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Shareholder Proposals and Advance Notice Procedures

Under the BCBCA, qualified shareholders holding at least one percent (1%) of our issued voting shares may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the company for at least two years before the date of signing the proposal.

We have included certain advance notice provisions with respect to the election of our directors in our articles (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated in accordance with the

Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of our outstanding voting securities.

Forum Selection

We have included a forum selection provision in our articles that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or our articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. The forum selection provision also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions.

Change of Control

Our articles do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Limitation of Liability and Indemnification

Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares in the United States is          at its principal office in                 , and in Canada is          at its principal office in          ..

Ownership and Exchange Controls

There is no limitation imposed by Canadian law or by our articles on the right of a non-resident to hold or vote our common shares, other than discussed below.

Competition Act

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition seek a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of voting our shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or an advance ruling certificate has been issued. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

Investment Canada Act

The Investment Canada Act requires each “non Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business,” to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our common shares by a non-Canadian who is a World Trade Organization member country investor, including a United States investor would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than $600 million for a transaction closing prior to April 24, 2017 and $800 million for a transaction closing on or after April 24, 2017. Under Bill C-30, the enterprise value threshold will increase on a date to be determined to $1.5 billion for “trade agreement investors.” The federal government announced on November 1, 2016 in the 2016 Fall Economic Statement that for other investors who are not state-owned enterprises the threshold will increase in 2017 to $1 billion.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. Generally, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: the acquisition of a majority of the undivided ownership interests in the voting shares of the corporation is deemed to be acquisition of control of that corporation; the acquisition of less than a majority, but one-third or more, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares; and the acquisition of less than one third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation.

Under the national security review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada.” No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the responsible ministers, and may occur on a pre- or post-closing basis.

Certain transactions relating to our common shares will generally be exempt from the Investment Canada Act, subject to the federal government’s prerogative to conduct a national security review, including:

•	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

•	the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through ownership of our common shares, remains unchanged.

Other

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or that would affect the remittance of dividends (if any) or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

Listing

We intend to apply for listing of our common shares on the              under the symbol “          ” and on the TSX under the symbol “          .” Our common shares will trade in U.S. dollars on the                  and in Canadian dollars on the TSX.

Options to Purchase Common Shares

We have previously granted options under the Legacy Option Plan. The following table shows the aggregate number of options to be outstanding as at                 , including after giving effect to the Recapitalization. As a result of the reorganization of our share capital to be completed as part of the Recapitalization, all of the outstanding options to acquire Class B Common Shares and Class A Junior Preferred Shares under the Legacy Option Plan will become options to acquire common shares under the Legacy Option Plan. See “Recapitalization.”

The terms and conditions of the Legacy Option Plan are described under “Executive Compensation—Equity Incentive Plans—Legacy Option Plan.”

Category of Holder	Number of Options	Exercise Price per Option ($)(1)	Expiration Date
All of our executive officers and past executive officers, as a group ( in total)		$	From to
All of our directors and past directors who are not also executive officers, as a group ( in total)		$	From to
All of our other employees and past employees, as a group ( in total)		$	From to
All of our consultants, as a group ( in total)		$	From to

(1)	Represents the weighted average exercise price of all outstanding options to purchase common shares, whether vested or unvested.

Prior Sales

The following table summarizes the issuance by Canada Goose Holdings Inc. of the securities of the class distributed under this prospectus and of securities that are convertible or exchangeable into securities of the class distributed under this prospectus during the 12-month period preceding the date of this prospectus. As part of the Recapitalization, all of our outstanding Class A Common Shares, Class B Common Shares, Class A Senior Preferred Shares, Class B Senior Preferred Shares, Class A Junior Preferred Shares and Class B Junior Preferred Shares will be subdivided, repurchased for cancellation or exchanged, as applicable, and all of the outstanding options to acquire Class B Common Shares and Class A Junior Preferred Shares under the Legacy Option Plan will become options to acquire common shares under the Legacy Option Plan. Upon completion of this offering, our share capital will consist of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series (none outstanding). See “Recapitalization.”

				As Adjusted for the Recapitalization
Date of Issuance	Type of Security	Number of Securities Issued	Issuance/ Exercise Price per Security ($)	Number of Securities Issued	Issuance/ Exercise Price per Security ($)
January 4, 2016	Options to purchase Class B Common Shares	337,162	3.55
January 4, 2016	Options to purchase Class A Junior Preferred Shares	505,745	3.55
April 1, 2016	Options to purchase Class B Common Shares	319,197	3.55
April 1, 2016	Options to purchase Class A Junior Preferred Shares	478,797	3.55
April 18, 2016	Options to purchase Class B Common Shares	42,178	3.55
April 18, 2016	Options to purchase Class A Junior Preferred Shares	63,266	3.55
April 26, 2016	Options to purchase Class B Common Shares	120,400	3.55
April 26, 2016	Options to purchase Class A Junior Preferred Shares	180,599	3.55

Comparison of Shareholder Rights

We are a corporation governed by the BCBCA. The following discussion summarizes material differences between the rights of holders of our common shares and the rights of holders of the common shares of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of British Columbia and Delaware. This summary is qualified in its entirety by reference to the Delaware General Corporation Law, or the DGCL, the BCBCA, and our articles (as used herein, reference to our articles are to such articles as they will be amended and restated in connection with this offering).

	Delaware	British Columbia
Stockholder/ Shareholder Approval of Business Combinations; Fundamental Changes

Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding stock entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

However, under the DGCL, mergers in which less than 20% of a corporation’s stock outstanding immediately prior to the effective date of the merger is issued generally do not require stockholder approval. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. In addition, Section 251(h) of the DGCL provides that stockholders of a constituent corporation need not vote to approve a merger if: (i) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (ii) a corporation consummates a tender or exchange offer for any and all of the outstanding stock of such constituent corporation that would otherwise be entitled to vote to approve the merger, (iii) following the consummation of the offer, the stock accepted for purchase or exchanges

Under the BCBCA and our articles, certain extraordinary company alterations, such as changes to authorized share structure, continuances, into or out of province, certain amalgamations, sales, leases or other dispositions of all or substantially all of the undertaking of a company (other than in the ordinary course of business) liquidations, dissolutions, and certain arrangements are required to be approved by ordinary or special resolution as applicable.

An ordinary resolution is a resolution (i) passed at a shareholders’ meeting by a simple majority, or (ii) passed, after being submitted to all of the shareholders, by being consented to in writing by shareholders who, in the aggregate, hold shares carrying at least two-thirds of the votes entitled to be cast on the resolution.

A special resolution is a resolution (i) passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) passed by being consented to in writing by all shareholders entitled to vote on the resolution.

Under the BCBCA, an action that prejudices or interferes with a right or special right attached to issued shares of a class or series of shares must be approved by a special separate resolution of the holders of the class or series of shares being affected.

	Delaware	British Columbia

plus the stock owned by the consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (iv) the corporation consummating the offer merges with or into such constituent corporation and (v) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer.

The DGCL does not contain a procedure comparable to a plan of arrangement under BCBCA.

Under the BCBCA, arrangements are permitted and a company may make any proposal it considers appropriate “despite any other provision” of the BCBCA. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is customary for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Plans of arrangement involving shareholders must be approved by a special resolution of shareholders, including holders of shares not normally entitled to vote. The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing, which would, among other things, assess the fairness of the arrangement and approve or reject the proposed arrangement.

The BCBCA does not contain a provision comparable to Section 251(h) of the DGCL.

Special Vote Required for Combinations with Interested Stockholders/ Shareholders	Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the	The BCBCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations.

	Delaware	British Columbia

transaction in which the person became an interested stockholder.

The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (i) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the DGCL, subject to specified exceptions, generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (i) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or (ii) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

Appraisal Rights; Rights to Dissent	Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may,	The BCBCA provides that shareholders of a company are entitled to exercise dissent rights in respect of

	Delaware	British Columbia

under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

For example, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the shareholder is required to accept in exchange for the shares anything other than: (i) shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof; (ii) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 shareholders; (iii) cash instead of fractional shares of the corporation or fractional depository receipts of the corporation; or (iv) any combination of the shares of stock, depository receipts and cash instead of the fractional shares or fractional depository receipts.

certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the company resolves to (i) alter its articles to alter the restrictions on the powers of the company or on the business it is permitted to carry on; (ii) approve certain amalgamations; (iii) approve an arrangement, where the terms of the arrangement or court orders relating thereto permit dissent; (iv) sell, lease or otherwise dispose of all or substantially all of its undertaking; or (v) continue the company into another jurisdiction.

Dissent may also be permitted if authorized by resolution. A court may also make an order permitting a shareholder to dissent in certain circumstances.

Compulsory Acquisition	Under the DGCL, mergers in which one corporation owns 90% or more of each class of stock of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders.	The BCBCA provides that if, within 4 months after the making of an offer to acquire shares, or any class of shares, of a company, the offer is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the offer relates, the offeror is entitled, upon giving proper notice within 5 months after the date of the offer, to acquire (on the same terms on which the offeror acquired shares from those holders of shares who accepted the offer) the shares held by those holders of shares of that class who did not accept the offer. Offerees may apply to the court, within 2 months of receiving notice, and the court may set a different price or terms of payment and

	Delaware	British Columbia
may make any consequential orders or directions as it considers appropriate.
Stockholder/ Shareholder Consent to Action Without Meeting	Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting if written consent to the action is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.

Although it is not customary for public companies to do so, under the BCBCA, shareholder action without a meeting may be taken by a consent resolution of shareholders provided that it satisfies the thresholds for approval in a company’s articles, the BCBCA and the regulations thereunder. A consent resolution is as valid and effective as if it was a resolution passed at a meeting of shareholders.

Special Meetings of Stockholders/ Shareholders	Under the DGCL, a special meeting of shareholders may be called by the board of directors or by such persons authorized in the certificate of incorporation or the bylaws.

Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. Upon receiving a requisition that complies with the technical requirements set out in the BCBCA, the directors must, subject to certain limited exceptions, call a meeting of shareholders to be held not more than 4 months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate not less than 2.5% of the issued shares of the company that carry the right to vote at general meetings may call the meeting.

Distributions and Dividends; Repurchases and Redemptions	Under the DGCL, subject to any restrictions contained in the certificate of incorporation, a corporation may pay dividends out of capital surplus or, if there is no surplus, out of net profits for the current and/or the preceding fiscal year in which the dividend is declared, as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate

Under the BCBCA, a company may pay a dividend in money or other property unless there are reasonable grounds for believing that the company is insolvent, or the payment of the dividend would render the company insolvent.

The BCBCA provides that no special rights or restrictions attached to a series of any class of shares confer on

	Delaware	British Columbia

amount of the capital represented by issued and outstanding shares having a preference upon the distribution of assets. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

the series a priority in respect of dividends or return of capital over any other series of shares of the same class.

Under the BCBCA, the purchase or other acquisition by a company of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends (as set out above). Our company is permitted, under its articles, to acquire any of its shares, subject to the special rights and restrictions attached to such class or series of shares and the approval of its board of directors.

Under the BCBCA, subject to solvency tests similar to those applicable to the payment of dividends (as set out above), a company may redeem, on the terms and in the manner provided in its articles, any of its shares that has a right of redemption attached to it. Our common shares are not subject to a right of redemption.

Vacancies on Board of Directors	Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, unless otherwise provided in the certificate of incorporation or bylaws. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.

Under the BCBCA and our articles, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the shareholders or by the remaining directors. In the case of a casual vacancy, the remaining directors may fill the vacancy. Under the BCBCA, directors may increase the size of the board of directors by one third of the number of current directors.

Under the BCBCA and our articles, if as a result of one or more vacancies, the number of directors in office falls below the number required for a quorum, the remaining directors may appoint as directors the number of individuals that, when added to the number of remaining directors, will constitute a quorum and/or call a shareholders’ meeting to fill any or all

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vacancies among directors and to conduct such other business that may be dealt with at that meeting, but must not take any other action until a quorum is obtained.
Constitution and Residency Of Directors	The DGCL does not have residency requirements, but a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.	The BCBCA does not place any residency restrictions on the boards of directors.
Removal of Directors; Terms of Directors	Under the DGCL, except in the case of a corporation with a classified board or with cumulative voting, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Our articles allow for the removal of a director by special resolution of the shareholders.

According to our articles, all directors cease to hold office immediately before the election or appointment of directors at every annual general meeting, but are eligible for re-election or re- appointment.

Inspection of Books and Records	Under the DGCL, any holder of record of stock or a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may inspect the corporation’s books and records for a proper purpose.

Under the BCBCA, directors and shareholders may, without charge, inspect certain of the records of a company. Former shareholders and directors may also inspect certain of the records, free of charge, but only those records pertaining to the times that they were shareholders or directors.

Public companies must allow all persons to inspect certain records of the company free of charge.

Amendment of Governing Documents	Under the DGCL, a certificate of incorporation may be amended if: (i) the board of directors adopts a resolution setting forth the proposed amendment, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of shareholders; provided that unless required by the certificate of incorporation, no meeting or vote is required to adopt an amendment for certain specified changes; and (ii) the holders of a majority of shares of stock entitled to vote on the matter approve	Under the BCBCA, a company may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type specified in the company’s articles, or (iii) if the company’s articles do not specify a type of resolution, then by special resolution. The BCBCA permits many substantive changes to a company’s articles (such as a change in the company’s authorized share structure or a change in the special rights or restrictions that

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the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

If a class vote on the amendment is required by the DGCL, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL.

Under the DGCL, the board of directors may amend a corporation’s bylaws if so authorized in the certificate of incorporation. The shareholders of a Delaware corporation also have the power to amend bylaws.

may be attached to a certain class or series of shares) to be changed by the resolution specified in that company’s articles.

Our articles provide that certain changes to our share structure and any creation or alteration of special rights and restrictions attached to a series or class of shares be done by way of ordinary resolution. However, if a right or special right attached to a class or series of shares would be prejudiced or interfered with by such an alteration, the BCBCA requires that holders of such class or series of shares must approve the alteration by a special separate resolution of those shareholders.

Our articles also provide that, the shareholders may from time to time, by ordinary resolution, make any alteration to our notice of articles and articles as permitted by the BCBCA.

Indemnification of Directors and Officers	Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, provided that there is a determination that: (i) the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in a criminal action or proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful.	Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an Indemnifiable Person (as defined in the “Description of Share Capital” section above) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be;

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Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation, except to the extent the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The DGCL requires indemnification of directors and officers for expenses (including attorneys’ fees) actually and reasonably relating to a successful defense on the merits or otherwise of a derivative or third-party action.

Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers upon the receipt of an undertaking by or on behalf of the individual to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified.

or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles. In addition, a company must not indemnify an eligible party in proceedings brought against the eligible party by or on behalf of the company or an associated company. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an eligible party, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or

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officers (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.
Limited Liability of Directors	The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its shareholders by reason of a director’s breach of the fiduciary duty of care. The DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) obtaining an improper personal benefit from the corporation; or (v) paying a dividend or approving a stock repurchase that was illegal under applicable law.

Under the BCBCA, a director or officer of a company must (i) act honestly and in good faith with a view to the best interests of the company; (ii) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; (iii) act in accordance with the BCBCA and the regulations thereunder; and (iv) subject to (i) to (iii), act in accordance with the articles of the company. These statutory duties are in addition to duties under common law and equity.

No provision in a contract or the articles of a company may relieve a director or officer of a company from the above duties.

Under the BCBCA, a director is not liable for certain acts if the director has otherwise complied with his or her duties and relied, in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial position of the company, (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person, (iii) a statement of fact represented to the director by an officer of the company to be correct, or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate or that information or representation was fraudulently made or inaccurate. Further, a director is not liable if the director did not

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know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.
Stockholder/ Shareholder Lawsuits	Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation; provided, however, that under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which the subject of the suit, but through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

Under the BCBCA, a shareholder (including a beneficial shareholder) or director of a company and any person who, in the discretion of the court, is an appropriate person to make an application to court to prosecute or defend an action on behalf of a company (a derivative action) may, with judicial leave: (i) bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such right, duty or obligation or (ii) defend, in the name and on behalf of the company, a legal proceeding brought against the company.

Under the BCBCA, the court may grant leave if: (i) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the action; (ii) notice of the application for leave has been given to the company and any other person that the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court to be in the interests of the company for the action to be prosecuted or defended.

Under the BCBCA, upon the final disposition of a derivative action, the court may make any order it determines to be appropriate. In addition, under the BCBCA, a court may order a company to pay the complainant’s interim costs, including legal fees and disbursements. However, the complainant may be held accountable for the costs on final disposition of the action.

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Oppression Remedy	Although the DGCL imposes upon directors and officers fiduciary duties of loyalty (i.e., a duty to act in a manner believed to be in the best interest of the corporation and its stockholders) and care, there is no remedy under the DGCL that is comparable to the BCBCA’s oppression remedy.

The BCBCA’s oppression remedy enables a court to make an order (interim or final) to rectify the matters complained of if the court is satisfied upon application by a shareholder (as defined below) that the affairs of the company are being conducted or that the powers of the directors have been exercised in a manner that is oppressive, or that some action of the company or shareholders has been or is threatened to be taken which is unfairly prejudicial, in each case to one or more shareholders. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner. A “shareholder” for the purposes of the oppression remedy includes legal and beneficial owners of shares as well as any other person whom the court considers appropriate.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders.

Blank Check Preferred Stock/Shares

Under the DGCL, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, the DGCL does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Under our articles, the preferred shares may be issued in one or more series. Accordingly, our board of directors is authorized, without shareholder approval, but subject to the provisions of the BCBCA, to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions, including dividend, liquidation and voting rights, as our board of directors may determine, and such special rights or restrictions, including dividend, liquidation and voting rights, may be superior to those of the common shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a

	Delaware	British Columbia

change of control of our company and might adversely affect the market price of our common shares and the voting and other rights of the holders of common shares. Under the BCBCA, each share of a series of shares must have the same special rights or restrictions as are attached to every other share of that series of shares. In addition, the special rights or restrictions attached to shares of a series of shares must be consistent with the special rights or restrictions attached to the class of shares of which the series of shares is part.

In addition, the BCBCA does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Advance Notification Requirements for Proposals of Stockholders/ Shareholders

Delaware corporations typically have provisions in their bylaws that require a stockholder proposing a nominee for election to the board of directors or other proposals at an annual or special meeting of the stockholders to provide notice of any such proposals to the secretary of the corporation in advance of the meeting for any such proposal to be brought before the meeting of the stockholders. In addition, advance notice bylaws frequently require the stockholder nominating a person for election to the board of directors to provide information about the nominee, such as his or her age, address, employment and beneficial ownership of shares of the corporation’s capital stock. The stockholder may also be required to disclose, among other things, his or her name, share ownership and agreement, arrangement or understanding with respect to such nomination.

For other proposals, the proposing stockholder is often required by the bylaws to provide a description of the

Under the BCBCA, qualified shareholders holding at least one percent (1%) of our issued voting shares or whose shares have a fair market value in excess of $2,000 in the aggregate may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the company for at least 2 years before the date of signing the proposal.

If the proposal and a written statement in support of the proposal (if any) are submitted at least three months before the anniversary date of the previous annual meeting and the proposal and

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proposal and any other information relating to such stockholder or beneficial owner, if any, on whose behalf that proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for the proposal and pursuant to and in accordance with the Exchange Act and the rules and regulations promulgated thereunder.

written statement (if any) meet other specified requirements, then the company must either set out the proposal, including the names and mailing addresses of the submitting person and supporters and the written statement (if any), in the proxy circular of the company or attach the proposal and written statement thereto.

In certain circumstances, the company may refuse to process a proposal.

We have included Advance Notice Provisions (as defined in the “Description of Share Capital” section above) in our articles. Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods.

Shares Eligible for Future Sale

Before this offering, there has been no public market for our common shares. As described below, only a limited number of common shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common shares, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common shares to fall or impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, we will have outstanding          of our common shares, after giving effect to the issuance of          common shares in this offering, assuming no exercise by the underwriters of their option to purchase additional common shares, no exercise of options outstanding as of                 , 2017.

Of the common shares that will be outstanding immediately after the closing of this offering, we expect that the                 common shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below. In addition, following this offering,          common shares issuable pursuant to awards granted under certain of our equity plans that are covered by a registration statement on Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below.

The remaining          common shares outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor provided by Rule 144, or in compliance with applicable Canadian Securities laws.

Lock-up Restrictions

We and each of our directors, executive officers and holders of all of our outstanding common shares, have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any common shares or any securities convertible into or exchangeable or exercisable for common shares for a period of 180 days after the date of this prospectus, unless extended pursuant to its terms. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (i) 1% of the number of our

common shares outstanding, which will equal approximately                  shares immediately after this offering; and (ii) the average weekly trading volume of our common shares on the          during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants or advisors who acquired common shares from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up restrictions, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

Canadian Resale Restrictions

Any sale of any of our shares which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) will be subject to restrictions under Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities, or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the common shares that are subject to outstanding options and other awards that may be granted pursuant to our equity incentive plans. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up restrictions applicable to those shares.

Material United States Federal Income Tax Considerations for U.S. Holders

Subject to the limitations and qualifications stated herein, this discussion sets forth certain material U.S. federal income tax considerations relating to the ownership and disposition by U.S. Holders (as defined below) of the common shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders and does not address tax consequences to a non-U.S. Holder (as defined below) investing in our common shares.

This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire their common shares in this offering and that hold those common shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, holders (directly, indirectly or constructively) of 10% or more of our shares, dealers in securities or currencies, banks, tax-exempt organizations, insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, partnerships or other pass-through entities for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, the 3.8% Medicare contribution tax on net investment income or any state, local or non-U.S. tax laws on a holder of common shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of common shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “non-U.S. Holder” means any beneficial owner of our common shares that is not a U.S. Holder, a partnership (or an entity or arrangement that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes) or a person holding our common shares through such an entity or arrangement.

If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our common shares should consult their own tax advisors.

You are urged to consult your own independent tax advisor regarding the specific U.S. federal, state, local and non-U.S. income and other tax considerations relating to the ownership and disposition of our common shares.

Cash Dividends and Other Distributions

As described in the section entitled “Dividend Policy” above, we currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. However, to the extent there are any distributions made with respect to our common shares, subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to treat distributions received with respect to its common shares (including the amount of Canadian taxes withheld, if any) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S.

federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its common shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by you. There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to our common shares will constitute ordinary dividend income. Dividends paid on the common shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its common shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our common shares are expected to be readily tradable on an established securities market, the          . U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

A U.S. Holder who pays (whether directly or through withholding) Canadian taxes with respect to dividends paid on our common shares may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” However, if 50% or more of our stock is treated as held by U.S. persons, we will be treated as a “United States-owned foreign corporation,” in which case dividends may be treated for foreign tax credit limitation purposes as “foreign source” income to the extent attributable to our non-U.S. source earnings and profits and as “U.S. source” income to the extent attributable to our U.S. source earnings and profits. Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of its common shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the common shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the common shares determined in U.S. dollars. The initial tax basis of the common shares to a U.S. Holder will be the U.S.

Holder’s U.S. dollar purchase price for the shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for our common shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the common shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Passive Foreign Investment Company Considerations

Status as a PFIC

The rules governing PFICs can have adverse tax effects on U.S. Holders. We generally will be classified as a PFIC for U.S. federal income tax purposes if, for any taxable year, either: (1) 75% or more of our gross income consists of certain types of passive income, or (2) the average value (determined on a quarterly basis), of our assets that produce, or are held for the production of, passive income is 50% or more of the value of all of our assets.

Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns common shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless the U.S. Holder makes the “deemed sale election” described below.

We do not believe that we are currently a PFIC, and we do not anticipate becoming a PFIC in the foreseeable future. Notwithstanding the foregoing, the determination of whether we are a PFIC is made annually and depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and also may be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (a) the market price of our common shares, which is likely to fluctuate, and (b) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction, including this offering. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Prospective investors should consult their own tax advisors regarding our potential PFIC status.

U.S. federal income tax treatment of a shareholder of a PFIC

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns common shares, the U.S. Holder, absent certain elections (including the mark-to-market and QEF elections described below), generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (i)

any “excess distributions” (generally, any distributions received by the U.S. Holder on its common shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for its common shares) and (ii) any gain realized on the sale or other disposition, including a pledge, of its common shares.

Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC will be taxed as ordinary income and (c) the amount allocated to each other taxable year during the U.S. Holder’s holding period in which we were classified as a PFIC (i) will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and (ii) will be subject to an interest charge at a statutory rate with respect to the resulting tax attributable to each such other taxable year.

If we are classified as a PFIC, a U.S. Holder will generally be treated as owning a proportionate amount (by value) of stock or shares owned by us in any direct or indirect subsidiaries that are also PFICs and will be subject to similar adverse rules with respect to any distributions we receive from, and dispositions we make of, the stock or shares of such subsidiaries. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s common shares on the last day our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC by reason of ownership of our common shares. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

PFIC “mark-to-market” election

In certain circumstances, a U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations.

A U.S. Holder that makes a mark-to-market election must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s common shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in its common shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in its common shares over the fair market value of its common shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains previously included in income. A U.S. Holder that makes a mark-to-market election generally will adjust such U.S. Holder’s tax basis in its common shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. Gains from an actual sale or other disposition of common shares in a year in which we are a PFIC will be treated as ordinary income, and any losses incurred on a sale or other disposition of common shares will be treated as ordinary losses to the extent of any net mark-to-market gains previously included in income.

If we are classified as a PFIC for any taxable year in which a U.S. Holder owns common shares but before a mark-to-market election is made, the adverse PFIC rules described above will apply to any mark-to-market gain recognized in the year the election is made. Otherwise, a mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years. The election cannot be revoked without the consent of the Internal Revenue Service (“IRS”) unless the common shares cease to be marketable, in which case the election is automatically terminated.

A mark-to-market election is not permitted for the shares of any of our subsidiaries that are also classified as PFICs. Prospective investors should consult their own tax advisors regarding the availability of, and the procedure for making, a mark-to-market election.

PFIC “QEF” election

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by obtaining certain information from such PFIC and by making a QEF election to be taxed currently on its share of the PFIC’s undistributed income. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election with respect to common shares if we are classified as a PFIC.

PFIC information reporting requirements

If we are a PFIC in any year, a U.S. Holder of common shares in such year will be required to file an annual information return on IRS Form 8621 regarding distributions received on such common shares and any gain realized on disposition of such common shares. In addition, if we are a PFIC, a U.S. Holder will generally be required to file an annual information return with the IRS (also on IRS Form 8621, which PFIC shareholders are required to file with their U.S. federal income tax or information return) relating to their ownership of common shares. This new filing requirement is in addition to the pre-existing reporting requirements described above that apply to a U.S. Holder’s interest in a PFIC (which this requirement does not affect).

NO ASSURANCE CAN BE GIVEN THAT WE ARE NOT CURRENTLY A PFIC OR THAT WE WILL NOT BECOME A PFIC IN THE FUTURE. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

Reporting Requirements and Backup Withholding

Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the common shares and proceeds of the sale, exchange or redemption of the common shares paid within the United States or through certain U.S.-related financial intermediaries to holders that are U.S. taxpayers, other than exempt recipients. A “backup” withholding tax may apply to those payments if such holder fails to provide a taxpayer identification number to the paying agent or fails to certify that no loss of exemption from backup withholding has occurred (or if such holder otherwise fails to establish an exemption). We or the applicable paying agent will withhold on a distribution if required by applicable law. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

U.S. Holders that own certain “foreign financial assets” (which may include the ordinary shares) are required to report information relating to such assets, subject to certain exceptions, on IRS Form 8938. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114, Report of Foreign Bank and Financial Accounts (“FBAR”) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding the applicability of FBAR and other reporting requirements in light of their individual circumstances.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE COMMON SHARES.

Canadian Tax Implications For Non-Canadian Holders

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Canadian Tax Act”), (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (2) deals at arm’s length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, common shares in a business carried on in Canada; (5) has not entered into, with respect to the common shares, a “derivative forward agreement” as that term is defined in the Canadian Tax Act and (6) holds the common shares as capital property (a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the Common Shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a common share, unless the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes the                  and the TSX, unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of our capital stock, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Canadian Tax Act), (iii) “timber resource properties” (as defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, common shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

Underwriting

The company, the selling shareholders and the underwriters named below have entered into an underwriting agreement dated          with respect to the common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares common indicated in the following table at a price of $        per share payable in cash on the closing date of this offering. CIBC World Markets Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and RBC Capital Markets, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
CIBC World Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
RBC Capital Markets, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Barclays Capital Inc.
BMO Capital Markets Corp.
TD Securities Inc.
Wells Fargo Securities, LLC

Total

The offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The common shares will be offered in the United States through those underwriters who are registered to offer the common shares for the sale in the United States and such other registered dealers as may be designated by the underwriters. The common shares will be offered in each of the provinces and territories of Canada through those underwriters or their Canadian affiliates who are registered to offer the common shares for sale in such provinces and territories and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the common shares outside of the United States and Canada.

The obligations of the underwriters under the underwriting agreement may be terminated at their discretion based on their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events, being          . The underwriters, however, are obligated to take and pay for all of the common shares being offered, if any are taken, other than the common shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              common shares from the selling shareholders to cover sales by the underwriters of a greater number of common shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered under this prospectus.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling shareholders. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $        as set forth in the underwriting agreement. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per common share	$	$
Total	$	$

Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per common share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the underwriters have made a reasonable effort to sell all of the shares offered by this prospectus at the initial public offering price stated on the cover page of this prospectus, the underwriters may decrease the offering price from time to time, and the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the shares is less than the gross proceeds paid by the underwriters to us and the selling shareholders. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The company, its officers, directors, and holders of substantially all of the company’s common shares, including the selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply for listing of our common shares on              in the United States under the symbol “             ,” and on the TSX under the symbol “          .”

In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

Any naked short position would form part of the underwriters’ over-allocation position and a purchaser who acquires shares forming part of the underwriters’ over-allocation position acquires such shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the underwriters’ option to purchase additional common shares or secondary market purchases.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts or commissions received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

In accordance with rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the underwriters may not, at any time during the period of distribution, bid for or purchase common shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSX, including UMIR, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on             , TSX, in the over-the-counter market or otherwise.

Selling Restrictions

Other than in the United States and each of the Canadian provinces and territories, no action has been taken by us or the underwriters that would permit a public offering of the common shares offered by this prospectus in any jurisdiction where action for that purpose is required. The common shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such common shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our common shares to be offered so as to enable an investor to decide to purchase any of our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of the shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) and any rules made under that Ordinance.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) and, accordingly, the shares have not been and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company and the selling shareholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

The company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Legal Matters

Certain legal matters in connection with this offering will be passed upon for us by Ropes & Gray LLP, San Francisco, CA. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by Bain Capital Partners LLC and often a co-investor with such funds. Upon the consummation of the offering, RGIP, LP will directly or indirectly own less than 1% of our outstanding common shares. The validity of the issuance of our common shares offered in this prospectus and certain other legal matters as to Canadian law will be passed upon for us by Stikeman Elliott LLP, Canada. Certain legal matters as to Canadian law will be passed upon for the underwriters by Osler, Hoskin & Harcourt LLP, Toronto, Canada. The partners, counsel and associates of each of Stikeman Elliott LLP and Osler, Hoskin & Harcourt LLP, respectively as a group, beneficially own directly and indirectly, less than 1% of our outstanding securities of any class. The underwriters are being represented by Latham & Watkins LLP, New York, NY.

Experts

Our auditors are Deloitte LLP located at 22 Adelaide Street West, Suite 200, Toronto, Ontario, M5H 0A9. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and within the meaning of the Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (United States) (PCAOB).

The financial statements as of March 31, 2016 and 2015, and for each of the two years in the period ended March 31, 2016, and the period from December 9, 2013 to March 31, 2014 and the period from April 1, 2013 to December 8, 2013, and the related financial statement schedule included in this prospectus, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Other Considerations

Our independent registered public accounting firm, Deloitte LLP, informed our management and audit committee that Deloitte Touche Tomatsu Limited member firms had provided impermissible ministerial services deemed to be management functions at two portfolio companies of Bain Capital during the audited fiscal years included within this prospectus and such services were not consistent with the SEC’s auditor independence rules. The Deloitte member firms were paid less than $10,000 in aggregate for these services. None of the services were provided to, paid for by, or involved any Canada Goose entity.

In light of the circumstances noted above, Deloitte LLP advised us that their integrity, objectivity or impartiality were not impaired with respect to planning and performing the audits included in this prospectus. We also reviewed and considered the impact these matters may have had on Deloitte LLP’s independence with respect to it under the applicable SEC, PCAOB and Chartered Professional Accountants of Ontario independence rules. After considering all the facts and circumstances noted above, our audit committee determined that the matter would not impair Deloitte LLP’s ability to exercise objective and impartial judgment on all issues encompassed within their audit engagements for the periods included in this prospectus.

Enforcement of Civil Liabilities

We are incorporated under the laws of British Columbia. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common shares being registered. All amounts listed below are estimates except the SEC registration fee, Canadian securities regulatory filing fees,          listing fee, TSX listing fee and FINRA filing fee.

Item	Amount to be paid
SEC registration fee	$	*
Canadian securities regulatory filing fees		*
FINRA filing fee		*
listing fee		*
TSX filing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common shares offered hereby, please refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. Although we are not required to prepare and issue quarterly reports as a foreign private issuer, we currently intend to file quarterly reports on

Form 6-K with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Section 16 short-swing profit reporting for our officer, directors and holders of more than 10% of our common shares.

We will also be subject to the full informational requirements of the securities commissions in all provinces and territories of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial and territorial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System. Documents filed on SEDAR are not, and should not be considered, part of this prospectus.

Index to Consolidated Financial Statements

and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm dated December 1, 2016	F-2

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended March 31, 2016, March 31, 2015, and the periods from December 9, 2013 to March 31, 2014 and April 1, 2013 to December 8, 2013

F-3
Consolidated Statements of Financial Position as at March 31, 2016 and March 31, 2015	F-4
Consolidated Statements of Changes in Equity as at March 31, 2016, March 31, 2015, March 31, 2014, December 9, 2013 and April 1, 2013	F-5
Consolidated Statements of Cash Flows for the years ended March 31, 2016, March 31, 2015, and the periods from December 9, 2013 to March 31, 2014 and April 1, 2013 to December 8, 2013	F-6
Notes to the Consolidated Financial Statements	F-7

Schedule 1 Condensed Parent Company Financial Information	F-45

Unaudited financial information:
Condensed Interim Consolidated Statements of Income and Comprehensive Income for the three and six months ended September 30, 2016 and September 30, 2015	F-50
Condensed Interim Consolidated Statements of Financial Position as at September 30, 2016 and March 31, 2016	F-51
Condensed Interim Consolidated Statements of Changes in Equity for the six months ended September 30, 2016 and September 30, 2015	F-52
Condensed Interim Consolidated Statements of Cash Flows for the six months ended September 30, 2016 and September 30, 2015	F-53
Notes to the Condensed Interim Consolidated Financial Statements	F-54

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Canada Goose Holdings Inc.

Toronto, Canada

We have audited the accompanying consolidated statements of financial position of Canada Goose Holdings Inc. and subsidiaries (the “Company”), as of March 31, 2016 and 2015, and the related consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years then ended, and the period from December 9, 2013 to March 31, 2014 and the period from April 1, 2013 to December 8, 2013. Our audits also included the financial statement schedule of Condensed Parent Company Financial Information. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Canada Goose Holdings Inc. and subsidiaries as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years then ended, and the period from December 9, 2013 to March 31, 2014 and the period from April 1, 2013 to December 8, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 1, 2016

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the years ended

(in thousands of Canadian dollars, except per share amounts)

		Successor			Predecessor
	Notes	March 31 2016	March 31 2015	December 9, 2013 to March 31, 2014	April 1 to December 8, 2013
		$	$	$	$
Revenue	6	290,830	218,414	17,263	134,822
Cost of sales	10	145,206	129,805	14,708	81,613

Gross profit		145,624	88,609	2,555	53,209
Selling, general and administrative expenses		100,103	59,317	20,494	30,119
Depreciation and amortization	11, 12	4,567	2,623	804	447

Operating income (loss)		40,954	26,669	(18,743)	22,643
Net interest and other finance costs	16	7,996	7,537	1,788	1,815
Income (loss) before income taxes		32,958	19,132	(20,531)	20,828
Income tax expense (recovery)	7	6,473	4,707	(5,054)	5,550

Net income (loss)		26,485	14,425	(15,477)	15,278
Other comprehensive loss
Items that will not be reclassified to earnings:
Assumption of actuarial loss on post-employment obligation, net of tax of $70		(692)	—	—	—

Other comprehensive loss		(692)	—	—	—

Comprehensive income (loss)		25,793	14,425	(15,477)	15,278

Earnings (loss) per share	8
Basic		2,648,500.00	1,442,500.00	(1,547,700.00)	157,505.15
Diluted		12.08	13.23	(1,547,700.00)	157,505.15

The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Consolidated Statements of Financial Position

As at March 31

(in thousands of Canadian dollars)

	Notes	2016	2015
Assets		$	$
Current assets
Cash		7,226	5,918
Trade receivables	9	17,475	14,109
Inventories	10	119,506	69,776
Other current assets	18	10,525	4,087

Total current assets		154,732	93,890
Deferred income taxes	7	3,642	1,781
Property, plant and equipment	11	24,430	12,571
Intangible assets	12	125,677	122,046
Goodwill	13	44,537	44,537

Total assets		353,018	274,825

Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	38,451	23,369
Provisions	15	3,125	4,080
Income taxes payable	7	7,155	398
Current portion of credit facility	16	1,250	1,250

Total current liabilities		49,981	29,097
Provisions	15	8,554	6,211
Deferred income taxes	7	12,769	14,951
Credit facility	16	52,944	27,791
Subordinated debt	16	85,306	82,342
Other long-term liabilities		762	—

Total liabilities		210,316	160,392
Shareholders’ equity	17	142,702	114,433

Total liabilities and shareholders’ equity		353,018	274,825

The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Consolidated Statements of Changes in Equity

Balances as at March 31, 2016

(in thousands of Canadian dollars)

		Share Capital			Contributed Surplus	Retained Earnings (Deficit)	Accumulated other comprehensive loss	Total
	Notes	Common Shares	Preferred Shares	Total
		$	$	$	$	$	$	$
Balance as at April 1, 2013		100	1	101	—	6,694	—	6,795

Net income and comprehensive income for the period		—	—	—	—	15,278	—	15,278
Equity transactions		1	—	1	—	—	—	1

Ending balance as at December 8, 2013		101	1	102	—	21,972	—	22,074

Opening Balance as at November 21, 2013		—	—	—	—	—		—

Issuance of share capital for the Acquisition on December 9, 2013	5		53,144	53,144	56,940	—	—	110,084

Balance as at December 9, 2013			53,144	53,144	56,940	—	—	110,084

Net loss and comprehensive loss for the period		—	—	—	—	(15,477)	—	(15,477)
Issuance of common shares	5, 17	3,350	—	3,350	—	—	—	3,350

Balance as at March 31, 2014		3,350	53,144	56,494	56,940	(15,477)	—	97,957

Net income and comprehensive income for the year		—	—	—	—	14,425	—	14,425
Issuance of preferred shares	16, 17	—	1,751	1,751	—	—	—	1,751
Recognition of share-based compensation	17	—	—	—	300	—	—	300

Balance as at March 31, 2015		3,350	54,895	58,245	57,240	(1,052)	—	114,433

Net income for the year		—	—	—	—	26,485	—	26,485
Other comprehensive loss							(692)	(692)
Issuance of preferred shares	16, 17	—	1,976	1,976	—	—	—	1,976
Recognition of share-based compensation	17	—	—	—	500	—	—	500

Balance as at March 31, 2016		3,350	56,871	60,221	57,740	25,433	(692)	142,702

The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Consolidated Statements of Cash Flows

For the years ended March 31

(in thousands of Canadian dollars)

		Successor			Predecessor
		March 31	March 31	December 9, 2013 to March 31,	April 1 to December 8,
	Notes	2016	2015	2014	2013
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)		26,485	14,425	(15,477)	15,278
Items not affecting cash
Depreciation and amortization	11	5,916	3,394	1,029	966
Income tax expense (recovery)	7	6,473	4,707	(5,054)	5,550
Interest expense		7,851	7,058	1,688	1,815
Unrealized (gain) loss on forward exchange contracts		(5,366)	(138)	339	—
Share-based compensation	17	500	300	—	—
Loss on disposal of assets		486	913	—	—
Changes in non-cash operating items	21	(37,848)	(17,493)	5,636	(3,873)
Income taxes paid		(3,669)	(1,936)	509	(2,719)
Interest paid		(7,270)	(6,270)	(263)	(1,815)

Net cash from (used in) operating activities		(6,442)	4,960	(11,593)	15,202

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	11	(15,070)	(3,831)	(689)	(5,353)
Investment in intangible assets	12	(6,772)	(2,172)	(474)	(1,008)
Acquisition of assets, net of cash acquired of $4,477)	5	—	—	(148,268)	—
Other business combinations	5	—	(1,260)	—	—

Net cash from (used in) investing activities		(21,842)	(7,263)	(149,431)	(6,361)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt		—	—	—	(4,188)
Borrowings on credit facility		25,902	1,825	28,397	—
Repayments of credit facility		(1,250)	(1,250)	(313)	—
Repayment of shareholder advances		—	—	—	(1,527)
Issuance of subordinated debt	16	2,964	2,626	79,716	—
Issuance of Class A senior preferred shares	17	—	—	53,144	—
Issuance of Class A junior preferred shares		1,976	1,751	—	—
Issuance of common shares	17	—	—	3,350	—

Net cash from (used in) financing activities		29,592	4,952	164,294	(5,715)

Increase in cash		1,308	2,648	3,270	3,126
Cash, beginning of period		5,918	3,270	—	1,351

Cash, end of period		7,226	5,918	3,270	4,477

The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Notes to the Consolidated Financial Statements

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Note 1. The Company

Organization:

Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell premium outdoor apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, jackets, shells, vests, and accessories for fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada. The use of the terms “Canada Goose” “we,” “us” and “our” throughout these notes to the consolidated financial statements refer to the Company. Our fiscal year ends on March 31.

Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on December 1, 2016.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over, exposure or rights to variable returns from the Company’s involvement with the entity, and the ability to use its power over the entity to affect the amount of the Company’s returns. The financial accounts and results of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases.

The accompanying consolidated financial statements include the accounts and results of the Company and its wholly owned subsidiaries:

Subsidiaries	Location
Canada Goose Inc.	Canada
Canada Goose International Holdings Limited	UK
Canada Goose Europe AB	Sweden
Canada Goose International AG	Switzerland
Canada Goose Services Limited	UK
Canada Goose US, Inc.	USA
Canada Goose Trading Inc.	Canada

Basis of presentation:

On November 21, 2013, an investment fund advised by Bain Capital Private Equity LP (along with certain affiliates and any successor to its investment management business, “Bain Capital”), incorporated Canada Goose Holdings Inc. (a British Columbia corporation) (the “Successor”). Pursuant to the purchase and sale agreement dated December 9, 2013 (the “Agreement”), a wholly owned subsidiary of the Successor, Canada Goose Products Inc. (a British Columbia corporation, which later continued as an Ontario corporation under the name Canada Goose Inc.) acquired all the operating assets of the former Canada Goose Inc. (a corporation indirectly controlled by the Chief Executive Officer of the Company, “Former Canada Goose Inc.” or the “Predecessor”) and sales and distribution companies owned by Former Canada Goose Inc. which consisted of Canada Goose

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Europe AB, Canada Goose US, Inc. and Canada Goose Trading Inc. (the “Acquisition”). As a result of the completion of the Acquisition, funds advised by Bain Capital own 70% of the Company and Former Canada Goose Inc. (currently named Black Feather Holdings Incorporated) indirectly owns 30% of the Company.

As further described in Note 5 to these consolidated financial statements, the Acquisition was accounted for as a business combination using the acquisition method of accounting and the Successor financial statements reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the effective time of the Agreement. Periods presented prior to December 9, 2013 represent the operations of the Predecessor and the periods presented on and after December 9, 2013 represent the operations of the Successor.

The fiscal year ended March 31, 2014 includes the 252 day Predecessor period from April 1, 2013 through December 8, 2013 (“Predecessor Period”) and the 113 day Successor period from December 9, 2013 through March 31, 2014 (“Successor Period”). Accordingly, the Company’s accumulated deficit as of March 31, 2014, and the Company’s retained earnings as at March 31, 2015 and March 31, 2016 represent only the results of operations subsequent to December 9, 2013, the date of the Acquisition. The Predecessor and Successor periods have been separated by a black line on the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different cost bases of accounting. All intercompany transactions have been eliminated.

Note 2. Significant accounting policies

(a)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method as of the acquisition date, which is the date when control is transferred to the Company. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred, liabilities incurred by the Company and the equity interests issued by the Company in exchange for control of the acquiree. Transaction costs that the Company incurs in connection with a business combination are recognized in the statement of income as incurred.

Goodwill is measured as the excess of the sum of the fair value of consideration transferred over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

When the consideration transferred in a business combination includes contingent consideration, the contingent consideration is measured at its acquisition date fair value. Contingent consideration is remeasured at subsequent reporting dates at its fair value, and the resulting gain or loss recognized in the statement of income.

(b)	Foreign currency translation

Functional and presentation currency

Items included in the consolidated financial statements of the Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency and the presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under the caption selling, general and administrative expenses.

Foreign operations

The Company’s foreign operations were principally conducted through Canada Goose Europe AB and Canada Goose US, Inc. Although these operations may expose the Company to certain levels of foreign currency risk, the underlying transactions are carried out as an extension of the Company, and as a result these foreign operations have a Canadian dollar functional currency.

The financial statements of these foreign operations are translated using the exchange rate at the date of the statement of financial position except for property, plant and equipment and equity, which are translated at historical rates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in selling, general and administrative expenses.

(c)	Seasonality

We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our revenue and income for the year during our second and third fiscal quarters. Thus, lower-than-expected second and third quarter net revenue could have an adverse impact on our annual operating results.

Working capital requirements typically increase during the first and second quarters of the fiscal year as inventory builds to support peak shipping and selling periods and, accordingly, typically decrease during the fourth quarter of the fiscal year as inventory is shipped and sold. Cash flows from operating activities is typically higher in the fourth quarter of the fiscal year due to reduced working capital requirements during that period.

(d)	Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the amount can be reliably measured, it is probable that future economic benefits will flow to the Company, and when specific criteria have been met for each of the Company’s activities, as described below.

i)	Wholesale

Wholesale revenue comprises sales to third party resellers (which includes distributors and retailers) of the Company’s products. Wholesale revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the reseller, which is as soon as the products have been shipped to the reseller, there is no continuing management involvement or obligation affecting the acceptance of the goods, net of an estimated allowance for sales returns.

The Company, at its discretion, may cancel all or a portion of any firm wholesale sales order. The Company is therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are included in accrued liabilities in the balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

ii)	Direct to consumer

Direct to consumer revenue consists of sales through the Company’s e-commerce operations. Sales through e-commerce operations are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated allowance for sales returns.

It is the Company’s policy to sell merchandise to the consumer with a right to return within a specific period. Accumulated experience is used to estimate and provide for such returns.

The Company’s warranty obligation is to provide an exchange or repair for faulty products under the standard warranty terms and conditions. The warranty obligation is recognized as a provision.

(e)	Operating segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Segment operating results are reviewed regularly to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Company classifies its business in two operating and reportable segments: Wholesale and Direct to consumer. The Wholesale business comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor speciality stores, and individual shops. The Company’s products reach these retailers through a network of international distributors and direct delivery.

The Direct to consumer business comprises sales through the country-specific eCommerce platforms. For periods subsequent to these consolidated financial statements, this segment will also include the operating performance of Company-owned retail stores.

(f)	Earnings per share

Basic earnings (loss) per share is calculated by dividing net income for the year attributable to ordinary equity holders of the common shares by the weighted average number of ordinary Class A and Class B common shares outstanding during the year.

Diluted earnings (loss) per share is calculated by dividing the net income attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of subordinated debt, the conversion of preferred shares and the exercise of stock options.

(g)	Income taxes

Current and deferred income taxes are recognized in the consolidated statements of income and other comprehensive income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income.

Current income tax

Current income tax is the expected income tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable in respect of previous years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Deferred income tax

Deferred income tax is provided using the liability method for temporary differences at the reporting date between the income tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax is recognized using the asset and liability method of accounting on temporary differences arising between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. Deferred income tax is measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset is recognized for unused income tax losses and credits to the extent that it is probable that future taxable income will be available against which they can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred income tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

(h)	Cash

Cash comprises cash at banks and on hand. The Company uses the indirect method of reporting cash flow from operating activities.

(i)	Trade receivables

Trade receivables consist of amounts outstanding from customers as a result of product sales and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less expected credit losses. Provisions for uncollectible amounts are recorded against trade receivables and are based on historical experience.

(j)	Inventories

Raw materials, work-in-process and finished goods are valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of work-in-process and finished goods inventories include the cost of raw materials and an applicable share of the cost of labour and fixed and variable production overhead, including depreciation of property, plant and equipment used in the production of finished goods and design costs, and other costs incurred in bringing the inventories to their present location and condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

The Company estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage or declining selling prices. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

Storage costs, indirect administrative overhead and certain selling costs related to inventories are expensed in the period that these costs are incurred.

(k)	Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset, including costs incurred to prepare the asset for its intended use and capitalized borrowing costs, when the recognition criteria are met. The commencement date for capitalization of costs occurs when the Company first incurs expenditures for the qualifying assets and undertakes the required activities to prepare the assets for their intended use.

Property, plant and equipment assets are depreciated on a straight-line basis over their estimated useful lives to their estimated residual value when the assets are available for use. When significant parts of a fixed asset have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods, useful lives and residual values are reviewed annually and are adjusted for prospectively, if appropriate. Estimated useful lives are as follows:

Asset	Estimated Useful Life
Plant equipment	10 to 15 years
Computer equipment	5 to 8 years
Leasehold improvements	Lesser of the lease term plus one renewal term or useful life of the asset
Show displays	3 to 10 years
Furniture and fixtures	8 to 12 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the statement of income and other comprehensive income when the asset is derecognized.

The cost of repairs and maintenance of fixed assets is expensed as incurred and recognized in the statement of income.

Property, plant and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If the possibility of impairment is indicated, the entity will estimate the recoverable amount of the asset and record any impairment loss in the statement of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

(l)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as of the date of acquisition. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Asset	Estimated Useful Life
Brand name	Indefinite
Domain name	Indefinite
Customer lists	4 Years
ERP software	15 years

Intangible assets with indefinite useful lives pertain to the Canada Goose brand name and domain name which were acquired as part of the Acquisition. The brand name and domain name are considered to have an indefinite life based on a history of strong revenue and cash flow performance and the intent and ability of the Company to support the brand with spending to maintain its value for the foreseeable future. The brand name is tested at least annually, at the cash-generating unit level for impairment. The assessment of indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Intangible assets with finite lives are amortized over the useful economic life on straight line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income over its estimated useful life.

An item of intangible assets is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition (that is, on disposal or retirement from use) of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of income when the asset is derecognized.

(m)	Goodwill

Goodwill represents the difference between the purchase price of an acquired business and the Company’s share of the net identifiable assets acquired and liabilities and certain contingent liabilities assumed. It is initially recorded at cost and subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash-generating units (“CGU”) based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU to its

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

carrying value. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU are reduced by the excess on a pro-rata basis. The Company tests goodwill for impairment annually in the fourth quarter of the year.

The recoverable amount of a CGU is the higher of the estimated fair value less costs of disposal or value-in-use of the CGU. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Company has evaluated that the goodwill contributes to the cash flows of three CGUs.

(n)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in the statement of income.

The provision for warranty returns relates to the Company’s obligation for defective goods sold to customers that have yet to be returned. Accruals for sales and warranty returns are estimated on the basis of historical returns and are recorded so as to allocate them to the same period the corresponding revenue is recognized.

(o)	Employee future benefits

The Company sponsors a defined benefit pension plan, which is limited to certain employees of Canada Goose International AG and is based on statutory requirements of Switzerland.

The measurement date for the defined benefit pension plan is March 31. The obligations associated with the Company’s defined benefit pension plan is actuarially valued using the projected unit credit method, management’s best estimate assumptions, salary escalation, inflation, life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability. All actuarial gains or losses are recognized immediately through Other comprehensive income.

(p)	Financial instruments

Fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

The Company uses valuation techniques that it believes are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

The determination of the fair value of financial instruments is performed by the Company’s treasury and financial reporting departments on a quarterly basis. There was no change in the valuation techniques applied to financial instruments during all periods presented. The following table describes the valuation techniques used in the determination of the fair values of financial instruments:

Type	Valuation Approach
Cash,trade receivables, accounts payable and accrued liabilities, current portion of long-term debt	The carrying amount approximates fair value due to the short term maturity of these instruments.
Derivatives (included in other current assets or accounts payable and accrued liabilities)	Specific valuation techniques used to
value derivative financial instruments
include:

- Quoted market prices or dealer quotes for
similar instruments;

- Observable market information as well
as valuations determined by external
valuators with experience in the financial
markets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Credit facility	The fair value is based on the present
value of contractual cash flows,
discounted at the Company’s current
incremental borrowing rate for similar
types of borrowing arrangements or, where
applicable, quoted market prices.

Subordinated debt	The fair value is based on the equivalent dollar amount of common shares that are to be received upon conversion of the subordinated debt.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below.

a.	Non-derivative financial assets

Non-derivative financial assets include cash and trade receivables and are classified as loans and receivables and measured at amortized cost. The Company initially recognizes receivables and deposits on the date that they are originated. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

b.	Non-derivative financial liabilities

Non-derivative financial liabilities include accounts payable, accrued liabilities, credit facility and subordinated debt. The Company initially recognizes debt instruments issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

c.	Derivative financial instruments

The Company is exposed to the risk of currency fluctuations and has entered into currency derivative contracts to hedge its exposure on the basis of planned transactions. These contracts generally cover a period of less than one year. The Company’s hedging activities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

are not designated as hedges for accounting purposes. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value, and changes therein are recognized immediately in the statement of income.

Embedded derivatives are separated from a host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The Company measures all derivative financial instruments from option pricing models. The Company has reviewed all significant contractual agreements and determined that these mandatory conversion features on the Company’s subordinated debt, which are contingent upon a liquidity event or sale of shares event, qualify as an embedded derivative. Given the remote probability of occurrence, the Company has determined the fair value of these embedded derivatives to be nil.

(q)	Share-based payment

Share-based payments are valued based on the grant date fair value of these awards and the Company records compensation expense over the corresponding service period. The fair value of the share-based payments is determined using acceptable valuation techniques, which incorporate the Company’s discounted cash flow estimates and other market assumptions. On December 9, 2013, a stock option plan (“the Plan”) was put in place which allows stock options to be granted to selected executives of the Company with vesting contingent upon meeting the service, performance goals and exit event conditions of the Plan. There are three types of stock options: Tranche A options are time based which generally vest over 5 years of service, with 40% on the second anniversary, 20% on each of the third, fourth, and fifth anniversary. Tranche B and Tranche C options are performance based awards that vest upon attainment of performance conditions and the occurrence of an exit event. The expense related to the Tranche B and Tranche C options is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of such exit event is probable.

(r)	Leases

Operating lease payments net of any lease inducements are recognized as an expense in the statement of profit or loss on a straight line basis over the lease term.

Note 3. Significant accounting judgments, estimates, and assumptions

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances. Management continually evaluates the estimates and judgments it uses. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

The following are the accounting policies subject to judgements and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements.

Inventories

Key Sources of Estimation Inventories are carried at the lower of cost and net realizable value; in estimating net realizable value, the Company uses estimates related to fluctuations in inventory levels, customer behaviour, obsolescence, future selling prices, seasonality and costs necessary to sell the inventory.

Inventory is adjusted to reflect estimated loss (“shrinkage”) incurred since the last inventory count. Shrinkage is based on historical experience.

Impairment of non-financial assets (goodwill, intangible assets, and property, plant & equipment)

Judgments Made in Relation to Accounting Policies Applied Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that it has three CGUs and tests goodwill and these intangible assets for impairment on that basis.

Key Sources of Estimation In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines value in use by using estimates including projected future revenues, margins, and capital investment consistent with strategic plans presented to the Board. Fair value less costs of disposal are estimated with reference to observable market transactions. Discount rates are consistent with external industry information reflecting the risk associated with Company and cash flows.

Income and other taxes

Key Sources of Estimation In determining the recoverable amount of deferred tax assets, the Company forecasts future taxable income by legal entity and the period in which the income occurs to ensure that sufficient taxable income exists to utilize the attributes. Inputs to those projections are Board-approved financial forecasts and statutory tax rates.

Judgments Made in Relation to Accounting Policies Applied The calculation of current and deferred income taxes requires management to make certain judgments regarding the tax rules in jurisdictions where the Company performs activities. Application of judgments is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities.

Functional currency

Judgments Made in Relation to Accounting Policies Applied The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency. Where the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

assessment of primary indicators is mixed, Management assesses the secondary indicators, including the relationship between the foreign operations and reporting entity.

Financial instruments

Key Sources of Estimation The critical assumptions and estimates used in determining the fair value of financial instruments are: equity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

Judgments Made in Relation to Accounting Policies Applied The Company’s subordinated debt and preferred shares contain redemption features upon the occurrence of a qualifying liquidity event. These features give rise to derivatives which have been determined not to be closely related to the host. No value has been attributed to these derivatives.

Trade receivables

Key Sources of Estimation: The Company has a significant number of customers which minimizes the concentration of credit risk. The Company does not have any customers which account for more than 10% of sales or accounts receivable. We make ongoing estimates relating to the ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations.

Share-based payments

Key Sources of Estimation The critical assumptions and estimates used in determining the fair value of share-based payments on their grant date are: fair value of the entity on the grant date; volatility of share price for a non-publicly traded entity; expected forfeiture rate; and expected term.

Judgments Made in Relation to Accounting Policies Applied The Company’s share-based payment arrangements contain both market and non-market performance conditions in relation to a liquidity event, the timing of which cannot be certain on the grant date. As a result, Management has applied judgment in relation to the timing of such an event and the impact on probability of vesting.

Warranty

Key Sources of Estimation The critical assumptions and estimates used in determining the warranty provision at the statement of financial position date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement; risk-free rate used to discount the provision to present value.

Business combinations

Key Sources of Estimation In a business combination, the identifiable assets acquired and liabilities assumed will be recognized at their fair values. The Company makes judgements and estimates in determining the fair values. The excess of the purchase price over the fair values of identifiable assets acquired and liabilities assumed will be recognized as goodwill, if positive, and if negative, it is recognised in the statement of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Note 4. Standards issued but not yet effective

Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations are provided below.

In 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), replacing IAS 17, “Leases” and related interpretations. The standard introduces a single on-statement of financial position recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessors continue to classify leases as finance and operating leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

In 2014, the IASB issued IFRS 15, replacing IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and related interpretations. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively. Early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

In July 2014, the IASB issued the final version of IFRS 9, which reflects all phases of the financial instruments project and replaces IAS 39, “Financial Instruments: Recognition and Measurement,” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) were issued by the IASB in January 2016. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

In January 2016, the International Accounting Standards Board (IASB) issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for the year beginning on or after January 1, 2017. The Company is currently assessing the impact of these amendments on its financial statements.

In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of this amendment on its financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) were issued by the IASB in December 2014. The amendments clarify principles for the presentation and materiality considerations for the financial statements and notes to improve understandability and comparability. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

Note 5. Business combinations

Acquisition of the Former Canada Goose Inc.

On December 9, 2013, the Company entered into a purchase agreement whereby it purchased and assumed all of the assets and liabilities of the former Canada Goose Inc. and its wholly-owned subsidiaries. The Acquisition was recorded using the acquisition method of accounting in accordance with the guidance for business combinations resulting in an adjustment to the basis of all the acquired net assets to their respective fair values and the recording of intangible assets and goodwill as of the Acquisition date of December 9, 2013.

The total purchase price of $209,685 was allocated to tangible assets acquired, liabilities assumed and identifiable intangible assets based on their respective fair values as follows:

Net assets	$
Cash acquired		4,477
Trade receivables		34,384
Inventories		43,544
Other current assets		2,118
Property, plant and equipment		9,398
Accounts payable and accrued liabilities		(28,663)
Provisions		(6,593)
Income taxes payable		(1,161)
Deferred income taxes		(14,182)

Total net assets		43,322

Identifiable intangible assets
Brand name		112,977
Domain name		337
Customer list		8,655
ERP software		1,447

Total identifiable intangible assets		123,416

Goodwill		42,947

Allocated purchase price		209,685

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

The consideration paid comprised the following:

Cash, financed through:	$
Class A senior preferred shares		53,144
Subordinated debt		79,716
Long-term debt		19,885

		152,745

Issuance of: [1]
Class B senior preferred shares		22,776
Class B junior preferred shares		34,164

		56,940

		209,685

[1]	As the combined value of these preferred shares was in excess of their respective legal stated capital, the value was allocated to contributed surplus.

Trade receivables and other current assets, accounts payable, accrued liabilities, income taxes payable and provisions were stated at their historical carrying values, which approximate their fair value given the short term nature of these assets and liabilities.

Inventories were recorded at estimated fair value, based on net realizable value. In this valuation approach, fair value is estimated based on an approximation of the selling price less the sum of cost to complete and a profit allowance for the completing and selling effort of the buyer.

The estimate of fair value of property, plant and equipment was based on management’s assessment of the acquired assets’ condition, as well as an evaluation of the current market value for such assets. In addition, the Company also considered the length of time over which the economic benefit of these assets is expected to be realized and adjusted the useful life of such assets accordingly as of the valuation date.

The Company recorded identifiable intangible assets based on their estimated fair value; the value of the intangible assets derives primarily from the Canada Goose brand. Management used the relief from royalty approach to calculate fair value. This method entails quantifying royalty payments which would be required if the asset was owned by a third party and licensed to a company. The imputed royalty payment stream is then adjusted for taxes and discounted to present value using a risk-adjusted discount rate.

The excess of the purchase price over the amounts allocated to specific assets and liabilities is included in goodwill. The premium in the purchase price paid reflects the expected future growth potential from operating the Company’s business. None of the goodwill recognized is expected to be deductible for income tax purposes.

Total acquisition costs recognized during the Successor period December 9, 2013 – March 31, 2014 and the Predecessor period April 1, 2013 – December 8, 2013 were $3,268 and $2,293, respectively. During the period ended March 31, 2014, 6 Class A common shares were issued in exchange for reimbursement of expenses in the amount of $3,350 related to the Acquisition.

If the Acquisition had occurred on April 1, 2013, pro forma revenue and net income for the 12-month period ended March 31, 2014 would have been $152,085 and $3,023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Other Acquisitions

On January 8, 2015, the Company acquired the assets of a manufacturing business for total cash consideration of $1,800. The acquisition provides the Company with additional manufacturing capacity and capabilities and has been accounted for as a business combination. The results of operations have been consolidated with those of the Company beginning January 8, 2015.

The fair value of the tangible assets acquired is a follows, with the excess of the purchase price over the fair value of the tangible assets acquired accounted for as goodwill.

Assets acquired:	$
Tangible assets
Property, plant and equipment (note 11)		200
Inventory		10

		210
Goodwill		1,590

Total assets acquired		1,800

The purchase price was paid as to $1,260 on the closing date of the transaction, with the remaining balance payable $270 six months following the closing date and $270 payable twelve months following the closing date.

Note 6. Segment Information

The Company has two reportable operating segments: Wholesale and Direct to consumer. The accounting policies of the reportable operating segments are the same as those described in the Company’s summary of significant accounting policies. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company’s chief operating decision maker, who is the Chief Executive Officer, for assessing the performance of operating segments. Neither reportable operating segment is reliant on any single external customer.

The Company does not report total assets or total liabilities based on its operating segments.

The Company’s Direct to consumer business commenced in the year ended March 31, 2015 with the establishment of an eCommerce platform for Canadian customers through the Company’s website. Prior to this period, no activity occurred in the Direct to consumer segment and therefore information has not been presented.

	For the year ended March 31, 2016
	Wholesale	Direct to consumer	Unallocated	Total
	$	$	$	$
Revenue	257,807	33,023	—	290,830
Cost of sales	136,396	8,810	—	145,206

Gross profit	121,411	24,213	—	145,624
Selling, general and administrative expenses	27,045	14,132	58,926	100,103
Depreciation and amortization	—	—	4,567	4,567

Operating income	94,366	10,081	(63,493)	40,954

Net interest and other finance costs				7,996

Income before income taxes				32,958

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

	For the year ended March 31, 2015
	Wholesale	Direct to consumer	Unallocated	Total
	$	$	$	$
Revenue	210,418	7,996		218,414
Cost of sales	127,675	2,130	—	129,805

Gross profit	82,743	5,866	—	88,609
Selling, general and administrative expenses	37,166	1,385	20,766	59,317
Depreciation and amortization	—	—	2,623	2,623

Operating income	45,577	4,481	(23,389)	26,669

Net interest and other finance costs				7,537

Income before income taxes				19,132

The Company determines the geographic location of revenue based on the location of its customers.

	2016	2015	December 9, 2013 to March 31 2014	Predecessor April 1 to December 8 2013
Revenue	$	$	$	$
Canada	95,238	75,725	8,539	64,001
United States	103,413	56,990	4,165	29,401
Rest of World	92,179	85,699	4,559	41,420

	290,830	218,414	17,263	134,822

Note 7. Income taxes

The components of the provision for income tax are as follows:

	Successor			Predecessor
	March 31 2016	March 31 2015	December 9, 2013 to March 31, 2014	April 1 to December 8 2013
	$	$	$	$
Current income tax expense (recovery)
Current period	10,469	1,045	(410)	7,297
Adjustment in respect of prior periods	(45)	5	25	(86)

	10,424	1,050	(385)	7,211

Deferred income tax expense (recovery)
Origination and reversal of temporary differences	(3,936)	3,666	(4,673)	(1,613)
Effect of change in income tax rates	(8)	1	—	(1)
Adjustment in respect of prior periods	(7)	(10)	4	(47)

	(3,951)	3,657	(4,669)	(1,661)

Income tax expense (recovery)	6,473	4,707	(5,054)	5,550

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

The effective income tax rates differ from the weighted average basic Canadian federal and provincial statutory income tax rates for the following reasons:

	Successor			Predecessor
	March 31 2016	March 31 2015	December 9, 2013 to March 31, 2014	April 1 to December 8 2013
Income (loss) before income taxes	32,958	19,132	(20,531)	20,828

	25.32%	25.26%	25.26%	25.29%
Income tax at expected statutory rate	8,345	4,833	(5,186)	5,267
Non-deductible (taxable) items	276	30	9	339
Effect of tax rates in foreign jurisdictions	1,465	227	(23)	83
Non-deductible (taxable) foreign-exchange loss (gain)	115	(354)	16	22
Change in manner of recovery	(3,545)	—	—	—
Other items	(183)	(29)	130	(161)

Income tax expense (recovery)	6,473	4,707	(5,054)	5,550

The components of deferred tax assets and liabilities are as follows:

	March 31 2016	March 31 2015
Losses carried forward	2,177	187
Employee future benefits	77	0
Other liabilities	1,698	1,987
Unrealized profit on inventory	1,184	77
Provisions	1,811	1,576

Total deferred tax asset	6,947	3,827

Intangible assets	(13,651)	(16,412)
Property, plant and equipment	(2,438)	(585)

Total deferred tax liabilities	(16,089)	(16,997)

Net deferred tax liabilities	(9,127)	(13,170)

The deferred tax assets and liabilities are presented in the statement of financial position as follows:

	March 31 2016	March 31 2015
	$	$
Deferred tax asset	3,642	1,781
Deferred tax liabilities	(12,769)	(14,951)

	(9,127)	(13,170)

All the deferred income tax assets were recognized because it is probable that future taxable income will be available to the Company to utilize the benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

The corporate entities within Canada Goose have the following tax-loss carry-forwards that are expected to expire in the following years, if not utilized.

2023	14,427
2034	707
2036	2,055
2037 and thereafter	7

17,196

The Company does not recognize tax on unremitted earnings from foreign subsidiaries as it is management’s intent to reinvest these earnings indefinitely. Unremitted earnings from foreign subsidiaries were $ 9,581 as at March 31, 2016 (2015 – $ 3,317, 2014 – $ 1,325, and December 8, 2013 – $ 1,980).

Note 8. Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the period attributable to ordinary equity holders of the parent by the weighted average number of common shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares, if any, that would be issued on conversion of all the dilutive potential effects. The Company has issued preferred shares and subordinated debt and certain stock options (Tranche B and Tranche C options, see note 17) that are convertible/exercisable into common shares immediately prior to the closing of qualifying liquidity event or sale of shares. Such instruments are not considered dilutive until the occurrence of the event that would result in conversion or exercise, and are not included in the determination of diluted earnings per share.

The following outstanding instruments could have a dilutive effect in the future:

	Successor			Predecessor
	March 31 2016	March 31 2015	December 9, 2013 to March 31, 2014	April 1 to December 8, 2013
	$	$	$	$
Net income (loss)	26,485	14,425	(15,477)	15,278

Weighted average number of class A and class B common shares outstanding	10	10	10	97

Weighted average number of shares on conversion or exercise of:
Stock options	2,193,267	1,090,394	—	—

Diluted weighted average number of class A and class B common shares outstanding	2,193,277	1,090,404	10	97

Earnings (loss) per share
Basic	2,648,500.00	1,442,500.00	(1,547,700.00)	157,505.15
Diluted	12.08	13.23	(1,547,700.00)	157,505.15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Note 9. Trade receivables

	2016	2015
	$	$
Trade receivables	18,894	15,295
Less: allowance for doubtful accounts	(1,419)	(1,186)

Trade receivables, net	17,475	14,109

The following are the continuities of the Company’s expected credit losses on accounts receivable from customers:

	Successor			Predecessor
	March 31 2016	March 31 2015	December 9, 2013 to March 31, 2014	April 1 to December 8, 2013
	$	$	$	$
Balance at the beginning of the period	(1,186)	(629)	(628)	(286)
Impairment losses recognized on receivables	(499)	(729)	22	(478)

Amounts written off during the year as uncollectible	192	209	6	123
Foreign exchange translation gains and losses	74	(37)	(29)	13

Balance at the end of the year	(1,419)	(1,186)	(629)	(628)

Note 10. Inventories

	2016	2015
	$	$
Raw materials	46,648	27,729
Work-in-process	4,706	5,168
Finished goods	68,152	36,879

Total inventories at the lower of cost and net realizable value	119,506	69,776

Included in inventory as at March 31, 2016 are provisions in the amount of $3,773 (March 31, 2015 – $2,813).

In connection with the Acquisition, acquired assets and liabilities were recorded on the Company’s consolidated statement of financial position at their fair value. This resulted in a fair value increase to inventory on the date of acquisition of $5,767 representing the difference between inventory cost and its fair value. This difference was recognized as a charge to cost of goods sold during the year ended March 31, 2015 and the period ended March 31, 2014 of $2,861 and $2,906, respectively, as the related inventory was sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Amounts charged to cost of sales comprise the following:

	Successor			Predecessor
	March 31 2016	March 31 2015	December 9, 2013 to March 31, 2014	April 1 to December 8 2013
	$	$	$	$
Cost of goods manufactured	143,857	129,034	14,483	81,094
Depreciation	1,349	771	225	519

	145,206	129,805	14,708	81,613

Note 11. Property, plant and equipment

The following table presents changes in the cost and the accumulated depreciation on the Company’s property, plant and equipment:

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	Total
Cost	$	$	$	$	$	$
March 31, 2014	1,147	716	6,562	622	1,040	10,087
Additions	1,122	706	1,106	749	148	3,831
Business acquisition (note 5)	200	—	—	—	—	200

March 31, 2015	2,469	1,422	7,668	1,371	1,188	14,118

Additions	2,740	1,258	7,726	1,708	1,638	15,070
Disposals		(7)		(587)	(280)	(874)

March 31, 2016	5,209	2,673	15,394	2,492	2,546	28,314

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	Total
Accumulated depreciation	$	$	$	$	$	$
March 31, 2014	35	32	190	40	21	318

Additions	173	190	610	178	78	1,229

March 31, 2015	208	222	800	218	99	1,547

Additions	378	435	1,108	518	287	2,726
Disposal	—	(3)	—	(241)	(145)	(389)

March 31, 2016	586	654	1,908	495	241	3,884

Net book value
March 31, 2015	2,261	1,200	6,868	1,153	1,089	12,571

March 31, 2016	4,623	2,019	13,486	1,997	2,305	24,430

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Note 12. Intangible Assets

The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	ERP software	Computer software	Customer lists	Total
Cost	$	$	$	$
March 31, 2014	1,658	243	8,655	10,556

Additions	1,305	868	—	1,260
Disposals	(913)	—	—	—

March 31, 2015	2,050	1,111	8,655	11,816

Additions	947	5,825	—	6,772

March 31, 2016	2,997	6,936	8,655	18,588

	ERP software	Computer software	Customer lists	Total
Accumulated amortization	$	$	$	$
March 31, 2014	—	29	721	750

Amortization	—	170	2,164	2,334

March 31, 2015	—	199	2,885	3,084

Amortization	430	547	2,164	3,141

March 31, 2016	430	746	5,049	6,225

Net book value
March 31, 2015	2,050	912	5,770	8,732

March 31, 2016	2,567	6,190	3,606	12,363

Intangible assets comprise the following:

	2016	2015
	$	$
Intangible assets with finite lives	12,363	8,732
Intangible assets with indefinite lives
Brand name	112,977	112,977
Domain name	337	337

	125,677	122,046

Indefinite life intangible assets

Indefinite life intangible assets recorded by the Company as a result of the Acquisition are comprised of the brand and the domain name associated with the Company’s website. The Company expects to renew the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

registration of the brand names, and domain names at each expiry date indefinitely, and expects these assets to generate economic benefit in perpetuity. As such, the Company assessed these intangibles to have indefinite useful lives.

The Company completed its annual impairment tests in the year of acquisition and in 2016 and 2015 for indefinite life intangible assets and concluded that there was no impairment.

Key Assumptions

The key assumptions used to calculate the value-in-use (VIU) are those regarding discount rates, revenue growth rates, and changes in margins. These assumptions are consistent with the assumptions used to calculate VIU for goodwill (see note 13).

Note 13. Goodwill

The components of goodwill arising from business combinations (see Note 5) are as follows:

	Date acquired	$
Acquisition	December 8, 2013	42,947
Other	January 8, 2015	1,590

Balance as at March 31, 2016 and 2015		44,537

The Company completed its annual impairment tests in the year of acquisition and in 2016 and 2015 for goodwill and concluded that there was no impairment.

Key Assumptions

The key assumptions used to calculate the fair value less costs of disposal are those regarding discount rates, revenue growth rates, and changes in margins. These assumptions are considered to be Level 3 in the fair value hierarchy.

The weighted average cost of capital was determined to be 14.5% (2015 – 14.0%) and was based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, an unsystematic risk premium, small country risk premium, country-specific risk premium, an after-tax cost of debt based on corporate bond yields and the capital structure of the Company. Cash flow projections were discounted using the Company’s after-tax weighted average cost of capital.

The Company included five years of cash flows in its discounted cash flow model. The cash flow forecasts were extrapolated beyond the five year period using an estimated long term growth rate of 5.0% (2015 – 5.0%). The budgeted growth is based on the strategic plans approved by the Company’s Board.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Note 14. Accounts payables and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	2016	2015
	$	$
Trade payables	23,408	12,552
Accrued liabilities	7,032	3,811
Employee benefits (note 19)	4,228	4,063
Amounts due to related parties (note 19)	1,910	1,830
Other payable	1,873	1,113

Total	38,451	23,369

Note 15. Provisions

Provisions consist primarily of amounts recorded in respect of customer warranty obligations and terminations of sales agents and distributors.

The provision for warranty claims represents the present value of management’s best estimate of the future outflow of economic resources that will be required under the Company’s obligations for warranties under sale of goods. The estimate has been made on the basis of historical warranty trends and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality and production.

The sales contract provision relates to management’s estimated cost of the termination of certain third party dealers, agents and distributors.

	Warranty obligations	Termination of sales contracts	Other	Total
	$	$	$	$
Balance as at March 31, 2014	4,836	3,693	337	8,866
Additional provisions recognized	2,556	1,727	190	4,473
Reductions resulting from settlement	(1,770)	(1,286)	—	(3,056)
Other	—	—	8	8

Balance as at March 31, 2015	5,622	4,134	535	10,291

Additional provisions recognized	2,735	2,593	250	5,578
Reductions resulting from settlement	(1,478)	(2,725)	—	(4,203)
Other	—	—	13	13

Balance as at March 31, 2016	6,879	4,002	798	11,679

Provisions are classified as current and non-current liabilities based on management’s expectation of the timing of settlement, as follows:

	2016	2015
	$	$
Current provisions	3,125	4,080
Non-current provisions	8,554	6,211

	11,679	10,291

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Note 16. Long-term debt

Credit facility

The Company has long-term borrowings comprising a revolving credit facility in the amount of up to $75,000 with an increase in commitments to $100,000 during the peak season (August 1 – November 30) and a term credit facility in the amount of $12,188 (collectively, the revolving credit facility and the term facility, the “Credit Facility”). The Credit Facility bears interest at the bank prime rate plus 1% per annum or bankers’ acceptance rate plus 2% per annum and is payable when due. The Credit Facility has a final termination date of December 9, 2018. The Credit Facility is secured by general assignments and security agreements including the assignment of cash, inventory, equipment and trade receivables and contain financial and non-financial covenants which could impact the Company’s ability to draw funds. The Company was in compliance with all covenants as at March 31, 2016, and March 31, 2015.

The credit agreement governing our Revolving Facility contains a number of restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur certain liens, make investments and acquisitions, incur or guarantee additional indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem our common or preferred shares, or enter into certain other types of contractual arrangements affecting our subsidiaries or indebtedness.

Advances under the revolving credit facility shall only be used for working capital and other general corporate purposes including permitted acquisitions.

The term facility is a non-revolving facility and no amounts repaid under the term facility may be re-borrowed except for conversions and rollovers. The limits of the term facility will be automatically and permanently reduced by the amount of any repayment. The principal amount of the term facility is repayable in 19 equal quarterly instalments of $313 each commencing on March 31, 2014 and the remaining balance repayable at the maturity date.

	2016	2015
	$	$
Revolving facility	45,515	19,155
Term facility	9,687	10,938

	55,202	30,093
Less: deferred financing fees	1,008	1,052

	54,194	29,041
Less: Current portion of term facility	1,250	1,250

Long-term portion of Credit Facility	52,944	27,791

As at March 31, 2016, the company had letters of credit outstanding under the Credit Facility of $294 (US$ 227 (2015 – $159, US$ 125).

Future minimum principal repayments of the credit facility as at March 31, 2016 are:

$
2017	1,250
2018	1,250
2019	52,702

55,202

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Subordinated debt

The Company’s subordinated debt comprises senior and junior notes that are due to an entity related to the majority shareholder of the Company and has a maturity date of November 30, 2023 (collectively, “Subordinated Debt”). The senior subordinated debt was issued as purchase consideration in the Acquisition and bears interest at the rate of 6.7% per annum. The junior subordinated debt is issued to settle all or some of the accrued interest on the senior subordinated debt. Any accrued and unpaid interest on the principal amount is payable in cash annually on the last business day of November each year beginning in November 2014. The entire unpaid principal and accrued interest amounts are automatically convertible to Class A common shares in connection with a wind-up, change in control through a business combination, merger, or a similar transaction, a sale of substantially all of the Company’s assets, or a sale of all of the outstanding equity of the Company. The Company’s Subordinated Debt contains a redemption feature that give rise to a derivative which have been determined not to be closely related to the host. No value has been attributed to this derivative.

	Senior Subordinated Note	Junior Subordinated Note	Total
	$	$	$
March 31, 2014	79,716	—	79,716

Issuance	—	2,626	2,626

March 31, 2015	79,716	2,626	82,342

Issuance	—	2,964	2,964

March 31, 2016	79,716	5,590	85,306

Net interest and other finance costs

Net interest and other finance costs consist of the following:

	Successor			Predecessor
	March 31 2016	March 31 2015	December 9, 2013 to March 31, 2014	April 1 to December 8 2013
	$	$	$	$
Interest expense
Credit facility	2,236	1,551	351	1,283
Subordinated debt	5,598	5,398	1,335	—
Bank overdraft	17	109	2	145
Other	14	61	101	387
Standby fees	136	427	—	—

Interest expense and other financing costs	8,001	7,546	1,789	1,815
Interest income	(5)	(9)	(1)	—

	7,996	7,537	1,788	1,815

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Note 17. Equity instruments

17.1 Share capital

Authorized

The authorized share capital of the Company consists an unlimited number of shares without par value, as follows:

Class A common shares, voting.

Class B common shares, voting.

Class B junior preferred shares, non-voting, no dividends, automatic conversion into a variable number of Class B senior preferred shares and Class C junior preferred shares in accordance with the Company’s shareholder agreement immediately prior to closing of qualifying and non-qualifying liquidity event or sale of shares.

Class B senior preferred shares, voting; non-cumulative dividend of up to a maximum amount equal to the Class B senior liquidity price; automatic conversion into a variable number of Class B common shares in accordance with the Company’s shareholder agreement immediately prior to closing of qualifying liquidity event or sale of shares.

Class A senior preferred shares, voting; non-cumulative dividend of up to a maximum amount equal to the Class A senior liquidity price; automatic conversion into a variable number of Class A common shares in accordance with the Company’s shareholder agreement immediately prior to closing of qualifying liquidity event or sale of shares.

Class A junior preferred shares, non-voting, no dividends, automatic conversion into a variable number of Class A common shares in accordance with the Company’s shareholder agreement in the event of liquidity event or sale of shares.

Class C junior preferred shares, non-voting, no dividends, automatic conversion into a variable number of Class B common shares in accordance with the Company’s shareholder agreement in the event of liquidity event or sale of shares. No Class C junior preferred shares have been issued to date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Issued

Common and preferred shares issued as at March 31, 2015 and 2016 are as follows:

	2016		2015
	Number	$	Number	$
Common shares

Class A	7	3,350	7	3,350
Class B	3	—	3	—

Common shares outstanding	10	3,350	10	3,350

Preferred shares

Class A senior preferred	53,144,000	53,144	53,144,000	53,144
Class B senior preferred	22,776,000	—	22,776,000	—

	75,920,000	53,144	75,920,000	53,144

Class A junior preferred	3,426,892	3,727	1,659,577	1,751
Class B junior preferred	34,164,000	—	34,164,000	—

	37,590,892	3,727	35,823,577	1,751

Preferred shares outstanding	113,510,892	56,871	111,743,577	54,895

During the period ended March 31, 2014, 6 Class A common shares were issued in exchange for reimbursement of expenses in the amount of $3,350 related to the Acquisition.

17.2 Share-based payments

Under the terms of the Company’s stock option plan (the “Plan”), options may be granted on Class B common shares and Class A junior preferred shares, to a maximum of 12,231,435 options, to select executives of the Company, with vesting contingent upon meeting the service, performance goals and exit event conditions of the Plan. All options issued expire ten years after the grant date.

Service-vested options

Service-vested options, which are hereby referred to Tranche A options, are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.

Performance-vested exit event options

There are two types of performance-vested options tied to an exit event, which are hereby referred to as Tranche B and Tranche C options, are eligible to vest on a pro-rata basis upon an exit event pursuant to which the aggregate common equity value is in excess of specified rates of return on total investment, subject to the executive’s continued employment through the date of the exit event.

Compensation expense for share-based compensation granted is measured at the fair value at the grant date where there is a shared understanding, using the Monte Carlo valuation model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Stock option transactions are as follows:

	Exercise price range	Number of shares
Options outstanding, March 31, 2014 and December 9, 2013		—

Options granted to purchase shares:
Tranche A	$1.00 to $2.06	3,078,966
Tranche B	$1.00 to $2.06	3,078,979
Tranche C	$1.00 to $2.06	3,078,994

Options outstanding, March 31, 2015		9,236,939

Options granted to purchase shares:
Tranche A	$2.06 to $3.55	983,926
Tranche B	$2.06 to $3.55	983,933
Tranche C	$2.06 to $3.55	983,940

		2,951,799

Options cancelled:
Tranche A	$1.00 to $1.25	(407,719)
Tranche B	$1.00 to $1.25	(407,719)
Tranche C	$1.00 to $1.25	(407,719)

		(1,223,157)

Options outstanding, March 31, 2016		10,965,581

During fiscal year 2015, the Company granted Tranche A options to acquire 2,214,334 shares at $1.00 per share that vest 40% on December 9, 2015, 20% on December 9, 2016, 20% on December 9, 2017 and 20% on December 9, 2018. All options granted subsequently vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary. All options become eligible to vest on a change of control transaction with certain other specified event-based criteria.

As at March 31, 2016 1,068,500 options are vested (2015 – Nil).

The following table summarizes information about stock options outstanding and exercisable at March 31, 2016:

		Options Outstanding		Options Exercisable
	Exercise price	Number	Weighted Average Remaining Life in Years	Number	Weighted Average Remaining Life in Years
Tranche A	$1.00	2,214,324	7.8	1,068,500	7.8
Tranche B	$1.00	2,214,333	7.8	—	—
Tranche C	$1.00	2,214,344	7.8	—	—
Tranche A	$1.25	175,739	8.6	—	—
Tranche B	$1.25	175,741	8.6	—	—
Tranche C	$1.25	175,743	8.6	—	—
Tranche A	$2.06	984,142	9.1	—	—
Tranche B	$2.06	984,150	9.1	—	—
Tranche C	$2.06	984,158	9.1	—	—
Tranche A	$3.55	280,968	8.9	—	—
Tranche B	$3.55	280,969	8.9	—	—
Tranche C	$3.55	280,970	8.9	—	—

		10,965,581		1,068,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Accounting for share-based awards

Compensation expense is recognized for all awards over the related vesting periods based on the grant date fair value of the awards. For service-vested restricted shares, compensation expense is recognized ratably over the vesting period. For performance-vested exit event options, no compensation expense will be recognized until it is probable that an exit event meeting the vesting conditions will occur. For the year ended March 31, 2016, the Company recorded $500 (2015 – $300, 2014 – nil) as contributed surplus and compensation expense for the vesting of stock options. Stock-based compensation expense is included in selling, general and administrative expenses.

Valuation of stock-based awards

The fair value of stock-based awards is determined using acceptable valuation techniques, which primarily consist of the income approach for the estimation of the equity value of the Company and the Monte Carlo method for the valuation of the stock-based awards. These valuation techniques incorporate the Company’s discounted cash flow estimates and other key assumptions. Assumptions in estimating discounted cash flows include, among other items, revenue and operating expense growth rates, terminal value growth rate, discount rate, capital expenditures, and working capital levels. These assumptions are consistent with those used in the Company’s annual impairment testing. Other key assumptions include, among other items, probability of an exit event and distribution over time, discount for lack of marketability, an expected dividend yield of —%, risk-free discount rate based on a Government of Canada Bond for a period consistent with the expected life of the awards, and a volatility assumption based on median and historical data of similar public entities.

In determining the amount of share-based compensation, the Company used the Monte Carlo method to establish the fair value of options granted by applying the following assumptions and inputs:

	2016	2015
Stock price valuation	$2.65 to $3.86	$1.10 to $2.65
Exercise price	$2.06 to $3.55	$1.00 to $2.06
Risk-free interest rate	0.51%	0.57%
Expected life in years	10	10
Expected dividend yield	—%	—%
Volatility	30%	30%
Fair value of options issued in the periods	$1.41	$0.12

Note 18. Financial Instruments and fair values

Management assessed that the fair values of cash, trade receivables, accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Management assessed that the credit facility had a fair value of $46,179 (2015 – $49,822), determined using a discounted cash flow model over the term of the debt and a discount rate of 8.5% (2015 – 8%). The fair value of the subordinated debt is based on the equivalent dollar amount of common shares that are to be received upon conversion of the subordinated debt, and is equal to the carrying amount of the debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

The Company’s derivative financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/ financial liabilities	Fair value hierarchy	Valuation technique(s) and key input(s)	Relationship of unobservable inputs to fair value
Forward foreign currency contracts	Level 2

Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Increases (decreases) in the forward exchange rate increase (decrease) fair value. Increases (decreases) in discount rate decrease (increase) fair value.
Conversion option on subordinated debt	Level 3	The fair value of the conversion feature is determined using a probability weighted option pricing model and the following critical inputs: Exit event probability. Conversion ratio. Enterprise value.

An unrealized mark-to-market gain of $5,366 (2015 – $138; 2014 – $339 loss; December 8, 2013 – $743 loss) on forward exchange contracts has been recorded selling, general and administrative expenses in the statement of income.

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	March 31, 2016					March 31, 2015
	Level 1	Level 2	Level 3	Carrying value	Fair value	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Cash	7,226	—	—	7,226	7,226	5,918	—	—	5,918	5,918
Derivatives included in other current assets	—	4,422	—	4,422	4,422	—	—	—	—	—

Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	—	—	—	—	—	944	—	944	944
Credit facility	—	—	55,202	55,202	46,179	—	—	30,093	30,093	49,822
Subordinated debt	—	—	85,306	85,306	85,306	—	—	82,342	82,342	82,342

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

There were no transfers between the levels of the fair value hierarchy.

Note 19. Related party disclosures

During the year, the Company incurred management fees of $1,089 (2015 – $894) and interest expense of $5,598 (2015 – $5,397) on the subordinated debt to an entity related to the majority shareholder. These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the parties.

As at March 31, 2016, accrued interest due to the same entity for $1,910 (2015 – $1,830) is included in the accounts payable and accrued liabilities.

Balances with related parties	Amounts owed to related parties
$
March 31, 2016	1,910
March 31, 2015	1,830

Terms and conditions of transactions with related parties

Outstanding balances at the period end are unsecured, interest free, and settlement occurs in cash or common share purchases.

Key management compensation

Key management consists of the Board of Directors and the Chief-level suite of employees.

	Successor			Predecessor
	March 31 2016	March 31 2015	December 9, 2013 to March 31, 2014	April 1 to December 8 2013
	$	$	$	$
Short term employee benefits	3,484	4,042	714	1,568
Long term employee benefits	12	—	—	—
Share-based compensation	186	144	—	—

For the periods ended	3,682	4,186	714	1,568

Note 20. Financial risk management objectives and policies

The Company’s primary risk management objective is to protect the enterprise’s assets and cash flow, in order to increase the Company’s enterprise value.

Capital management

The Company manages its capital, which consists of cash provided from financing (common shares and preferred shares), long-term debt and subordinated debt, with the primary objective being safeguarding sufficient working capital to sustain and grow operations. The Board of Directors has not established capital benchmarks or other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

targets. The Company will continually assess the adequacy of its capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and the risk characteristics of the business.

The Company is capitalized with a mix of debt (long-term and subordinated debt) and with equity (common shares and preferred shares). The Company is exposed to market risk, credit risk, and liquidity risk. The Company’s senior management and Board of Directors oversees the management of these risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise interest rate risk and foreign currency risk.

Interest rate risk

The Company is exposed to interest rate risk on its floating rate borrowings, as the required cash flows to service the debt will fluctuate as a result of changes in market rates. The Company’s subordinated debt bears interest at a fixed rate of interest of 6.7% per annum. The entire unpaid principal and accrued interest amounts are automatically convertible to Class A senior preferred shares in connection with a liquidity event or sale of shares. The holder also had a right to payment upon demand. The credit facility is held in Canadian and US currencies and bears interest at bank prime plus 1% or banker’s acceptance rate plus 2%. The rate is subject to the financial performance of the Company. For the prime rate loan this rate may vary between 1.5% to 3.37%, while the banker’s acceptance rate may vary between 2.5% to 4.375%; both notes include a standby fee rate of 0.875%. For the year-ended March 31, 2016, a 1% increase in the interest rate would result in additional interest expense of $627.

Foreign currency risk

The Company’s consolidated financial statements are expressed in Canadian dollars, however a substantial portion of the Company’s sales and purchases are denominated in U.S. dollars, Euros, British Pounds Sterling, while a lower proportion of the Company’s transactions are in Swedish Krona, Danish Krone, and Swiss Franc. This results in a portion of the Company’s net assets denominated in U.S. dollars, Euro, Pound Sterling, Swedish Krona, and Danish Kroner, through subsidiaries with a functional currency that is the same as that of the Company. Net assets denominated in foreign currencies are translated into Canadian dollars at the foreign currency exchange rate in effect at the statement of financial position date. As a result, the Company is exposed to foreign currency translation gains and losses. Those gains and losses arising from the translation of the foreign currency denominated assets of foreign subsidiaries with a functional currency that is the same as that of the Company are included in operating income. The Company estimates that based on the net assets held by foreign operations that have the same functional currency as that of the Company at the end of 2016, an appreciation of the Canadian dollar of $0.01 relative to the U.S. dollar, Euro, and British Pound Sterling would result in a loss of $569 in income before taxes (2015 – $627).

At March 31, 2016, the Company had foreign exchange forward contracts to buy Canadian dollars representing notional amounts of USD $30,500 to sell U.S. dollars, €4,000 to sell Euros, and £1,500 to sell Pounds Sterling (March 31, 2015 – to buy Canadian dollars: notional amounts of USD $16,200 to sell U.S. dollars, €12,000 to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

sell Euros, and £2,000 to sell Pounds Sterling; to sell Canadian dollars €1,000 to buy Euros and £1,000 to buy Pounds Sterling).

Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.

The Company is also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company has a significant number of customers which minimizes the concentration of credit risk. The Company does not have any customers which account for more than 10% of sales or accounts receivable. The Company has entered into an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers based on a total deductible of $50. As at March 31, 2016, accounts receivable totaling approximately $16,785 (March 31, 2015 – $12,497, March 31, 2014 – $3,666) was insured under this agreement. In addition, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. Customer deposits are received in advance from certain customers for seasonal orders, and applied to reduce accounts receivable when goods are shipped. Credit terms are normally sixty days for seasonal orders, and thirty days for re-orders.

The aging trade receivables is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			< 30 days	31-60 days	> 60 days
	$	$	$	$	$
March 31, 2016	18,894	5,507	3,757	4,254	5,376
March 31, 2015	15,295	3,085	3,555	2,099	6,556

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. The Company manages liquidity risk by reviewing its capital and operating requirements on an ongoing basis. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

The following table summarizes the amount of contractual undiscounted future cash flow requirements for financial instruments as at March 31, 2016:

Contractual obligations	2017	2018	2019	2020 to 2024	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	38,451	—	—	—	38,451
Subordinated Debt	—	—	—	85,306	85,306
Long-term credit facility	1,250	1,250	52,702	—	55,202

The Company accrues expenses when incurred. Accounts are deemed payable once a past event occurs that requires payment by a specific date.

Commitments

Leases

The Company has lease commitments for the future periods, expiring as follows:

As at March 31, 2016
$
Not later than 1 year	5,407
Later than 1 year and not later than 3 years	14,069
Later than 4 years and not later than 5 years	13,908
Later than 5 years	30,753

64,137

Operating leases relate to leases of real estate with lease terms of between 5 and 10 years. All operating lease contracts over 5 years contain clauses for 5-yearly market rental reviews. The Company does not have an option to purchase the leased land at the expiry of the lease periods.

Forward exchange contracts

The Company entered into a number of forward exchange contracts during the year to sell U.S. dollars, Euro, and Pound Sterling. Several contracts were outstanding as at March 31, 2016 and therefore an unrealized mark-to-market gain of $5,366 (2015 – $138; 2014 – $339 loss; December 8, 2013 – $743 loss) has been recorded in selling, general and administrative expenses. As at March 31, 2016, the Company has a derivative asset of $4,422, which is included in other current assets (2015 – a derivative liability of $944 included in accounts payable and accrued liabilities).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

Note 21. Selected cash flow information

Changes in non-cash working capital items consist of the following:

	Successor			Predecessor
	March 31 2016	March 31 2015	December 9, 2013 to March 31, 2014	April 1 to December 8, 2013
Trade receivables	(3,366)	(9,241)	29,516	(28,663)
Inventories	(49,778)	(10,622)	(15,373)	15,394
Other current assets	(2,016)	840	(3,011)	(755)
Accounts payable and accrued liabilities	15,945	105	(7,769)	9,769
Provisions	1,388	1,425	2,273	382
Other	(21)	—	—	—

	(37,848)	(17,493)	5,636	(3,873)

Non-cash transactions in the year include:

	Successor			Predecessor
	March 31	March 31	December 9, 2013 to March 31,	April 1 to December 8,
	2016	2015	2014	2013
Issuance of Class B senior preferred shares	—	—	22,776	—
Issuance of Class B junior preferred shares	—	—	34,164	—

Note 22. Subsequent events

Refinancing the Credit Facility

On June 3, 2016, the Company entered into an agreement with a syndicate of lenders for an asset-backed loan (“ABL”) in the amount of $150,000 with an increase in commitments to $200,000 during the peak season (June 1 – November 30) and a revolving credit commitment comprising a letter of credit commitment in the amount of $25,000, with a $5,000 sub-commitment for letters of credit issued in a currency other than Dollars, U.S. Dollars or Euros, and a swingline commitment for $25,000 (collectively, the “New Credit Facility”). The New Credit Facility has a five-year term and bears interest at prime plus an applicable margin, which is payable quarterly. The New Credit Facility is secured by inventories and trade receivables and contains financial and non-financial covenants which could impact the Company’s ability to draw funds. The Company incurred deferred financing charges in the amount of $1,497 in connection with the New Credit Facility.

The Company used the proceeds from the New Credit Facility to repay and extinguish the existing credit facility. As a result of the extinguishment of the existing credit facility, deferred financing charges in the amount of $1,081 were charged to expense.

Business combination

On April 18, 2016, subsequent to the year-end, the Company acquired the assets of a manufacturing business for cash consideration of $1,500.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(in thousands of Canadian dollars. except per share data)

The fair value of the tangible assets acquired is a follows, with the excess of the purchase price over the fair value of the tangible assets acquired accounted for as goodwill. The Company has not yet finalized its purchase accounting in respect of this acquisition pending finalization of the fair value of the tangible assets acquired.

Assets acquired	$
Tangible assets

Property, plant and equipment		1,000

		1,000
Goodwill		500

Total assets acquired		1,500

The purchase price was paid as to $500 on the closing date of the transaction, with an amount payable of $500 on August 1, 2017 and contingent consideration with a fair value of $500, owing to the former owners upon satisfaction of additional requirements. The contingent consideration will be remeasured at its fair value at subsequent reporting dates and any resulting gain or loss included in the statement of income.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF

CANADA GOOSE HOLDINGS INC.

(PARENT COMPANY)

All operating activities of the Company are conducted by the subsidiaries. Canada Goose Holdings Inc. is a holding company and does not have any material assets or conduct business operations other than investments in subsidiaries. The credit agreement of Canada Goose, Inc, a wholly owned subsidiary of Canada Goose Holdings Inc., contains provisions whereby Canada Goose Inc. has restrictions on the ability to pay dividends, loan funds and make other upstream distributions to Canada Goose Holdings Inc.

These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these condensed financial statements.

PARENT COMPANY INFORMATION

Canada Goose Holdings Inc.

Schedule I – Condensed Statements of Income (Loss)

	31-Mar
	2016	2015	For the period from December 9, 2013 to March 31, 2014
Equity in net income (loss) of subsidiary	26,847	14,640	(12,129)
Selling, general and administration expenses	500	300	3,350
Other Expenses (income)
Net Interest income and other finance costs	(8)	(8)	(2)

Income (loss) before tax	26,355	14,348	(15,477)

Income tax recovery	(130)	(77)	—

Net income (loss)	26,485	14,425	(15,477)

The accompanying notes to the condensed financial statements are an integral part of this financial statement.

PARENT COMPANY INFORMATION

Canada Goose Holdings Inc.

Schedule I – Condensed Statements of Financial Position

	Year Ended March 31
	2016	2015
Current Assets
Cash	99	8
Other current assets	35	—

Total Current Assets	134	8

Intercompany note receivable	87,219	84,173
Investment in subsidiaries	143,169	114,346
Deferred income taxes	212	79

Total Assets	230,734	198,606

Accounts payable and accrued liabilities	1,910	1,829
Intercompany accounts payable	123	—
Income tax payable	1	2

Total Current Liabilities	2,034	1,831

Subordinated debt	85,306	82,342

Total Liabilities	87,340	84,173

Equity
Share capital	60,221	58,245
Contributed surplus	57,740	57,240
Retained earnings	25,433	(1,052)

Equity	143,394	114,433

Total Liabilities & Shareholder Equity	230,734	198,606

The accompanying notes to the condensed financial statements are an integral part of this financial statement.

PARENT COMPANY INFORMATION

Canada Goose Holdings Inc.

Schedule I – Condensed Statements of Cash Flows

	31-Mar
	2016	2015	For the period from December 9, 2013 to March 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	26,485	14,425	(15,477)
Items not affecting cash:
Equity in undistributed earnings of subsidiary	(26,847)	(14,640)	12,129
Net interest income	(8)	(8)	—
Income taxes	(130)	(77)	—
Share-based compensation	500	300	—

	—	0	(3,348)

Changes in assets and liabilities	87	3	(4,479)

Income taxes paid	(4)	(2)	—
Interest received	5,525	4,894	—
Interest paid	(5,517)	(4,887)	—

Net cash from (used in) operating activities	91	8	(7,827)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Canada Goose Inc. net assets and subsidiaries	—	—	(148,268)
Investment in subsidiary	(1,976)	(1,751)	—
Loan to subsidiary	(2,964)	(2,626)	—

Net cash used in investing activities	(4,940)	(4,377)	(148,268)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of Class A senior preferred shares	—	—	53,144
Issue of Class A junior preferred shares	1,976	1,751	—
Issue of common shares	—	—	3,350
Issuance of subordinated debt	2,964	2,626	79,716
Borrowings on acquisition	—	—	19,885

Net cash from financing activities	4,940	4,377	156,095

Increase in cash	91	8	—

Cash, beginning of period	8	—	—

Cash, end of period	99	8	—

The accompanying notes to the condensed financial statements are an integral part of this financial statement.

PARENT COMPANY INFORMATION

Canada Goose Holdings Inc.

Schedule I – Notes to the Condensed Financial Statements

(in thousands of Canadian dollars)

1. BASIS OF PRESENTATION

Canada Goose Holdings Inc. (the “Parent Company”) is a holding company that conducts substantially all of its business operations through its subsidiary. The Parent Company (a British Columbia corporation) was incorporated on November 21, 2013.

The Parent Company has accounted for the earnings of its subsidiary under the equity method in these unconsolidated condensed financial statements.

2. COMMITMENTS AND CONTINGENCIES

The Parent Company has no material commitments or contingencies during the reported periods.

3. DUE TO A RELATED PARTY

See the Annual Consolidated Financial Statements Note 16 in reference to Subordinated Debt for a description of the arrangement.

Condensed Interim Consolidated Statements of Income and Comprehensive Income (unaudited)

For three and six months ended September 30, 2016 and 2015

(in thousands of Canadian dollars, except per share amounts)
		Three months ended September 30		Six months ended September 30
	Notes	2016	2015	2016	2015
		$	$	$	$
Revenue		127,935	109,694	143,630	133,405
Cost of sales	7	68,600	55,374	79,637	70,532

Gross profit		59,335	54,320	63,993	62,873

Selling, general and administrative expenses		30,172	29,844	48,265	40,918
Depreciation and amortization		1,490	1,157	2,936	2,481

Operating income		27,673	23,319	12,792	19,474

Net interest and other finance costs	10	2,438	2,038	5,533	3,802

Income before income taxes		25,235	21,281	7,259	15,672
Income tax expense		5,216	2,805	1,277	1,431

Net income		20,019	18,476	5,982	14,241

Other comprehensive loss
Items that will not be reclassified to earnings:
Assumption of actuarial loss on post-employment obligation, net of tax of $26 for the three months and $52 for the six months		(204)	—	(407)	—

Other comprehensive loss		(204)	—	(407)	—

Comprehensive income		19,815	18,476	5,575	14,241

Earnings per share	5
Basic		2,001,892.90	1,847,559.60	598,191.00	1,424,060.10
Diluted		9.45	9.80	2.82	7.56

The accompanying notes to the condensed interim consolidated financial statements are an integral part of this financial statement.

Condensed Interim Consolidated Statements of Financial Position (unaudited)

As at September 30, 2016 and March 31, 2016

(in thousands of Canadian dollars)
	Notes	September 30, 2016	March 31, 2016
Assets		$	$
Current assets
Cash		10,931	7,226
Trade receivables	6	79,202	17,475
Inventories	7	143,010	119,506
Income taxes receivable		4,156	—
Other current assets	13	7,223	10,525

Total current assets		244,522	154,732

Deferred income taxes		3,444	3,642
Property, plant and equipment		34,485	24,430
Intangible assets		127,503	125,677
Goodwill		45,037	44,537

Total assets		454,991	353,018

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	47,025	38,451
Provisions	9	2,730	3,125
Income taxes payable		—	7,155
Current portion of credit facility		—	1,250

Total current liabilities		49,755	49,981

Provisions	9	9,259	8,554
Deferred income taxes		12,749	12,769
Credit facility	10	146,902	52,944
Subordinated debt	10	85,306	85,306
Other long-term liabilities		1,244	762

Total liabilities		305,215	210,316

Shareholders’ equity		149,776	142,702

Total liabilities and shareholders’ equity		454,991	353,018

The accompanying notes to the condensed interim consolidated financial statements are an integral part of this financial statement.

Condensed Interim Consolidated Statements of Changes in Equity (unaudited)

For the six months ended September 30, 2016 and 2015

(in thousands of Canadian dollars)
		Share Capital			Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
	Notes	Common Shares	Preferred Shares	Total
		$	$	$	$	$	$	$
Balance as at March 31, 2016		3,350	56,871	60,221	57,740	25,433	(692)	142,702
Net income for the year		—	—	—	—	5,982	—	5,982
Other comprehensive loss, net of tax		—	—	—	—	—	(407)	(407)
Recognition of share-based compensation	11	—	—	—	1,499	—	—	1,499

Balance as at September 30, 2016		3,350	56,871	60,221	59,239	31,415	(1,099)	149,776

Balance as at March 31, 2015		3,350	54,895	58,245	57,240	(1,052)	—	114,433
Net income for the year		—	—	—	—	14,241	—	14,241
Recognition of share-based compensation	11	—	—	—	250	—	—	250

Balance as at September 30, 2015		3,350	54,895	58,245	57,490	13,189	—	128,924

The accompanying notes to the condensed interim consolidated financial statements are an integral part of this financial statement.

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

For the six months ended September 30

(in thousands of Canadian dollars)

	Notes	2016	2015
		$	$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		5,982	14,241
Items not affecting cash
Depreciation and amortization		4,089	2,884
Income tax expense		1,277	1,431
Interest expense		4,486	3,694
Unrealized gain on forward exchange contracts		120	3,598
Write off deferred financing charges on refinancing		946	—
Share-based compensation	11	1,499	250

		18,399	26,098
Changes in non-cash operating items	15	77,013	(65,704)

Income taxes paid		(12,353)	(2,128)
Interest paid		(1,444)	(747)

Net cash used in operating activities		(72,411)	(42,481)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(11,000)	(10,424)
Investment in intangible assets		(3,971)	(2,680)
Business combination	3	(500)	—

Net cash used in investing activities		(15,471)	(13,104)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on credit facility		146,861	60,727
Repayments of credit facility		(55,274)	(626)

Net cash from financing activities		91,587	60,101

Increase in cash		3,705	4,516

Cash, beginning of period		7,226	5,918

Cash, end of period		10,931	10,434

The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

September 30, 2016

(in thousands of Canadian dollars, except per share amounts)

Note 1. The Company

Canada Goose Holdings Inc. and its subsidiaries (the “Company” or “CGHI”) design, manufacture, and sell premium outdoor apparel for men, women, and children. The Company’s apparel collections include various styles of parkas, jackets, vests, and accessories for fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada. The use of the terms “Canada Goose” “we,” “us” and “our” throughout these notes to the condensed interim consolidated financial statements refer to the Company. Our fiscal year ends on March 31.

The Company comprises CGHI and its wholly-owned subsidiary, Canada Goose Inc. (“CGI”). CGI manufactures cold weather outerwear and wholly-owns Canada Goose US, Inc. (“CGUS”), Canada Goose Trading Inc. (“CGTI”), and Canada Goose International Holdings Limited (“UK Holdings”). UK Holdings wholly-owns Canada Goose Europe AB (“CGE”), Canada Goose International AG (“SwissCo”) and Canada Goose Services Limited (“UK Serviceco”).

Operating Segments

The Company classifies its business in two operating and reportable segments: Wholesale and Direct to Consumer. The Wholesale business comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor speciality stores, and individual shops. The Company’s products reach these retailers through a network of international distributors and direct delivery.

The Direct to consumer business comprises sales through the country-specific e-commerce platforms and its retail stores. The Company did not operate any retail locations during the three and six months ended September 30, 2016. However, pre-operating costs in the Direct to Consumer segment related to retail stores opened in the third quarter 2017 are included in the statement of income for these periods.

Financial information for the two reportable operating segments is included in note 4.

Seasonality

We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our revenue and income for the year during our second and third fiscal quarters.

Working capital requirements typically increase during the first and second quarters of the fiscal year as inventory builds to support peak shipping and selling periods and, accordingly, typically decrease during the fourth quarter of the fiscal year as inventory has been shipped and sold. Cash provided by operating activities is typically higher in the fourth quarter of the fiscal year due to reduced working capital requirements during that period.

Note 2. Significant accounting policies

Statement of Compliance

The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”).

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

September 30, 2016

(in thousands of Canadian dollars, except per share amounts)

The condensed interim consolidated financial statements of the Company as at September 30, 2016 and March 31, 2016 and for the three and six month periods ended September 30, 2016 and 2015 were authorized for issue in accordance with a resolution of the Company’s Board of Directors on December 1, 2016.

Basis of presentation

The significant accounting policies and critical accounting estimates and judgments as disclosed in the Company’s March 31, 2016 annual consolidated financial statements have been applied consistently in the preparation of these condensed interim consolidated financial statements. The condensed interim consolidated financial statements are presented in Canadian dollars, the Company’s functional and presentation currency.

The disclosures contained in these interim statements do not include all the requirements in IFRS. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s March 31, 2016 annual consolidated financial statements and the accompanying notes and have been prepared using the accounting policies described in Note 2, except as noted below.

The Company adopted amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) which is effective for annual periods beginning on or after January 1, 2016. The amendments clarify principles for the presentation and materiality considerations for the financial statements and notes to improve understandability and comparability. Implementation of the standard has not had a material effect on the condensed interim consolidated financial statements.

Principles of consolidation

The condensed interim consolidated interim financial statements include the companies described in Note 1. All intercompany accounts and transactions have been eliminated.

Note 3. Business combination

On April 18, 2016, the Company acquired the assets of an apparel manufacturing business for consideration of $1,500. Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination. The Company paid $500 on the closing date of the transaction, with an amount payable of $500 due on August 1, 2017 and contingent consideration with a fair value of $500 owing to the former owners upon satisfaction of additional requirements. The contingent consideration will be remeasured at its fair value at subsequent reporting dates and any resulting gain or loss included in the consolidated statement of income. The results of operations have been consolidated with those of the Company beginning on April 18, 2016.

The fair value of the tangible assets acquired is as follows, with the excess of the purchase price over the fair value of the tangible assets acquired accounted for as goodwill. The goodwill recognized is not expected to be deductible for income tax purposes. The Company has not yet finalized its purchase accounting in respect of this acquisition pending finalization of the fair value of the tangible assets acquired.

Tangible assets
Property, plant and equipment	1,000

1,000
Goodwill	500

Total assets acquired	1,500

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

September 30, 2016

(in thousands of Canadian dollars, except per share amounts)

Note 4. Segment information

The Company has two reportable operating segments: Wholesale and Direct to consumer. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company’s chief operating decision maker, who is the Chief Executive Officer, for assessing the performance of operating segments. Neither reportable operating segment is reliant on any single external customer.

	For the three months ended September 30, 2016
	Wholesale	Direct to consumer	Unallocated	Total
	$	$	$	$
Revenue	121,428	6,507	—	127,935
Cost of sales	66,919	1,681	—	68,600

Gross profit	54,509	4,826	—	59,335
Selling, general and administrative expenses	9,277	3,433	17,462	30,172
Depreciation and amortization	—	—	1,490	1,490

Operating income	45,232	1,393	(18,952)	27,673

Net interest and other finance costs				2,438

Income before income taxes				25,235

	For the three months ended September 30, 2015
	Wholesale	Direct to consumer	Unallocated	Total
	$	$	$	$
Revenue	107,084	2,610	—	109,694
Cost of sales	54,548	826	—	55,374

Gross profit	52,536	1,784	—	54,320
Selling, general and administrative expenses	7,981	1,422	20,441	29,844
Depreciation and amortization	—	—	1,157	1,157

Operating income	44,555	362	(21,598)	23,319

Net interest and other finance costs				2,038

Income before income taxes				21,281

	For the six months ended September 30, 2016
	Wholesale	Direct to consumer	Unallocated	Total
	$	$	$	$
Revenue	135,720	7,910	—	143,630
Cost of sales	77,398	2,239	—	79,637

Gross profit	58,322	5,671	—	63,993
Selling, general and administrative expenses	13,425	4,683	30,157	48,265
Depreciation and amortization	—	—	2,936	2,936

Operating income	44,897	988	(33,093)	12,792

Net interest and other finance costs				5,533

Income before income taxes				7,259

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

September 30, 2016

(in thousands of Canadian dollars, except per share amounts)

	For the six months ended September 30, 2015
	Wholesale	Direct to consumer	Unallocated	Total
	$	$	$	$
Revenue	130,542	2,863	—	133,405
Cost of sales	69,706	826	—	70,532

Gross profit	60,836	2,037	—	62,873
Selling, general and administrative expenses	10,095	1,870	28,953	40,918
Depreciation and amortization	—	—	2,481	2,481

Operating income	50,741	167	(31,434)	19,474

Net interest and other finance costs				3,802

Income before income taxes				15,672

The Company does not report total assets or total liabilities based on its operating segments.

Note 5. Earnings per share

Basic earnings per share amounts are calculated by dividing net income for the period attributable to ordinary equity holders of the parent by the weighted average number of common shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares, if any, that would be issued on conversion of all the dilutive potential effects. The following outstanding instruments could have a dilutive effect in the future:

	Three months ended September 30		Six months ended September 30
	2016	2015	2016	2015
	$	$	$	$
Net income	20,019	18,476	5,982	14,241
Weighted average number of class A and class B common shares outstanding	10	10	10	10
Weighted average number of shares on conversion or exercise of stock options:	2,117,504	1,885,078	2,117,504	1,884,737

Diluted weighted average number of class A and class B common shares outstanding	2,117,514	1,885,088	2,117,514	1,884,747

Earnings per share
Basic	2,001,892.90	1,847,559.60	598,191.00	1,424,060.10
Diluted	9.45	9.80	2.82	7.56

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

September 30, 2016

(in thousands of Canadian dollars, except per share amounts)

Note 6. Trade receivables

	September 30 2016	March 31 2016

	$	$
Trade receivables	80,829	18,894
Less: allowance for doubtful accounts	(1,627)	(1,419)

Trade receivables, net	79,202	17,475

The aging trade receivables is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			< 30 days	31-60 days	> 60 days
	$	$	$	$	$
September 30, 2016	80,829	69,975	9,764	133	957
March 31, 2016	18,894	5,507	3,757	4,254	5,376

The Company has entered into an agreement with a third party who has insured the risk of loss for up to 90% of trade receivables from certain designated customers based on a total deductible of $50. As at September 30, 2016, accounts receivable totaling approximately $58,463 (March 31, 2016 – $16,785), was insured under this agreement.

Note 7. Inventories

	2016	2016
	$	$
Raw materials	38,812	46,648
Work-in-process	3,523	4,706
Finished goods	100,675	68,152

Total inventories at the lower of cost and net realizable value	143,010	119,506

Included in inventory as at September 30, 2016 are provisions in the amount of $5,931 (March 31, 2016 – $3,773).

Amounts charged to cost of sales comprise the following:

	For the three months ended September 30		For the six months ended September 30
	2016	2015	2016	2015
	$	$	$	$
Cost of goods manufactured	68,057	54,980	78,641	69,820
Depreciation	543	394	996	712

	68,600	55,374	79,637	70,532

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

September 30, 2016

(in thousands of Canadian dollars, except per share amounts)

Note 8. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

	September 30 2016	March 31 2016
	$	$
Trade payables	18,404	23,408
Accrued liabilities	12,093	7,032
Employee benefits	4,906	4,228
Amounts due to related parties (note 12)	4,776	1,910
Other payable	6,846	1,873

Total	47,025	38,451

Note 9. Provisions

Provisions consist primarily of amounts recorded in respect of customer warranty obligations, terminations of sales agents and distributors, and asset retirement obligations.

The provision for warranty claims represents the present value of management’s best estimate of the future outflow of economic resources that will be required under the Company’s obligations for warranties under sale of goods. The estimate has been made on the basis of historical warranty trends and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality and production.

The sales contract provision relates to management’s estimated cost of the departure of certain third party dealers, agents and distributors.

	Warranty	Sales Contracts	Other	Total
	$	$	$	$
Balance as at March 31, 2016	6,879	4,002	798	11,679

Additional provisions recognized	2,337	—	—	2,337
Reductions resulting from settlement	(1,537)	(498)	—	(2,035)
Other	—	—	8	8

Balance as at September 30, 2016	7,679	3,504	806	11,989

Provisions are classified as current and non-current liabilities based on management’s expectation of the timing of settlement, as follows:

	September 30, 2016	March 31, 2016
	$	$
Current provisions	2,730	3,125
Non-current provisions	9,259	8,554

	11,989	11,679

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

September 30, 2016

(in thousands of Canadian dollars, except per share amounts)

Note 10. Long-term debt

Credit facility

On June 3, 2016, the Company entered into an agreement with a syndicate of lenders for an asset-backed loan (“ABL”) in the amount of $150,000 with an increase in commitments to $200,000 during the peak season (June 1 – November 30) and a revolving credit commitment comprising a letter of credit commitment in the amount of $25,000, with a $5,000 sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. Dollars or Euros, and a swingline commitment for $25,000 (collectively, the “Credit Facility”). The Credit Facility has a 5-year term and bears interest at prime plus an applicable margin, which is payable quarterly. The Credit Facility is secured by inventory and trade accounts receivable and contain financial and non-financial covenants which could impact the Company’s ability to draw funds. The Company was in compliance with all covenants as at September 30, 2016.

The amount outstanding at September 30, 2016 with respect to the Credit Facility is $146,902 which includes deferred financing charges of $1,556.

As at September 30, 2016, the company had letters of credit outstanding under the Credit Facility of $297, US$ 227 (March 31, 2016 – $294, US$ 227).

The Company utilized the proceeds from the Credit Facility to repay and extinguish its existing revolving credit facility and term facility that were previously in place. As a result of the extinguishment of the revolving credit facility and term facilities, deferred financing charges in the amount of $946 were expensed in the six months ended September 30, 2016 as net interest and other finance costs.

Subordinated debt

The Company’s subordinated debt comprises senior and junior notes that are due to an entity related to the majority shareholder of the Company and has a maturity date of November 30, 2023 (collectively, “Subordinated Debt”). The senior subordinated debt bears interest at the rate of 6.7% per annum. The junior subordinated debt is issued to settle all or some of the accrued interest on the senior subordinated debt. Any accrued and unpaid interest on the principal amount is payable in cash annually on the last business day of November each year beginning in November 2014. The entire unpaid principal and accrued interest amounts are automatically convertible to Class A common shares in connection with a wind-up, change in control through a business combination, merger, or a similar transaction, a sale of substantially all of the Company’s assets, or a sale of all of the outstanding equity of the Company. The Company’s Subordinated Debt contains a redemption feature that give rise to a derivative which have been determined to be closely related to the host. No value has been attributed to this derivative.

The Company had $85,306 outstanding as at September 30, 2016 and March 31, 2016.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

September 30, 2016

(in thousands of Canadian dollars, except per share amounts)

Net interest and other finance costs

Net interest and other finance costs consist of the following:

	For the three months ended September 30		For the six months ended September 30
	2016	2015	2016	2015
	$	$	$	$
Interest expense
Credit facility	961	598	1,631	915
Subordinated debt	1,441	1,391	2,866	2,766
Bank indebtedness	1	2	5	13
Other	3	1	7	7
Standby fees	33	49	80	105
Write off deferred financing costs on refinancing	—	—	946	—

Interest expense and other financing costs	2,439	2,041	5,535	3,806
Interest income	(1)	(3)	(2)	(4)

Net interest and other financing charges	2,438	2,038	5,533	3,802

Note 11. Share-based payments

Under the terms of the Company’s stock option plan (the “Plan”), options may be granted on Class B common shares and Class A junior preferred shares, to a maximum of 12,231,435 options, to select executives of the Company, with vesting contingent upon meeting the service, performance goals and exit event conditions of the Plan. All options issued expire ten years after the grant date.

In the six month period ended September 30, 2016 the Company granted 1,204,437 options under its stock option plan to purchase Class B common shares and Class A junior preferred shares at an exercise price of $3.55 per share.

Service-vested options

Service-vested options, which are hereby referred to as Tranche A options, are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.

Performance-vested exit event options

There are two types of performance-vested options tied to an exit event, which are hereby referred to as Tranche B and Tranche C options, are eligible to vest on a pro-rata basis upon an exit event pursuant to which the aggregate common equity value is in excess of specified rates of return on total investment, subject to the executive’s continued employment through the date of the exit event.

Compensation expense for share-based compensation granted is measured at the fair value at the grant date using the Monte Carlo valuation model.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

September 30, 2016

(in thousands of Canadian dollars, except per share amounts)

Stock option transactions are as follows:

The following table summarizes information about stock options outstanding and exercisable at September 30, 2016:

		Options Outstanding		Options Exercisable
	Exercise price	Number	Weighted Average Remaining Life in Years	Number	Weighted Average Remaining Life in Years
Tranche A	$1.00	2,214,324	7	1,068,500	7
Tranche B	$1.00	2,214,333	7	—	—
Tranche C	$1.00	2,214,344	7	—	—
Tranche A	$1.25	175,739	8	—	—
Tranche B	$1.25	175,741	8	—	—
Tranche C	$1.25	175,743	8	—	—
Tranche A	$2.06	984,142	9	—	—
Tranche B	$2.06	984,150	9	—	—
Tranche C	$2.06	984,158	9	—	—
Tranche A	$3.55	280,968	9	—	—
Tranche B	$3.55	280,969	9	—	—
Tranche C	$3.55	280,970	9	—	—
Tranche A	$3.55	401,474	10	—	—
Tranche B	$3.55	401,479	10	—	—
Tranche C	$3.55	401,484	10	—	—

		12,170,018		1,068,500

Accounting for share-based awards

During the six month period ended September 30, 2016, the Company’s regular review of equity instruments expected to vest resulted in increases to cumulative expenses recognized as share-based compensation in the period. For the three and six months ended September 30, 2016, the Company recorded $1,374 and $1,499, respectively, as contributed surplus and compensation expense for the vesting of stock options (2015 – $125 and $250, respectively). Share-based compensation expense is included in selling, general and administrative expenses.

The assumptions used to measure the fair value of options granted during the three and six months ended September 30, 2016 under the Monte Carlo option pricing model at the grant date were as follows:

For the six months ended
September 30 2016
Stock price valuation	$3.86
Exercise price	$3.55
Risk-free interest rate	0.51%
Expected life in years	10
Expected dividend yield	0%
Volatility	30%
Fair value of options issued in the periods	$1.41

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

September 30, 2016

(in thousands of Canadian dollars, except per share amounts)

Note 12. Related party transactions

During the three and six month periods ended September 30, 2016, the Company incurred management fees of $178 and $327, respectively (2015 – $17 and $173, respectively) and interest expense of $1,425 and $2,866, respectively (2015 – $1,391 and $2,766, respectively) on the subordinated debt due to a related entity, and travel expenses of $142 (September 30, 2015 – $ 436) paid to companies related to the shareholders. These transactions are in the normal course of operations and are measured at the fair value, which is the consideration established and agreed to by the parties.

As at September 30, 2016, accrued interest due to the same entity for $4,776 (March 31, 2016 – $1,910) is included in the accounts payable and accrued liabilities.

In addition, expenses paid to an affiliate controlled by the majority shareholder for IT services in the amount of $110 (2015 – $122) was recognized.

Note 13. Financial instruments and fair value

Management assessed that the fair values of cash, trade receivables, and accounts payable and accrued liabilities approximate their carrying amounts as at September 30 and March 31, 2016, largely due to the short-term maturities of these instruments.

Management assessed that the credit facility had a fair value that approximated its amortized cost due to the short time that has elapsed since the Company entered into the arrangement (March 31, 2016 – nil). The fair value of the subordinated debt is based on the equivalent dollar amount of common shares that are to be received upon conversion of the subordinated debt, and is equal to the carrying amount of the debt.

Derivative Financial Instruments

During the three and six month periods ended September 30, 2016 the Company entered into foreign exchange forward contracts to sell U.S. dollars, Euro, and Pound Sterling. An unrealized mark-to-market gain of $787 and loss of $4,551 was recorded in selling, general and administrative expenses in the three and six month periods ended September 30, 2016, respectively (2015 – losses of $3,469 and $3,598 in the three and six month periods, respectively). As at September 30, 2016, the Company has a derivative asset of $120, which is included in other current assets ($4,422 as at March 31, 2016).

At September 30, 2016, the Company had foreign exchange forward contracts representing notional amounts of USD $30,500 to buy Canadian dollars and sell U.S. dollars, €9,000 to buy Canadian dollars and sell Euros, £7,500 to buy Canadian dollars and sell Pounds Sterling, and CHF2,500 to buy Swiss Francs and sell Canadian dollars (as at March 31, 2016 – notional amounts of USD $30,500 to buy Canadian dollars and sell U.S. dollars, €4,000 to buy Canadian dollars and sell Euros, and £1,500 to buy Canadian dollars and sell Pounds Sterling).

During the six months ended September 30, 2016, the Company settled foreign exchange forward contracts and realized a gain of $4,303 (2015 – nil), which has been recorded in selling, general and administrative expenses.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

September 30, 2016

(in thousands of Canadian dollars, except per share amounts)

Fair Value

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	September 30, 2016					March 31, 2016
	Level 1	Level 2	Level 3	Carrying value	Fair Value	Level 1	Level 2	Level 3	Carrying value	Fair Value
Financial assets
Cash	10,931	—	—	10,931	10,931	7,226	—	—	7,226	7,226
Derivatives included in other current assets	—	—	—	—	—	—	4,422	—	4,422	4,422

Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	120	—	120	120	—	—	—	—	—
Credit facility	—	—	146,902	146,902	148,458	—	—	55,202	55,202	46,179
Subordinated debt	—	—	85,306	85,306	85,306	—	—	85,306	85,306	85,306

Note 14. Leases

The Company has operating lease commitments for future periods, expiring as follows:

As at September 30, 2016
$
Not later than 1 year	9,036
Later than 1 year and not later than 3 years	20,302
Later than 4 years and not later than 5 years	20,851
Later than 5 years	47,050

97,239

Note 15. Selected cash flow information

Changes in non-cash working capital items consist of the following:

	For the six months ended September 30
	2016	2015
	$	$
Accounts receivable	(61,727)	(61,650)
Inventories	(23,504)	(20,876)
Other current assets	3,182	(5,113)
Accounts payable and accrued liabilities	4,709	29,174
Provisions	309	(7,047)
Other	18	192

Change in non-cash working capital	(77,013)	(65,704)

Canada Goose Holdings Inc.

Common shares

Prospectus

CIBC Capital Markets	Credit Suisse	Goldman, Sachs & Co.	RBC Capital Markets

BofA Merrill Lynch	Morgan Stanley	Barclays	BMO	TD	Wells Fargo Securities

                    , 2017

Through and including                 ,             (25 days after the commencement of this offering), all dealers that effect transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 6.	Indemnification of Directors and Officers

Sections 159 to 164 of the BCBCA authorize companies to indemnify past and present directors, officers and certain other individuals for the liabilities incurred in connection with their services as such (including costs, expenses and settlement payments) unless such individual did not act honestly and in good faith with a view to the best interests of the company and, in the case of a criminal or administrative proceeding, if such individual did not have reasonable grounds for believing his or her conduct was lawful. In the case of a suit by or on behalf of the corporation, a court must approve the indemnification.

Upon completion of this offering, our articles will provide that we shall indemnify directors and officers to the extent required or permitted by law.

Prior to the completion of this offering, we intend to enter into agreements with our directors and certain officers (each an “Indemnitee” under such agreements) to indemnify the Indemnitee, to the fullest extent permitted by law and subject to certain limitations, against all liabilities, costs, charges and expenses reasonably incurred by an Indemnitee in an action or proceeding to which the Indemnitee was made a party by reason of the Indemnitee being an officer or director of (i) our company or (ii) an organization of which our company is a shareholder or creditor if the Indemnitee serves such organization at our request.

We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.

Item 7.	Recent Sales of Unregistered Securities

During fiscal 2014, in connection with the Acquisition, we issued six Class A Common Shares and 53,144,000 Class A Senior Preferred Shares, to investment funds advised by Bain Capital for aggregate consideration of $136.9 million and we issued three Class B Common Shares, 22,776,000 Class B Senior Preferred Shares and 34,164,000 Class B Junior Preferred Shares to Black Feather Holdings Incorporated, an affiliate of Dani Reiss for aggregate consideration of $56.9 million.

During fiscal 2015 we issued 1,659,577 Class A Junior Preferred Shares to investment funds advised by Bain Capital for aggregate consideration of $1,750,695.

During fiscal 2016 we issued 1,767,315 Class A Junior Preferred Shares to investment funds advised by Bain Capital for aggregate consideration of $1,976,209.

These Shares were issued without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

During fiscal 2015, we have granted to certain of our employees options to purchase an aggregate of 3,694,776 Class B Common Shares at exercise prices ranging from $1.00 to $2.06 and options to purchase an aggregate of 5,542,163 Class A Junior Preferred Shares at exercise prices ranging from $1.00 to $2.06.

During fiscal 2016, we have granted to certain of our employees options to purchase an aggregate of 1,180,720 Class B Common Shares at exercise prices ranging from $2.06 to $3.55 and options to purchase an aggregate of 1,771,079 Class A Junior Preferred Shares at exercise prices ranging from $2.06 to $3.55.

Since April 1, 2016, we have granted to certain of our employees options to purchase an aggregate of 481,775 Class B Common Shares at an exercise price of $3.55 and options to purchase an aggregate of 722,662 Class A Junior Preferred Shares at an exercise price of $3.55.

These options were issued under the Securities Act and pursuant to Rule 701 under the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Articles of Canada Goose Holdings Inc.

4.1*	Form of Share Certificate

5.1*	Opinion of Stikeman Elliott LLP

10.1*	Amended and Restated Shareholders Agreement by and among Canada Goose Holdings Inc. and certain shareholders of Canada Goose Holdings Inc.

10.2*	Registration Rights Agreement by and among Canada Goose Holdings Inc. and certain shareholders of Canada Goose Holdings Inc.

10.3	Credit Agreement by and among Canada Goose Holdings Inc., Canada Goose Inc., Canada Goose International AG and Canadian Imperial Bank of Commerce dated June 3, 2016

10.4*	Senior Convertible Subordinated Note in favor of Brent (BC) Finco S.à.r.l. dated December 9, 2013

10.5*	Junior Convertible Subordinated Note in favor of Brent (BC) Finco S.à.r.l. dated December 9, 2013

10.6	Lease Agreement by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant, dated February 3, 2012

10.7	First Lease Expansion and Amending Agreement dated July 1, 2013, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant

10.8	Second Lease Expansion and Amending Agreement dated January 27, 2014, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant

10.9	Third Lease Expansion and Amending Agreement dated November 14, 2014, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant

10.10	Fourth Lease Expansion and amending Agreement dated April 30, 2015, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant

10.11	Fifth Lease Expansion and Amending Agreement dated June 8, 2016 by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant

10.12*	Management Agreement by and among Canada Goose Holdings Inc., Canada Goose Products Inc. and Bain Capital Partners, LLC, dated December 9, 2013

10.13*	Canada Goose Holdings Inc. Stock Option Plan (effective December 9, 2013)

10.14*	Omnibus Incentive Plan to be effective upon the consummation of this offering

10.15*	Form of Option Agreement under the Omnibus Incentive Plan

10.16*	Form of Restricted Share Agreement under the Omnibus Incentive Plan

10.17	Employment Agreement between Canada Goose Products Inc. and Dani Reiss, dated December 9, 2013

10.18	Letter Agreement between Canada Goose Inc. and Paul Riddlestone, dated October 21, 2010

10.19	Letter Agreement between Canada Goose Inc. and Scott Cameron, dated November 9, 2015

10.20*	Form of Indemnification Agreement for Directors and Officers

21.1	Subsidiaries of Canada Goose Holdings Inc.

23.1*	Consent of Deloitte LLP

23.2*	Consent of Stikeman Elliott LLP (included in Exhibit 5.1)

*	To be filed by amendment.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9.	Undertakings

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Canada on this      day of                     , 2017.

CANADA GOOSE HOLDINGS INC.

By:
Name:	Dani Reiss
Title:	Chief Executive Officer

***

Power of Attorney

The undersigned directors and officers of Canada Goose Holdings Inc. hereby appoint Dani Reiss as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form F-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Dani Reiss	Chief Executive Officer & Director (Principal Executive Officer)	, 2017

John Black	Chief Financial Officer (Principal Financial Officer)	, 2017

Ryan Cotton	Director	, 2017

Joshua Bekenstein	Director	, 2017

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1, in the City of Boston, Massachusetts, on                     , 2017.

By:
Name:	Ryan Cotton
Title:	Authorized Representative in the United States

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Articles of Canada Goose Holdings Inc.

4.1*	Form of Share Certificate

5.1*	Opinion of Stikeman Elliott LLP

10.1*	Amended and Restated Shareholders Agreement by and among Canada Goose Holdings Inc. and certain shareholders of Canada Goose Holdings Inc.

10.2*	Registration Rights Agreement by and among Canada Goose Holdings Inc. and certain shareholders of Canada Goose Holdings Inc.

10.3	Credit Agreement by and among Canada Goose Holdings Inc., Canada Goose Inc., Canada Goose International AG and Canadian Imperial Bank of Commerce dated June 3, 2016

10.4*	Senior Convertible Subordinated Note in favor of Brent (BC) Finco S.à.r.l. dated December 9, 2013

10.5*	Junior Convertible Subordinated Note in favor of Brent (BC) Finco S.à.r.l. dated December 9, 2013

10.6	Lease Agreement by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant, dated February 3, 2012

10.7	First Lease Expansion and Amending Agreement dated July 1, 2013, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant

10.8	Second Lease Expansion and Amending Agreement dated January 27, 2014, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant

10.9	Third Lease Expansion and Amending Agreement dated November 14, 2014, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant

10.10	Fourth Lease Expansion and amending Agreement dated April 30, 2015, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant

10.11	Fifth Lease Expansion and Amending Agreement dated June 8, 2016 by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant

10.12*	Management Agreement by and among Canada Goose Holdings Inc., Canada Goose Products Inc. and Bain Capital Partners, LLC, dated December 9, 2013

10.13*	Canada Goose Holdings Inc. Stock Option Plan (effective December 9, 2013)

10.14*	Omnibus Incentive Plan to be effective upon the consummation of this offering

10.15*	Form of Option Agreement under the Omnibus Incentive Plan

10.16*	Form of Restricted Share Agreement under the Omnibus Incentive Plan

10.17	Employment Agreement between Canada Goose Products Inc. and Dani Reiss, dated December 9, 2013

10.18	Letter Agreement between Canada Goose Inc. and Paul Riddlestone, dated October 21, 2010

10.19	Letter Agreement between Canada Goose Inc. and Scott Cameron, dated November 9, 2015

10.20*	Form of Indemnification Agreement for Directors and Officers

21.1	Subsidiaries of Canada Goose Holdings Inc.

23.1*	Consent of Deloitte LLP

23.2*	Consent of Stikeman Elliott LLP (included in Exhibit 5.1)

*	To be filed by amendment.